As filed with the Securities and Exchange Commission on January 20, 1995
                                                      Registration No. 33-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1993

                            F&M NATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)
    Virginia                          6711                     54-0857462
 (State or other juris-   (Primary Standard Industrial     (I.R.S. Employer
diction of incorporation   Classification Code Number)    Identification No.)
   or organization)

                                38 Rouss Avenue
                           Winchester, Virginia 22601
                                 (703) 665-4200
       (Address, including zip code, and telephone number, including area code of registrant's principal executive office)

                                Alfred B. Whitt
                      Senior Vice President and Secretary
                            F&M National Corporation
                                38 Rouss Avenue
                           Winchester, Virginia 22601
                                 (703) 665-4200
           (Name, address, including zip code, and telephone number,
                   including area code of agent for service)

                                   Copies to:
George P. Whitley, Esq.                            David A. Lawrence, Esq.
LeClair & Ryan                                     Odin Feldman & Pittleman
707 East Main Street, 11th Floor                   9302 Lee Highway, 11th Floor
Richmond, Virginia 23219                           Fairfax, Virginia 22031

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, checking the following box. ( )

                        CALCULATION OF REGISTRATION FEE

                                                       Proposed
                                        Proposed        maximum
  Title of each class    Amount          maximum       aggregate    Amount of
     of securities       to be        offering price    offering   registration
   to be registered   registered (1)    per share      price (2)       fee

Common Stock, $2.00
 par value (1)          944,435           N/A         $8,455,566     $2,915.70

(1) The estimated maximum number of shares to be issued.
(2) Estimated solely for purposes of calculating the registration fee and calculated in accordance with Rule 457(f)(2) thereunder, on the basis of the book value of Bank of the Potomac common stock to be received by the Registrant in exchange for common stock of the Registrant pursuant to the Affiliation described in the enclosed Prospectus/Proxy Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            F&M NATIONAL CORPORATION

                             CROSS-REFERENCE SHEET
        Pursuant to Rule 404(a) of the Securities Act and Item 501(b) of Regulation S-K, Showing the Location or Heading in the Prospectus and
       Proxy Statement of the Information Required by part I of Form S-4

         Form S-4                              Location or Heading in
      Item Number and Caption               Prospectus and Proxy Statement

A. Information About the Transaction
     1. Forepart of the Registration
         Statement and Outside Cover
         Page of Prospectus . . . . . .   Cover Page of Registration Statement;
                                          Outside Front Cover Page of Proxy
                                          Statement/Prospectus
     2. Inside Front and Outside Back
         Cover Pages of Prospectus . . .  Available Information; Incorporation
                                          of Certain Information by Reference;
                                          Table of Contents
     3. Risk Factors, Ratio of Earnings
         to Fixed Charges and Other
         Information . . . . . . . . . .  Summary; Comparative Per Share
                                          Information; Selected Financial
                                          Data; The Potomac Special Meeting;
                                          The Affiliation; Market Prices and
                                          Dividends; Business of Potomac
     4. Terms of the Transaction . . . .  Summary; The Affiliation; Comparative
                                          Rights of Shareholders; Description
                                          of F&M Capital Stock
     5. Pro Forma Financial Information.  Not Applicable
     6. Material Contacts with the
         Company Being Acquired. . . . .  Summary; The Affiliation-Background
                                          of and Reasons for the Affiliation,
                                          -Interests of Certain Persons in the
                                          Affiliation
     7. Additional Information Required
         for Reoffering by Persons and
         Parties Deemed to be
         Underwriters. . . . . . . . . .  Not Applicable
     8. Interests of Named Experts
         and Counsel . . . . . . . . . .  Experts; Legal Opinions
     9. Disclosure of Commission Position
        on Indemnification for Securities
        Act Liabilities. . . . . . . . .  Not Applicable

B. Information About the Registrant
    10. Information with Respect to S-3
         Registrants . . . . . . . . . .  Incorporation of Certain Information
                                          by Reference; Summary; Market Prices
                                          and Dividends; Business of F&M;
                                          Description of F&M Capital Stock
    11. Incorporation of Certain
         Information by Reference. . . .  Incorporation of Certain Information
                                          Reference
    12. Information with Respect to S-2
         or S-3 Registrants. . . . . . .  Not Applicable

    13. Incorporation of Certain
         Information by Reference. . . .  Not Applicable
    14. Information with Respect to
         Registrants Other Than S-3
         or S-2 Registrants. . . . . . .  Not Applicable

C. Information About the Company Being Acquired
    15. Information with Respect to S-3
         Companies . . . . . . . . . . .  Not Applicable
    16. Information with Respect to S-2
         or S-3 Companies. . . . . . . .  Not Applicable
    17. Information with Respect to
         Companies Other Than S-3 or
         S-2 Companies . . . . . . . . .  Summary; Comparative Per Share
                                          Information; Selected Financial Data;
                                          Market Prices and Dividends; Business
                                          of Potomac; Management's Discussion
                                          and Analysis of Financial Condition
                                          and Results of Operations

D. Voting and Management Information
    18. Information if Proxies, Consents
         or Authorization are to be
         Solicited . . . . . . . . . . .  Incorporation of Certain Information
                                          by Reference; Summary; The Potomac
                                          Special Meeting; The Affiliation
    19. Information if Proxies, Consents
         or Authorizations are not to be
         Solicited or in an Exchange
         Offer . . . . . . . . . . . . .  Not Applicable

[Potomac Letterhead]


                                January __, 1995
Dear Fellow Shareholders:
     You are cordially invited to attend the Special Meeting of Shareholders of the Bank of the Potomac to be held at our Main Office located at 230 Herndon Parkway, Herndon, Virginia on Wednesday, March 1, 1995 at 4:00 p.m.
     At this important meeting, you will be asked to consider and vote on the Agreement and Plan of Reorganization, dated as of November 18, 1994, and a related Plan of Share Exchange (collectively, the "Affiliation Agreement") between the Bank and F&M National Corporation ("F&M"). Based in Winchester, Virginia, F&M is a bank holding company with $1.7 billion in total assets at September 30, 1994 and with its principal operations currently being conducted through 11 affiliated banks in Virginia and West Virginia.
     Under the terms of the Affiliation Agreement, F&M will exchange shares of its common stock whose aggregate market value as of the closing date equals 1.75 times the book value of our Bank's common stock determined as of the month end immediately preceding the closing date of the Affiliation. Cash will be paid in lieu of fractional shares. Although the final value of the transaction will not be established until the closing date, based on the Bank's September 30th book value, the transaction has an indicated value of approximately $40.00 per share of Bank common stock. It is anticipated that the affiliation will be made effective during the early part of the second quarter of this year. Following the consummation of the transaction with F&M, the Bank will continue to operate as a separate bank within the F&M system.
     Your Board of Directors has retained the investment banking firm of Baxter Fentriss and Company to act as its financial advisor in connection with the transaction with F&M. As discussed in the accompanying Proxy Statement/Prospectus, Baxter Fentriss has delivered to the Board of Directors its written opinion that, as of this date, the terms of the Affiliation Agreement are fair from a financial point of view to our shareholders.
     The exchange of Bank common stock for F&M common stock (other than for cash in lieu of any fractional shares) pursuant to the Affiliation Agreement will be a tax-free transaction for federal income tax purposes. Details of the proposed transaction with F&M are set forth in the accompanying Proxy Statement/Prospectus, which you are urged to read carefully in its entirety. Approval of the transaction with F&M requires the affirmative vote of more than 70% of the outstanding shares of common stock of the Bank.
     Your Board of Directors has unanimously approved the Affiliation Agreement and the transaction with F&M and believes that they are in the best interests of the Bank and our shareholders. Accordingly, the Board unanimously recommends that you vote TO APPROVE the Affiliation Agreement.
     We hope you can attend the Special Meeting. Whether or not you plan to attend, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope. Your vote is important regardless of the number of shares you own. We look forward to seeing you at the Special Meeting.
                                Sincerely yours,
                                 THOM F. HANES
                                   President

                           BANK OF THE POTOMAC, INC.
                               Herndon, Virginia
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                 March 1, 1995
     A Special Meeting of Shareholders of the Bank of the Potomac, Inc. ("Potomac") will be held on Wednesday, March 1, 1995 at 4:00 p.m., local time, at the Main Office of Potomac, located at 230 Herndon Parkway, Herndon, Virginia for the following purposes:
     1. To approve the Agreement and Plan of Reorganization, dated as of November 18, 1994, between Potomac and F&M National Corporation ("F&M") and a related Plan of Share Exchange (collectively, the "Affiliation Agreement"), providing for a share exchange between Potomac and F&M upon the terms and conditions therein, including, among other things, that each issued and outstanding share of Potomac common stock will be exchanged for shares of F&M common stock with an aggregate market value as of the closing date equal to 1.75 times the book value of Potomac common stock determined as of the month end immediately preceding the consummation of the transaction, with cash being paid in lieu of issuing fractional shares. The Affiliation Agreement is enclosed with the accompanying Proxy Statement/Prospectus as Appendix I.
     2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.
     Each Potomac shareholder will have the right to dissent from the Affiliation and to demand payment of the fair value of his shares in the event the Affiliation is approved and consummated. Any right of any such Potomac shareholder to receive such payment is contingent upon strict compliance with the requirements set forth in Article 15 of the Virginia Stock Corporation Act, the full text of which is included as Appendix III to the accompanying Proxy Statement/Prospectus.
     The Board of Directors has fixed January 10, 1995, as the record date for the Special Meeting, and only holders of record of Potomac common stock at the close of business on that date are entitled to receive notice of and to vote at the Special Meeting or any adjournments or postponements thereof.
                       By Order of the Board of Directors
                                Henry C. Mackall
                                   Secretary
January __, 1995
PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY, WHETHER OR NOT YOU PLAN
                         TO ATTEND THE SPECIAL MEETING.
 THE BOARD OF DIRECTORS OF POTOMAC RECOMMENDS THAT SHAREHOLDERS VOTE TO APPROVE
                           THE AFFILIATION AGREEMENT.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION....................................................................................................
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE........................................................................
SUMMARY..................................................................................................................
COMPARATIVE PER SHARE INFORMATION........................................................................................
SELECTED FINANCIAL DATA..................................................................................................
THE POTOMAC SPECIAL MEETING..............................................................................................
THE AFFILIATION..........................................................................................................
Background of and Reasons for the Affiliation............................................................................
Opinion of Financial Advisor.............................................................................................
Terms of the Affiliation.................................................................................................
Effective Date...........................................................................................................
Surrender of Stock Certificates..........................................................................................
Representations and Warranties; Conditions to the Affiliation............................................................
Regulatory Approvals.....................................................................................................
Business Pending the Affiliation.........................................................................................
Waivers, Amendment and Termination.......................................................................................
Resales of F&M Common Stock..............................................................................................
Accounting Treatment.....................................................................................................
Interest of Certain Persons in the Affiliation...........................................................................
Certain Federal Income Tax Matters.......................................................................................
Rights of Dissenting Shareholders........................................................................................
Certain Differences in Rights of Shareholders............................................................................
Expenses of the Affiliation..............................................................................................
MARKET PRICES AND DIVIDENDS..............................................................................................
BUSINESS OF POTOMAC......................................................................................................
Business.................................................................................................................
Lending Activities.......................................................................................................
Ownership of Potomac Common Stock........................................................................................
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS....................................................................................
BUSINESS OF F&M..........................................................................................................
History and Business.....................................................................................................
F&M's Acquisition Program................................................................................................
COMPARATIVE RIGHTS OF SHAREHOLDERS.......................................................................................
DESCRIPTION OF F&M CAPITAL STOCK.........................................................................................
EXPERTS..................................................................................................................
OPINIONS.................................................................................................................
SHAREHOLDER PROPOSALS....................................................................................................
OTHER MATTERS............................................................................................................
INDEX TO FINANCIAL STATEMENTS............................................................................................
APPENDICES
  I -- Agreement and Plan of Reorganization and Plan of Share Exchange
 II -- Opinion of Baxter, Fentriss and Company
III -- Article 15 of the Virginia Stock Corporation Act

                           BANK OF THE POTOMAC, INC.
                                PROXY STATEMENT
                            F&M NATIONAL CORPORATION
                                   PROSPECTUS
     This Proxy Statement/Prospectus is being furnished to shareholders of the Bank of the Potomac ("Potomac") in connection with the solicitation of proxies by the Board of Directors of Potomac for use at its Special Meeting of Shareholders (the "Special Meeting") to be held on March 1, 1995, and any postponements or adjournments thereof.
     At the Special Meeting, shareholders will be asked to approve an Agreement and Plan of Reorganization, dated as of November 18, 1994, between Potomac and F&M National Corporation, a bank holding company based in Winchester, Virginia ("F&M"), and a related Plan of Share Exchange (collectively, the "Affiliation Agreement") providing for the affiliation of Potomac with F&M (the "Affiliation") through the exchange of common stock of Potomac ("Potomac Common Stock") for the common stock of F&M ("F&M Common Stock"). Upon consummation of the Affiliation, each outstanding share of Potomac Common Stock, other than shares as to which appraisal rights have been duly exercised, will be converted into and exchanged for shares of F&M Common Stock with an aggregate market value equal to 1.75 times the book value per share of Potomac Common Stock determined as of the month end immediately preceding the effective date of the Affiliation. Cash will be paid in lieu of fractional shares. A copy of the Affiliation Agreement is included as Appendix I hereto.

     Baxter Fentriss and Company ("Baxter Fentriss") has rendered its opinion, updated to the date hereof, to the Board of Directors of Potomac that the terms of the Affiliation are fair to Potomac's shareholders from a financial point of view. See "The Affiliation - Opinion of Financial Advisor."
     The Board of Directors of Potomac unanimously recommends that shareholders vote to approve the Affiliation Agreement. Failure to vote is equivalent to voting against the proposal.
     This Proxy Statement/Prospectus also constitutes a prospectus of F&M covering the shares of F&M Common Stock to be issued to shareholders of Potomac in connection with the Affiliation. The outstanding shares of F&M Common Stock are, and the shares offered hereby will be, listed on the New York Stock Exchange ("NYSE") and traded under the symbol "FMN".
     This Proxy Statement/Prospectus is first being mailed to shareholders of Potomac on or about January __, 1995.
     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     THE SHARES OF F&M COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.
        The Date of This Proxy Statement/Prospectus is January   , 1995.

                             AVAILABLE INFORMATION
     F&M is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center (13th Floor), New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information concerning F&M also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus does not contain all the information set forth in the Registration statement on Form S-4, of which this Proxy Statement/Prospectus is a part, and exhibits thereto (together with the amendments thereto, the "Registration Statement"), which have been filed by F&M with the Commission under the Securities Act of 1933 (the "Securities Act") with respect to F&M Common Stock and to which reference is hereby made for further information.
               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The following documents filed with the Commission by F&M are incorporated by reference in this Proxy Statement/Prospectus: (i) F&M's Annual Report on Form 10-K for the year ended December 31, 1993; (ii) F&M's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994; and (iii) F&M's Current Reports on Form 8-K, filed January 18, 1994, February 14, 1994, March 14, 1994, March 17, 1994, July 8, 1994, July 20, 1994,
October 21, 1994, November 1, 1994, December 1, 1994 and December 30, 1994.
All documents filed by F&M pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the Special Meeting shall be deemed to be incorporated by reference herein.
     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.
     The information contained in this Proxy Statement/Prospectus relating to F&M has been supplied by F&M, and the information relating to Potomac has been supplied by Potomac.
     THIS PROXY STATEMENT INCORPORATES BY REFERENCE CERTAIN DOCUMENTS RELATING TO F&M THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS THAT ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE, WITHOUT CHARGE, UPON REQUEST FROM ANY PERSON TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED DIRECTED TO:
ALFRED B. WHITT, SENIOR VICE PRESIDENT AND SECRETARY, F&M NATIONAL CORPORATION, P.O. BOX 2800, WINCHESTER, VIRGINIA 22604; TELEPHONE NUMBER (703) 665-4200. IN ORDER TO ENSURE TIMELY DELIVERY OF ANY REQUESTED DOCUMENTS, THE REQUEST SHOULD
BE MADE BY FEBRUARY    , 1995.
                                    SUMMARY
     THE FOLLOWING SUMMARY IS NOT INTENDED TO BE COMPLETE DESCRIPTION OF ALL MATERIAL FACTS REGARDING F&M, POTOMAC AND THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING AND IS QUALIFIED IN ALL RESPECTS BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS INCLUDING THE APPENDICES HERETO AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE.
THE PARTIES
     F&M. F&M is a multi-bank holding company headquartered in Winchester, Virginia. F&M has eleven subsidiary banks (the "Subsidiary Banks") that operate 73 banking offices which offer a full range of banking services principally to individuals and to small and medium sized businesses in the Shenandoah Valley of Virginia, central and northern Virginia and the eastern panhandle of West Virginia. F&M was formed in 1969 to serve as the parent holding company of its then sole subsidiary bank, F&M Bank-Winchester, organized in 1902. Since its organization, F&M has acquired thirteen banks, which have expanded its market area and increased its market share in Virginia and West Virginia. At September 30, 1994, F&M had total assets of $1.7 billion, total deposits of $1.4 billion and total shareholders' equity of $161.7 million. F&M's principal executive offices are located at 38 Rouss Avenue, Winchester, Virginia 22601, and its telephone number is (703) 665-4200. See "Selected Financial Data" and "Business of F&M."

     F&M Common Stock is listed for trading on the NYSE under the symbol
"FMN."

POTOMAC. Potomac is a state-chartered commercial bank and member of the Federal Reserve System ("Federal Reserve") that commenced its banking business in the fall of 1988 and which provides commercial and consumer banking services primarily to customers in the western Fairfax County and eastern Loudoun County area of northern Virginia. At September 30, 1994, Potomac had total assets of $55.2 million, total deposits of $47.4 million, and total shareholders' equity of $7.4 million. The principal executive offices of Potomac are located at 230 Herndon Parkway, Herndon, Virginia 22070. See "Business of Potomac" and "Management's Discussion and Analysis of Financial Condition and Results of Operation."
THE SPECIAL MEETING
     TIME, PLACE AND PURPOSE. The Special Meeting will be held on March 1, 1995 at 4:00 p.m. at Potomac's Main Office located at 230 Herndon Parkway, Herndon, Virginia 22070. At the Special Meeting, Potomac shareholders will be asked to consider and vote upon a proposal to approve the Affiliation Agreement, attached hereto as Appendix I.
     RECORD DATE. Only holders of record of Potomac Common Stock at the close of business on January 10, 1995, will be entitled to notice of and to vote at the Special Meeting. At the record date, there were approximately 405 holders of record of the 325,000 shares of Potomac Common Stock then outstanding and entitled to vote at the Special Meeting. See "The Potomac Special Meeting."
THE AFFILIATION
     The Affiliation provides for the exchange of each outstanding share of Potomac Common Stock for F&M Common Stock. F&M will then serve as the parent bank holding company for Potomac, which will continue to carry on its banking business in substantially the same manner as before the Affiliation.
     At the effective date of the Affiliation, each outstanding share of Potomac Common Stock will be exchanged for shares of F&M Common Stock with an aggregate market value of 1.75 times the per share book value of Potomac Common Stock determined as of the month end immediately preceding the effective date of the Affiliation (the "Exchange Ratio"), and cash in lieu of any fractional shares. Accordingly, the number of shares of F&M Common Stock that will be issued pursuant to the Exchange Ratio cannot be determined until the Effective Date. However, based on the closing price of F&M Common Stock on the NYSE of $16.25 per share on January 13, 1995 and the book value per share of Potomac Common Stock of $22.89 at September 30, 1994, each share of Potomac Common Stock would be exchanged for 2.47 shares of F&M Common Stock, with a cash payment of in lieu of issuing any fractional share. See "The Affiliation - Terms of the Affiliation."
     In addition, each stock option issued by Potomac pursuant to both its 1994 Directors' Stock Option Plan and 1989 Incentive Stock Option Plan (the "Potomac Stock Option Plans") (allowing holders to acquire an aggregate of up to 44,400 shares of Potomac Common Stock as of December 31, 1994) outstanding at the Effective Date shall cease to be outstanding and will be exchanged for shares of F&M Common Stock. The shares of F&M Common Stock issued in exchange for the stock options will have an aggregate market value (determined as described above) equal to the so-called equity represented by each stock option, which is measured as the difference between the original per share exercise price of the stock option and 1.75 times the per share book value of Potomac Common Stock as of the month end immediately preceding the effective date of the Affiliation. Cash will be paid in lieu of issuing any fractional share.
RECOMMENDATION OF THE BOARD OF DIRECTORS OF POTOMAC
     The Board of Directors of Potomac has unanimously approved the Affiliation, including the Affiliation Agreement. The Board of Directors believes that the Affiliation is fair to and in the best interests of the shareholders of Potomac and recommends a VOTE FOR the Affiliation. See "The Affiliation - Background of and Reasons for the Affiliation."
OPINION OF FINANCIAL ADVISOR
     The Board of Directors of Potomac retained Baxter Fentriss to act as its financial advisor in connection with the Affiliation, and Baxter Fentriss has rendered its opinion to the Board of Directors of Potomac that the terms of the Affiliation are fair from a financial point of view to the Potomac shareholders. The full text of Baxter Fentriss' opinion, updated to the date hereof, is set forth as Appendix II to this Proxy Statement/Prospectus and should be read in its entirety with respect to the assumptions made and other matters considered and limitations on the review undertaken. See "The Affiliation - Opinion of Financial Advisor."
VOTE REQUIRED
     Approval of the Affiliation requires the affirmative vote of the holders of more than 70% of the outstanding shares of Potomac Common Stock. As of the record date, directors and executive officers of Potomac and their affiliates beneficially owned approximately 46,400 shares of Potomac Common Stock, or 14.3% of the shares of Potomac Common Stock outstanding on such date (exclusive of shares of Potomac Common Stock subject to outstanding options that are currently exercisable). The directors and executive officers of Potomac have indicated their intention to vote their shares of Potomac Common Stock in favor of the Affiliation. See "The Potomac Special Meeting - Vote Required."
A FAILURE TO VOTE, EITHER BY NOT RETURNING THE ENCLOSED PROXY OR BY CHECKING THE "ABSTAIN" BOX THEREON, WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL OF THE AFFILIATION AGREEMENT.
EFFECTIVE DATE
     The Affiliation will become effective at the date and time set forth on the Certificate of Share Exchange issued by the Virginia State Corporation Commission (the "Effective Date"). The Effective Date will occur as soon as practicable following the date that all conditions specified in the Affiliation Agreement have been satisfied or waived. The Affiliation is expected to be made effective during the second quarter of 1995. F&M and Potomac each has the right, acting unilaterally, to terminate the Affiliation Agreement should the Affiliation not be consummated by August 31, 1995. See "The Affiliation - The Effective Date."
DISTRIBUTION OF STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES
     As soon as practicable after the Effective Date, F&M Bank-Winchester, as the exchange agent, will mail to each Potomac shareholder (other than dissenting shareholders) a letter of transmittal and instructions for use in order to surrender the certificates representing shares of Potomac Common Stock in exchange for certificates representing shares of F&M Common Stock. Cash (without interest) will be paid to Potomac shareholders in lieu of the issuance of any fractional shares in an amount equal to the fraction of a share of F&M Common Stock to which such shareholder would otherwise be entitled multiplied by the average of the closing prices of F&M Common Stock as reported on the NYSE during the ten trading days immediately preceding the Effective Date. See "The Affiliation - Surrender of Stock Certificates."
CERTAIN FEDERAL INCOME TAX CONSEQUENCES
     LeClair, Ryan, Joynes, Epps & Framme, counsel for F&M, has delivered an opinion that, among other things, (i) no gain or loss will be recognized by Potomac shareholders to the extent they receive shares of F&M Common Stock solely in exchange for their Potomac Common Stock pursuant to the Affiliation,
(ii) the aggregate tax basis of F&M Common Stock received by a Potomac shareholder will equal the aggregate tax basis of the Potomac Common Stock surrendered in exchange therefor by such shareholder (reduced by any amount allocable to fractional share interests for which cash is received), and (iii) the holding period of the F&M Common Stock received will generally include the holding period of the Potomac stock surrendered if the Potomac Common Stock is held as a capital asset at the Effective Date. For a more complete description of the federal income tax consequences of the Affiliation, see "The Affiliation
- -Certain Federal Income Tax Consequences."
     DUE TO THE INDIVIDUAL NATURE OF THE TAX CONSEQUENCES OF THE AFFILIATION, IT IS RECOMMENDED THAT EACH POTOMAC SHAREHOLDER CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF THE AFFILIATION.
INTERESTS OF CERTAIN PERSONS IN THE AFFILIATION
     The Affiliation Agreement provides that following the Effective Date, F&M shall indemnify any person with respect to matters occurring on or prior to the Effective Date who has rights to indemnification from Potomac, to the same extent and on the same conditions as in effect on the date of the Affiliation Agreement. F&M has also agreed to use its reasonable best efforts to maintain Potomac's existing directors' and officers' liability policy, or another policy providing at least comparable coverage, covering persons who are currently covered by such insurance of Potomac for a period of three years after the Effective Date on terms no less favorable than those on the date of the Affiliation Agreement. The Affiliation Agreement also contains provisions concerning employee benefits after the Affiliation. See "The Affiliation - Interests of Certain Persons in the Affiliation."
CONDITIONS TO CONSUMMATION OF THE AFFILIATION; TERMINATION
     Consummation of the Affiliation is subject to various conditions, including among other matters: (i) receipt of the approval of the shareholders of Potomac solicited hereby; (ii) receipt of an opinion of counsel as to the tax-free nature of the Affiliation (except for cash received in lieu of fractional shares or upon the exercise of dissenters' rights); and (iii) approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended ("BHC Act"), and the Virginia State Corporation Commission (the "Virginia SCC"). Substantially all of the conditions to consummation of the Affiliation may be waived, in whole or in part, to the extent permissible under applicable law by the party for whose benefit the condition has been imposed, without the approval of the shareholders of that party. Regulatory approvals and receipt of the opinion as to the tax-free nature of the Affiliation may not, however, be waived. See

"The Affiliation - Representations and Warranties; Conditions to the Affiliation" and "The Affiliation - Regulatory Approvals."
     The Affiliation Agreement may be terminated and the Affiliation abandoned notwithstanding shareholder approval (i) by mutual agreement of the Boards of Directors of F&M and Potomac or (ii) by either F&M or Potomac if the Effective Date has not occurred by August 31, 1995 or if certain specified events occur. See "The Affiliation - Waivers, Amendment and Termination."
EFFECTS OF THE AFFILIATION ON THE RIGHTS OF POTOMAC SHAREHOLDERS
     Upon consummation of the Affiliation, Potomac shareholders will become shareholders of F&M. While the rights of the former shareholders of Potomac will continue to be governed by the Virginia Stock Corporation Act (the "Virginia SCA") since F&M is a Virginia corporation, the rights of Potomac shareholders will also be as provided for under the Articles of Incorporation and Bylaws of F&M. The provisions of the Articles of Incorporation and Bylaws of F&M differ in certain material respects from the Articles of Incorporation and Bylaws of Potomac. See "Comparative Rights of Shareholders."
ACCOUNTING TREATMENT
     It is intended that the Affiliation will be accounted for as a pooling of interests. It is intended that F&M will receive an opinion from its outside auditors that the Affiliation will be accounted for as a pooling of interests, but it is not a condition to the consummation of that transaction. See "The Affiliation - Accounting Treatment."
RIGHTS OF DISSENT AND APPRAISAL
     Each holder of Potomac shares may dissent from the Affiliation and is entitled to the rights and remedies of dissenting shareholders provided in
Article 15 of the Virginia SCA, subject to compliance with the procedures set forth therein, including the right to appraisal of his or her stock. A copy of
Article 15 is attached as Appendix III to this Proxy Statement/Prospectus and a summary thereof is included under "The Affiliation - Rights of Dissenting Shareholders."
RESALES OF F&M COMMON STOCK
     Shares of F&M Common Stock received in the Affiliation will be freely transferable by the holders thereof, except for those shares held by those holders who may be deemed to be "affiliates" (generally including directors, certain executive officers and major shareholders) of Potomac under applicable federal securities laws. See "The Affiliation - Resales of F&M Common Stock." MARKETS AND MARKET PRICES
     Since December 28, 1994, F&M Common Stock has been listed for trading on the NYSE under the symbol "FMN". Prior thereto, F&M Common Stock was traded in the over-the-counter market and quoted on the Nasdaq National Market System ("Nasdaq/NMS") under the symbol "FMNT". The market value of F&M Common Stock on November 17, 1994, the last full trading day preceding the public announcement of the execution of the Affiliation Agreement and based on last reported sale price of F&M Common Stock on the Nasdaq/NMS, was $16.25 per share. The market value of F&M Common Stock on January 18, 1995, the latest practicable date prior to the date of the Proxy Statement/Prospectus and based on the last reported sales price on the NYSE Composite Transactions List, was $16.50 per share. See "Market Prices and Dividends."
     Potomac Common Stock is not traded on any exchange and no established public trading market exists for Potomac Common Stock.
     BECAUSE THE MARKET PRICE OF F&M COMMON STOCK IS SUBJECT TO FLUCTUATION, THE PER SHARE MARKET VALUE OF F&M COMMON STOCK THAT POTOMAC SHAREHOLDERS WILL RECEIVE PURSUANT TO THE AFFILIATION MAY INCREASE OR DECREASE PRIOR TO THE EFFECTIVE DATE, BUT THE AGGREGATE VALUE OF F&M COMMON STOCK RECEIVED BY POTOMAC SHAREHOLDERS WILL STILL EQUAL 1.75 TIMES THE POTOMAC BOOK VALUE AS OF THE MONTH END IMMEDIATELY PRECEDING THE EFFECTIVE DATE. POTOMAC SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR F&M COMMON STOCK. THE NUMBER OF SHARES OF F&M COMMON STOCK TO BE ISSUED PURSUANT TO THE AFFILIATION WILL ALSO DEPEND ON THE BOOK VALUE OF POTOMAC COMMON STOCK AS OF THE MONTH END IMMEDIATELY PRECEDING THE EFFECTIVE DATE.

                       COMPARATIVE PER SHARE INFORMATION
     The table below presents selected comparative unaudited per share information (i) for F&M on a historical basis and on a pro forma combined basis assuming the Affiliation had been effective during the periods presented and accounted for as a pooling of interests and (ii) for Potomac on a historical basis and on a pro forma equivalent basis. The information shown below should be read in conjunction with the historical financial statements of F&M and Potomac and the respective notes thereto that are included elsewhere herein or incorporated herein by reference. Results for F&M and Potomac for the nine months ended September 30, 1994 are not necessarily indicative of results to be expected for their entire fiscal years, nor are pro forma amounts necessarily indicative of results that will be obtained on a combined basis.
     As explained more fully in Note 1 below, because number of shares of F&M Common Stock issuable pursuant to the Exchange Ratio will not be established until the Effective Date, it is assumed for purposes of this table that
2.47 shares of F&M Common Stock will be issued for each share of Potomac
Common Stock. BECAUSE THE MARKET PRICE OF F&M COMMON STOCK IS SUBJECT TO FLUCTUATION AND THE BOOK VALUE OF POTOMAC COMMON STOCK WILL LIKELY CHANGE PRIOR TO THE FIXING OF THE EXCHANGE RATIO, THE PRO FORMA COMBINED AND POTOMAC PRO FORMA EQUIVALENT AMOUNTS ARE SUBJECT TO CHANGE.

                                                                                    NINE MONTHS ENDED          YEAR ENDED
                                                                                      SEPTEMBER 30,           DECEMBER 31,
                                                                                          1994           1993      1992     1991
PER COMMON SHARE:
NET INCOME:
  Potomac-historical.............................................................         $1.08          $1.42    $0.79    $0.00
  F&M-historical.................................................................          0.97           1.21     1.15     0.83
  Pro forma combined.............................................................          0.94           1.18     1.10     0.78
  Potomac pro forma equivalent (1)...............................................          2.32           2.91     2.72     1.93
CASH DIVIDENDS DECLARED:
  Potomac-historical.............................................................          0.15           0.08       --       --
  F&M-historical.................................................................          0.43           0.62     0.44     0.42
  Pro forma combined.............................................................          0.41           0.59     0.42     0.39
  Potomac pro forma equivalent (1)...............................................          1.01           1.46     1.04     0.96
BOOK VALUE:
  Potomac-historical.............................................................         22.89          22.24    20.90    20.10
  F&M-historical.................................................................         10.33          10.17     9.36     8.43
  Pro forma combined.............................................................         10.46          10.33     9.88     8.42
  Potomac pro forma equivalent (1)...............................................         25.84          25.52    24.40    20.80

(1) Potomac pro forma equivalent amounts represents F&M's pro forma combined information multiplied by an assumed Exchange Ratio of 2.47 shares of F&M Common Stock for each share of Potomac Common Stock, which has been computed for purposes of this summary as follows: the September 30, 1994 book value per share of Potomac Common Stock ($22.89) multiplied by 1.75 ($40.06) and divided by the last reported sale price of F&M Common Stock on the NYSE Composite Transactions List on January 13, 1995 ($16.25) to arrive at an assumed Exchange Ratio of 2.47 shares of F&M Common Stock for each share of Potomac Common Stock.
                            SELECTED FINANCIAL DATA
     The following table presents selected historical financial information for F&M and Potomac. This information is derived from and should be read in conjunction with the historical financial consolidated statements of F&M and the historical financial statements of Potomac and the respective notes thereto included elsewhere in the Proxy Statement/Prospectus or in documents incorporated herein by reference. See "Incorporation of Certain Information by Reference." All adjustments necessary to present a fair statement of results of interim periods of F&M and Potomac, (which adjustments were of a normal recurring nature) in the opinion of the respective managements of F&M and Potomac, have been included. Results for F&M and Potomac for the nine months ended September 30, 1994 and 1993, are not necessarily indicative of the results to be expected for their entire fiscal years.
                     F&M NATIONAL CORPORATION (HISTORICAL)

                                        NINE MONTHS
                                           ENDED
                                       SEPTEMBER 30,
                                        (UNAUDITED)                                YEAR ENDED DECEMBER 31,
                                     1994          1993          1993          1992          1991          1990          1989
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME DATA
  Net interest income..........   $   52,287    $   43,951    $   61,585    $   55,267    $   49,419    $   48,736    $   46,659
  Provision for loan losses....        1,622         1,825         2,807         3,410         6,653         3,260         2,251
  Noninterest income...........       12,538        11,150        14,769        12,279        11,310         9,518         8,698
  Noninterest expense..........       40,378        32,952        46,529        41,436        38,505        36,703        33,485
  Income taxes.................        7,937         6,582         8,748         6,674         4,262         5,100         5,288
  Net income...................       14,888        13,742        18,270        16,026        11,309        13,191        14,333
PER SHARE DATA
  Net income...................   $     0.97    $     0.93    $     1.21    $     1.15    $     0.83    $     0.97    $     1.06
  Cash dividends...............         0.43          0.36          0.62          0.44          0.42          0.40          0.36
  Book value, end of period....        10.33         10.27         10.17          9.36          8.43          8.02          7.43
  Average shares outstanding...       15,318        14,762        15,078        13,943        13,656        13,598        13,506
PERIOD END BALANCES
  ASSETS.......................   $1,657,397    $1,613,000    $1,617,849    $1,362,892    $1,260,360    $1,159,237    $1,091,805
  LOANS, NET...................      962,071       919,900       915,385       741,715       727,002       730,469       705,834
  SECURITIES...................      491,801       469,700       483,399       420,599       345,587       262,505       236,500
  DEPOSITS.....................    1,443,324     1,411,500     1,419,977     1,188,397     1,115,839     1,024,776       968,867
  SHAREHOLDERS' EQUITY.........      161,716       156,216       157,266       139,370       115,582       108,597       100,878
PERFORMANCE RATIOS (1)
  Return on average assets.....         1.20%         1.29%         1.24%         1.24%         0.94%         1.16%         1.37%
  Return on average equity.....        12.28         12.56         12.28         12.86         10.11         12.58         15.08
Capital Ratios
  Leverage.....................         9.78%        10.98%         9.32%        10.20%         9.14%         9.37%            -%
  Risk-based:
  Tier 1 capital...............         16.0         15.35         15.50         17.60         15.22         15.19            --
  Total capital................         17.2         16.60         16.75         18.89         16.52         16.35            --

(1) Annualized for the nine months ended September 30, 1994 and 1993.
                        BANK OF THE POTOMAC (HISTORICAL)

                                            NINE MONTHS
                                               ENDED
                                           SEPTEMBER 30,
                                            (UNAUDITED)                                YEAR ENDED DECEMBER 31,
                                         1994          1993          1993          1992          1991          1990          1989
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME DATA
  Net interest income..............   $    1,770    $    1,733    $    2,335    $    2,056    $    1,680    $    1,552    $    1,101
  Provision for loan losses........         (52)            39            50           213           309            79           123
  Noninterest income...............          139           149           193           176           168           134            43
  Noninterest expense..............        1,436         1,335         1,801         1,771         1,538         1,357         1,012
  Income taxes.....................          173           159           215            59             -            76             8
  Cumulative effect adjustment.....            -             -             -            69             -             -
  Net income.......................          352           349           462           258             1           174             1
PER SHARE DATA
  Net income.......................   $     1.08    $     1.07    $     1.42    $     0.79    $    0.003    $     0.54    $    0.003
  Cash dividends...................         0.15         0.075         0.075             -             -             -             -
  Book value, end of period........        22.89         21.90         22.24         20.90         20.10         20.10         19.56
  Average shares outstanding.......          325           325           325           325           325           325           325
PERIOD END BALANCES
  Assets...........................   $   55,229    $   50,602    $   52,809    $   46,922    $   41,360    $   32,443    $   26,818
  Loans, net.......................       30,373        29,713        29,984        28,587        27,769        20,121        14,213
  Securities.......................       19,524        16,481        19,457        13,440         9,205         8,597         6,004
  Deposits.........................       47,445        43,149        45,310        40,007        34,718        25,748        20,392
  Shareholders' equity.............        7,439         7,116         7,228         6,791         6,533         6,531         6,357
PERFORMANCE RATIOS (1)

  Return on average assets.........     0.67%     0.77%     0.93%     0.58%    0.003%     0.59%    0.005%
  Return on average equity.........     4.84      5.57      6.59      3.87     0.015      2.70     0.016
CAPITAL RATIOS
  Leverage.........................    13.51%    14.01%    13.56%    14.34%    15.95%    20.06%    24.70%
  Risk-based:
     Tier 1 capital................    22.99     23.29     24.41     22.60     21.81     30.57     35.76
     Total capital.................    24.09     24.41     25.61     23.66     22.75     31.56     36.53

(1) Annualized for the nine months ended September 30, 1994 and 1993.
PRO FORMA FINANCIAL INFORMATION
     Pro forma financial information of F&M and Potomac giving effect to the Affiliation under the pooling of interests accounting method is not considered to be material to the consolidated financial statements of F&M. Accordingly, pro forma combined financial information is not presented.
THE POTOMAC SPECIAL MEETING
DATE, PLACE AND TIME
     The Special Meeting will be held at the Main Office of Potomac located at 230 Herndon Parkway, Herndon, Virginia 22070 on Wednesday, March 1, 1995 at 4:00 p.m., local time.
RECORD DATE
     Only shareholders of record at the close of business on January 10, 1995, (the "Record Date") are entitled to notice of and to vote at the Special Meeting or any adjournment thereof. At the close of business on the Record Date, Potomac had outstanding 325,000 shares of Potomac Common Stock outstanding held by 405 shareholders of record.
VOTE REQUIRED
     Each share of Potomac Common Stock outstanding on the Record Date entitles the holder to cast one vote upon each matter properly submitted at the Special Meeting. The affirmative vote of the holders of more than 70% of the shares of Potomac Common Stock outstanding as of the Potomac Record Date, in person or by proxy, is required to approve the Affiliation Agreement.
     As of the Record Date, directors and executive officers of Potomac and their affiliates, persons and entities as a group owned of record and beneficially a total of approximately 46,400 shares of Potomac Common Stock or 14.3% of the shares of Potomac Common Stock outstanding on such date (exclusive of shares of Potomac Common Stock subject to outstanding options that are currently exercisable). Directors and executive officers of Potomac have indicated an intention to vote their shares of Potomac Common Stock in favor of the Affiliation.
     A failure to vote, either by not returning the enclosed proxy or by checking the "Abstain" box thereon, will have the same effect as a vote against approval of the Affiliation Agreement.
VOTING AND REVOCATION OF PROXIES
     Shareholders of Potomac are requested to complete, date and sign the accompanying form of proxy and return it promptly to Potomac in the enclosed envelope. If a proxy is properly executed and returned in time for voting, it will be voted as indicated thereon. If a proxy is signed and returned without indicating any voting instructions, shares of Potomac Common Stock represented by the proxy will be voted FOR the Affiliation Agreement.
     A proxy may be revoked at any time before it is voted by giving written notice of revocation to Potomac by executing and delivering a substitute proxy to Potomac or by attending the Special Meeting and voting in person. If a Potomac shareholder desires to revoke a proxy by written notice, such notice should be mailed or delivered, on or prior to the meeting date, to Thom F. Hanes, President, Bank of the Potomac, 230 Herndon Parkway, Herndon, Virginia 22070.
     If a sufficient number of signed proxies enabling the persons named as proxies to vote in favor of the Affiliation are not received by Potomac by the time scheduled for the Special Meeting, the persons named as proxies may propose one or more adjournments of a meeting to permit continued solicitation of proxies with respect to such approval. If an adjournment is proposed, unless contrary instructions are contained in the proxy, the persons named as proxies will vote in favor of such adjournment those proxies which are entitled to be voted in favor of the Affiliation and against such adjournment those proxies containing instructions to vote against approval of the Affiliation. Adjournment of the meetings will be proposed only if the Board Directors of Potomac believes that additional time to solicit proxies might permit the receipt of sufficient votes to approve the Affiliation, or at the request of F&M. It is anticipated that any such adjournment would be for a relatively short period of time, but in no event for more than 120 days. Any shareholder may revoke such shareholder's proxy during any period of adjournment in the manner described above.
SOLICITATION OF PROXIES
     Potomac will bear the costs of its solicitation of proxies. Solicitations may be made by mail, telephone, telegraph or personally by directors, officers and employees at Potomac, none of whom will receive additional compensation for performing such services. F&M shall pay all of the expenses of printing and mailing the Proxy Statement/Prospectus.
RECOMMENDATION
     The Board of Directors of Potomac has unanimously approved the Affiliation Agreement and believes that the proposed transaction is fair to and in the best interests of Potomac and its shareholders. The Board of Directors of Potomac unanimously recommends that Potomac shareholders vote FOR approval of the Affiliation Agreement.
     In making its recommendation, the Board of Directors of Potomac has considered, among other things, the opinion of Baxter Fentriss that F&M's proposal is fair to Potomac shareholders from a financial point of view. See "The Affiliation - Opinion of Financial Advisor."
                                THE AFFILIATION
     THE FOLLOWING IS A SUMMARY DESCRIPTION OF THE MATERIAL TERMS OF THE AFFILIATION, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE AFFILIATION AGREEMENT WHICH IS ATTACHED AS APPENDIX I HERETO. ALL HOLDERS OF POTOMAC COMMON STOCK ARE URGED TO READ THE AFFILIATION AGREEMENT IN ITS ENTIRETY.
BACKGROUND OF AND REASONS FOR THE AFFILIATION
     Following several Potomac Board of Directors strategic planning sessions in the spring and summer of 1992, a strategic business plan was developed by the Potomac Board designed to help Potomac grow and compete in its market. That plan analyzed the potential of Potomac's existing market, as well as additional and surrounding markets. It focused on branch banking, possible strategic acquisitions and affiliations, and the impact of other banking activities occurring in the marketplace. Based on that plan, the Potomac Board determined to identify, analyze and pursue strategic acquisition and affiliations which would create alliances to penetrate additional markets. Primary candidates for acquisition and affiliation were identified, and the market area in western Fairfax and eastern Loudoun counties along the Route 7 corridor was also specified.
     Preliminary meetings had been held with several other community banks which had expressed interest in forming strategic alliances. During 1992 and 1993, Potomac received expressions of interest from other banks regarding possible affiliations and acquisitions, but those expressions of interest were overall not as beneficial to Potomac shareholders as this current F&M proposal. Some of those overtures were subsequently withdrawn or assessed by Potomac as not compelling expressions of interest.
     Also as part of its strategic business plan, Potomac reviewed and considered possible acquisitions of branches being sold by the Resolution Trust Company ("RTC") as well as branches being offered for sale as a result of consolidations of several larger regional banks in the northern Virginia area. After being unable to interest another community bank in northern Virginia to join forces, the Potomac Board determined to expand Potomac's franchise along the Route 7 corridor and filed an application in February 1994 for a branch office in the Town of Leesburg. Regulatory approval of that branch was received in May 1994.
     During the spring and summer of 1994, Potomac's Board of Directors appointed Messrs. Hanes, Green, Mackall and Feldman to a Merger/Acquisition Subcommittee to review possible affiliations with another candidate which Potomac had targeted for affiliation. As part of that Subcommittee's work, Potomac retained Baxter Fentriss to perform a situation analysis for Potomac. Baxter Fentriss reviewed the strategic costs and benefits of several alternatives, while at the same time addressing changes in the banking industry and marketplace. That analysis involved, among other things, such alternatives as mergers of equals, branch banking, acquisitions by other community and regional institutions, and staying independent. As a result of the Baxter Fentriss analysis of Potomac's various options for growth and maximizing shareholder values, Potomac's Board determined to continue to look for strategic affiliations with other financial institutions.
     In the summer of 1994, Baxter Fentriss advised Potomac's Board that Potomac's value as a possible acquisition target for other financial institutions should be more than a one-for-one book value exchange, and that an affiliation with a regional commercial bank may likely produce the best value for Potomac shareholders plus enhance Potomac's ability to offer more and varied products to Potomac's customers in a broader marketplace.
     Therefore, in late August 1994 the Potomac Board of Directors retained Baxter Fentriss to solicit, on a confidential basis, indications of interest and offers from a number of likely financial institutions as to a possible merger with or acquisition of Potomac. A Confidential Information Memorandum providing detailed information regarding Potomac was distributed to 17 potential merger partners, soliciting indications of interest in a strategic merger with Potomac.
     In response to the Confidential Information Memorandum, seven financial institutions submitted preliminary indications of interest to affiliate with Potomac, all of which were subject to due diligence reviews by the various parties. Potomac's Board of Directors discussed the relative merits of the various bids in detail at meetings held with Baxter Fentriss representatives through the fall of 1994. The Board authorized its management and Baxter Fentriss to further negotiate with the highest bidder, F&M, to permit F&M to conduct due diligence of Potomac and Potomac to conduct due diligence of F&M in order to determine whether or not an affiliation agreement could be reached between Potomac and F&M. Several Potomac Board of Directors meetings were held throughout October and November of 1994 with Baxter Fentriss representatives in order to further discuss the pending proposals and negotiations. Additionally, prior to finalizing the Affiliation Agreement, the Potomac Board met with the Chairman and other officers of F&M.
     In deciding to enter into the Affiliation Agreement with F&M, the Potomac Board of Directors considered a number of factors. The Potomac Board did not assign any relative or specific weights to the factors considered. The material factors considered included: the higher stock exchange ratio offered by F&M for Potomac stock (which was higher than any other competing offers); the marketability of the F&M Common Stock, which is now listed on the NYSE and which should provide more liquidity to Potomac shareholders; the dividend paid on F&M Common Stock; the financial condition and history of performance of F&M (a conservative and strong consolidated balance statement associated with the long history of increased earnings); the diversification of risk associated with ownership of an institution with a broader geographic area; the well capitalized position and earnings of F&M; the tax-free nature of the Affiliation to Potomac shareholders to the extent they receive F&M Common Stock in exchange for their Potomac shares; the operational benefits of a combination, including the management and economic resources available to Potomac from F&M; the ability to expand Potomac's business into the Route 7 corridor, which it had recognized as its marketplace in the 1992 Strategic Business Plan; the compatibility of the managements of the two organizations; and the ability of Potomac to remain a separate entity with a local Board managing its affairs and ties with the local community.
     The Potomac Board also believes that the additional resources resulting from the Affiliation will enable Potomac to provide a wider and improved array of financial services to consumers and businesses and achieve added flexibility in dealing with a changing competitive environment in its market area. In addition, the Potomac Board believes that the Affiliation will help provide Potomac with the financial resources needed to meet competitive challenges arising from recent and anticipated changes in the banking and financial services industry. Based upon the review of information and the opinion of Baxter Fentriss that the terms of the proposed Affiliation are fair to Potomac shareholders from a financial point of view, the Potomac Board concluded that the terms of the Affiliation Agreement, which were determined on the basis of arms-length negotiations, are fair to Potomac shareholders.
     Following the Effective Date, none of the directors or officers of Potomac is expected to serve as a director or officer of F&M. However, pursuant to the Affiliation Agreement, the directors, officers and employees of Potomac will not change as a result of the Affiliation, except that F&M will be permitted to designate one of its officers to serve as a member of Potomac's Board of Directors from and after the Effective Date. The Affiliation Agreement notwithstanding, F&M as the sole shareholder of Potomac, will have the power after the Effective Date to elect the entire Board of Directors of Potomac.
     Based on the factors described above, the Board of Directors of Potomac has unanimously determined that the Affiliation is desirable and is in the best interests of Potomac and its shareholders, and has approved the Affiliation Agreement. The Potomac Directors have all committed to vote the Potomac shares under their control in favor of the Affiliation to the extent of their fiduciary ability.
     THE POTOMAC DIRECTORS UNANIMOUSLY RECOMMEND THAT THE POTOMAC SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AFFILIATION AGREEMENT.
OPINION OF FINANCIAL ADVISOR
     Baxter Fentriss has acted as financial advisor to Potomac in connection with the Affiliation. Baxter Fentriss previously assisted Potomac in identifying prospective acquirors. On November 18, 1994, Baxter Fentriss delivered to Potomac its opinion that as of such date, and on the basis of matters referred to herein, the Exchange Ratio is fair, from a financial point of view, to the holders of Potomac Common Stock. In rendering its opinion Baxter Fentriss consulted with the management of Potomac and F&M, reviewed the Affiliation Agreement and certain publicly-available information on the parties and reviewed certain additional materials made available by the management of Potomac and the management of F&M.
     In addition, Baxter Fentriss discussed with the managements of Potomac and F&M their respective businesses and outlooks. Baxter Fentriss was involved in the negotiations with F&M and initiated merger discussions at the request of Potomac. No limitations were imposed by Potomac's Board of Directors upon Baxter Fentriss with respect to the investigation made or procedures followed by it in rendering its opinion. The full text of Baxter Fentriss' written opinion, updated to the date hereof, is attached as Appendix II to this Proxy Statement/Prospectus and should be read in its entirety with respect to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Baxter Fentriss in connection therewith.
     Baxter Fentriss' opinion is directed to Potomac's Board of Directors only, and is directed only to the fairness, from a financial point of view, of the Exchange Ratio. It does not address Potomac's underlying business decision to effect the proposed Affiliation, nor does it constitute a recommendation to any Potomac shareholder as to how such shareholder should vote with respect to the Affiliation at the Special Meeting or as to any other matter.
    Baxter Fentriss' opinion was one of many factors taken into consideration by Potomac's Board of Directors in making its determination to approve the Affiliation Agreement, and the receipt of Baxter Fentriss' opinion is a condition precedent to Potomac's obligation to consummate the Affiliation.
The opinion of Baxter Fentriss does not address the relative merits of the Affiliation as compared to any alternative business strategies that might exist for Potomac or the effect of any other business combination in which Potomac might engage.
     Baxter Fentriss, as part of its investment banking business, is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. Baxter Fentriss is an advisor to firms in the financial services industry on mergers and acquisitions. Potomac selected Baxter Fentriss as its financial advisor because Baxter Fentriss is an investment banking firm focusing on transactions in the Southeastern part of the United States, and because of the firm's extensive experience and expertise in transactions similar to the Affiliation. Baxter Fentriss is not affiliated with F&M or Potomac.
     In connection with rendering its opinion to Potomac's Board of Directors, Baxter Fentriss performed a variety of financial analyses. In conducting its analyses and arriving at its opinion as expressed herein, Baxter Fentriss considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial condition and results of operations of F&M and Potomac, including interest income, interest expense, interest sensitivity, noninterest income, noninterest expense, earnings, book value, return on assets and equity, capitalization, the amount and type of non-performing assets, the impact of holding certain non-earning real estate assets, the reserve for loan losses and possible tax consequences resulting from the transaction; (ii) the business prospects of F&M and Potomac; (iii) the economies of F&M and Potomac's respective market areas; (iv) the historical and current market for F&M Common Stock and for the equity securities of certain other banking companies that it believed to be comparable to F&M; and (v) the nature and terms of certain other merger transactions that it believed to be relevant. Baxter Fentriss also considered its assessment of general economic, market, financial and regulatory conditions and trends, as well as its knowledge of the financial institutions industry, its experience in connection with similar transactions, its knowledge of securities valuation generally, and its knowledge of merger transactions in Virginia and throughout the Southeastern United States.
     In connection with rendering its opinion, Baxter Fentriss reviewed (i) the Affiliation Agreement; (ii) drafts of this Proxy Statement/Prospectus; (iii) the Annual Reports to Shareholders, including the audited financial statements of Potomac and F&M for the year ended December 31, 1993; and (iv) certain additional financial and operating information with respect to the business, operations and prospects of F&M and Potomac as it deemed appropriate. Baxter Fentriss also (a) held discussions with members of the senior management of F&M and Potomac regarding the historical and current business operations, financial condition and future prospects; (b) reviewed the historical market prices and trading activity for the F&M Common Stock and compared them with those of certain publicly traded companies that it deemed to be relevant; (c) compared the results of operations of F&M and Potomac with those of certain banking companies that it deemed to be relevant; (d) analyzed the pro forma financial impact of the Affiliation on F&M; (e) analyzed the pro forma financial impact of the Affliliation on Potomac; and (f) conducted such other studies, analyses, inquiries and examinations as Baxter Fentriss deemed appropriate.
     The following is a summary of selected analyses performed by Baxter Fentriss in connection with its opinion.
     STOCK PRICE HISTORY. Baxter Fentriss reviewed the trading price and volume for Potomac Common Stock and compared that to the price offered by F&M. As of September 30, 1994, the fully diluted book value of Potomac Common Stock was $22.89 per share.

     COMPARATIVE ANALYSIS. Baxter Fentriss compared the price to earnings multiple, price to book multiple, and price to assets multiple of the F&M offer with other comparable merger transactions in Virginia after considering Potomac's low level of non-performing assets and other variables. The comparative multiples included both bank and thrift sales during the last 3 years. The proposed price to be paid to Potomac represented a price significantly above the average multiples paid over that period and one of the higher prices paid for banks and thrifts in Virginia during such time period.
     ANALYSIS OF F&M. Baxter Fentriss evaluated the earnings, book value, and dividends of F&M Common Stock to be received by Potomac shareholders and considered the pro forma premium of earnings, book value, and dividends to be received by the Potomac shareholders. Based on this analysis, Baxter Fentriss concluded the transaction should have a positive long-term impact on the shares of F&M Common Stock to be received by Potomac shareholders.
     DISCOUNTED CASH FLOW ANALYSIS. Baxter Fentriss performed a discounted cash flow analysis to determine hypothetical present values for a share of Potomac Common Stock as a 5 and 10 year investment. Under this analysis, Baxter Fentriss considered various scenarios for the performance of Potomac's stock using (i) a range from 0% to 10% in the growth of Potomac's earnings and dividends and (ii) a range from 6 times to 12 times earnings as the terminal value for Potomac's stock. A range of discount rates from 10% to 15% were applied to these alternative growth and terminal value scenarios. These ranges of discount rates, growth alternatives, and terminal values were chosen based upon what Baxter Fentriss, in its judgement, considered to be appropriate taking into account, among other things, Potomac's past and current performance, the general level of inflation, rates of return for fixed income and equity securities in the marketplace generally and for companies with similar risk profiles. In all of the scenarios considered, the present value of a share of Potomac Common Stock was calculated at less than the $40.00 indicated value of the F&M offer. Thus, Baxter Fentriss' discounted cash flow analysis indicated that Potomac shareholders would be in a better financial position by receiving the F&M Common Stock offered in the Affiliation rather than continuing to hold Potomac Common Stock.
     Using publicly available information on F&M and applying the capital guidelines of banking regulators, Baxter Fentriss' analysis indicated that the Affiliation would not seriously dilute the capital and earnings capacity of F&M and would, therefore, likely not be opposed by the banking regulatory agencies from a capital perspective. Furthermore, Baxter Fentriss considered the likely market overlap and the Federal Reserve guidelines with regard to market concentration and did not believe that the Affiliation would raise antitrust concerns.
     Baxter Fentriss has relied, without any independent verification, upon the accuracy and completeness of all financial and other information reviewed. Baxter Fentriss has assumed that all estimates, including those as to possible economies of scale, were reasonably prepared by management, and reflect their best current judgements. Baxter Fentriss did not make an independent appraisal of the assets or liabilities of either Potomac or F&M, and has not been furnished such an appraisal.
     Baxter Fentriss will be paid an amount equal to one and one-quarter percent (1.25%) of the aggregate consideration to be received by Potomac shareholders in the Affiliation, plus reasonable out-of-pocket expenses for its services. Potomac has agreed to indemnify Baxter Fentriss against certain liabilities, including certain liabilities under the federal securities laws.
TERMS OF THE AFFILIATION
     The Affiliation provides for the exchange of each outstanding share of Potomac Common Stock for F&M Common Stock. F&M will then serve as the parent bank holding company for Potomac, which will continue to carry on its banking business in substantially the same manner as before the Affiliation.
     At the effective date of the Affiliation, each outstanding share of Potomac Common Stock will be exchanged for shares of F&M Common Stock with an aggregate market value of 1.75 times the per share book value of Potomac Common Stock determined as of the month end immediately preceding the effective date of the Affiliation (the "Exchange Ratio"), and cash in lieu of any fractional shares. The amount of cash to be paid to a Potomac shareholder in lieu of issuing any fractional shares will be equal to the fraction of a share of F&M Common Stock to which such shareholder would otherwise be entitled multiplied by the average of the closing prices of F&M Common Stock on the NYSE during the ten trading days immediately preceding the Effective Date. Although the number of shares of F&M Common Stock that will be issued pursuant to the Exchange Ratio cannot be determined until the Effective Date, based on the closing price of F&M Common Stock on the NYSE of $16.25 per share on January 13, 1995 and the book value per share of Potomac Common Stock of $22.89 at September 30, 1994, each share of Potomac Common Stock would be exchanged for 2.47 shares of F&M Common Stock, with a cash payment in lieu of issuing any fractional share.
     In addition, each stock option issued by Potomac pursuant to the Potomac Stock Option Plans (allowing holders to acquire an aggregate of up to 44,400 shares of Potomac Common Stock as of December 31, 1994) outstanding at the Effective Date shall cease to be outstanding and will be exchanged for shares of F&M Common Stock. The shares of F&M Common Stock issued in exchange for the stock options will have an aggregate market value (determined as described above) equal to the so-called equity represented by each stock option, which is measured as the difference between the original per share exercise price of the stock option and 1.75 times the per share book value of Potomac Common Stock as of the month end immediately preceding the effective date of the Affiliation. Cash will be paid in lieu of issuing any fractional share.
     Shareholders of Potomac are entitled to exercise their dissenters' rights with respect to the Affiliation. See "The Affiliation - Rights of Dissenting Shareholders."
EFFECTIVE DATE
     If the Affiliation is approved by the requisite vote of the shareholders of Potomac and by the Federal Reserve and the Virginia SCC (See "The Affiliation Regulatory Approvals") and other conditions to the Affiliation are satisfied (or waived to the extent permitted by applicable law), the Affiliation will be consummated and effected at the time a certificate of share exchange is issued by the Virginia SCC pursuant to the Virginia SCA. See "The Affiliation - Representations and Warranties; Conditions to the Affiliation."
     It is anticipated that the Potomac Effective Date will occur during the early part of the second quarter of this year.
SURRENDER OF STOCK CERTIFICATES
     Promptly after the Potomac Effective Date, F&M Bank-Winchester, as the exchange agent, will mail to the holders of Potomac Common Stock immediately prior to the Effective Date a letter of transmittal and instructions relating to the exchange of their Potomac certificates for certificates representing the number of shares of F&M Common Stock into which their Potomac Common Stock has been converted as a result of the Affiliation.
     POTOMAC SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE SUCH INSTRUCTIONS.
     Promptly after surrender of one or more certificates for Potomac Common Stock, together with a properly completed letter of transmittal, the holder of such certificates will receive a certificate or certificates representing the number of shares of F&M Common Stock to which he is entitled and, where applicable, a check for the amount payable in cash in lieu of issuing a fractional share. Lost, stolen, mutilated or destroyed certificates will be treated in accordance with the existing procedures of F&M.
     All F&M Common Stock issued as a result of the conversion of Potomac Stock pursuant to the Affiliation will be deemed issued as of the Effective Date. After the Effective Date, Potomac shareholders will be entitled to vote the number of shares of F&M Common Stock into which their Potomac Common Stock has been converted, regardless of whether they have surrendered their Potomac certificates. The Affiliation Agreement provides, however, that no dividend or distribution payable to the holders of record of F&M Common Stock at or as of any time after the Effective Date will be paid to the holder of any Potomac certificate until such holder physically surrenders such certificate, promptly after which time all such dividends or distributions will be paid (without interest).
REPRESENTATIONS AND WARRANTIES; CONDITIONS TO THE AFFILIATION
     The Affiliation Agreement contains representations and warranties by F&M and Potomac regarding, among other things, their respective organizations, authorizations to enter into the Affiliation Agreement, capitalization, financial statements and pending and threatened litigation. These representations and warranties (except as otherwise provided in the Affiliation Agreement) will not survive the Effective Date.
     The obligations of F&M and Potomac to consummate the Affiliation are subject to the following conditions, among, others: approval and adoption of the Affiliation Agreement by the requisite shareholder votes; receipt of all necessary regulatory approvals not conditioned or restricted in a manner that, in the judgment of the Boards of Directors of F&M and Potomac, materially adversely affects the economic or business benefits of the Affiliation so as to render inadvisable consummation thereof; the absence of certain actual or threatened proceedings before a court or other governmental body relating to the Affiliation; receipt of a current fairness opinion from Baxter Fentriss; and the receipt of an opinion of counsel as to certain Federal income tax consequences of the Affiliation. Also, under the terms of the Affiliation Agreement, F&M agreed that, following the effective date, it will indemnify those persons associated with Potomac and its subsidiaries who are entitled to indemnification as of the effective date of the Affiliation.
     In addition, each party's obligation to effect the Affiliation, unless waived, is subject to performance by the other party of its obligations under the Affiliation Agreement, the accuracy, in all material respects, of the representations and warranties of the other party contained therein, and the receipt of certain opinions and certificates from the other party.
REGULATORY APPROVALS

     F&M's application to acquire Potomac pursuant to the Affiliation is subject to approval by the Federal Reserve under the BHC Act, which requires that the Federal Reserve take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. The BHC Act prohibits the Federal Reserve from approving the Affiliation if it would result in a monopoly or if it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect may be substantially to lessen competition or to tend to create a monopoly, or if it would be in any other manner a restraint of trade, unless the Federal Reserve finds that the anti-competitive effects of the Affiliation are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Affiliation may not be consummated for 30 days after such approval, pursuant to federal law, in order to provide a period for the Affiliation to be challenged under the antitrust laws.
     The BHC Act provides for the publication of notice and the opportunity for administrative hearings relating to the applications, and it authorizes the regulatory agency to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could substantially delay the regulatory approvals required for consummation of the Affiliation.
     The Affiliation is further subject to the approval of the Bureau of Financial Institutions of the Virginia SCC. To obtain such approval, the Virginia SCC must conclude that the Affiliation will not affect detrimentally the safety or soundness of a Virginia bank.
     Applications for approval of the Affiliation have been filed with the Federal Reserve and the Virginia SCC, and neither agency has responded yet to the applications. F&M and Potomac are not aware of any other governmental approvals or actions that are required for consummation of the Affiliation, except as described above. Should any such approval or action be required, it is currently contemplated that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained. BUSINESS PENDING THE AFFILIATION
     Until consummation of the Affiliation (or termination of the Affiliation Agreement), Potomac is obligated to operate its businesses only in the ordinary and usual course, consistent with past practice and to use its best efforts to maintain its business organizations, employees and business relationships and retain the services of its officers and key employees. Until consummation of the Affiliation (or termination of the Affiliation Agreement) Potomac may not, without the consent of F&M, among other things: (a) declare or pay additional dividends on its capital stock, except for an annual cash dividend in an amount not to exceed $0.15 per share (in view of the pricing of this transaction which is tied to the book value of Potomac Common Stock as of the month end preceding the Effective Date, the Potomac Board of Directors has determined not to pay a dividend pending consummation of the Affiliation); (b) enter into any merger, consolidation or business combination (other than the Affiliation) or any acquisition or disposition of a material amount of assets or securities or solicit proposals in respect thereof; (c) amend its charter or bylaws ; (d) issue any capital stock, except upon exercise of rights or options issued pursuant to existing employee benefits plans, programs or arrangements or effect any stock split or otherwise change its capitalization; or (e) purchase or redeem any of its capital stock.
WAIVER, AMENDMENT AND TERMINATION
     At any time on or prior to the Potomac Effective Date, any term or condition of the Affiliation may be waived by the party which is entitled to the benefits thereof, without shareholder approval, to the extent permitted under applicable law. The Affiliation Agreement may be amended at any time prior to the Effective Date by agreement of the parties whether before or after the Special Meeting (except that the Exchange Ratio shall not be changed after approval of the affiliation agreement by the shareholders). any material change in a material term of the Affiliation Agreement would require a resolicitation of Potomac's shareholders. Such a material change would include, but not be limited to, a change in the tax consequences to Potomac's shareholders.
     The Affiliation Agreement may be terminated by F&M or Potomac, whether before or after the approval of the Affiliation Agreement by the shareholders:
(a) if the other party materially breaches any representation, warranty or agreement which is not properly cured by such breaching party; (b) if the Affiliation is not consummated by August 31, 1995; or (c) if the Federal Reserve or the Virginia SCC have denied approval. The Affiliation Agreement also may be terminated at any time by the mutual consent of F&M and Potomac. In the event of termination, the Affiliation Agreement shall become null and void, except that certain provisions thereof relating to expenses and confidentiality of information exchanged between the parties shall survive any such termination.

RESALES OF F&M COMMON STOCK

     All shares of F&M Common Stock received by Potomac shareholders in connection with the Affiliation will be freely transferable, except that F&M Common Stock received by persons who are deemed to be "affiliates" (as such term is defined in Rule 144 under the Securities Act) of Potomac may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the 1933 Act. For purposes of Rule 144 as applied to Potomac, the directors and executive officers of Potomac are the only affiliates who will be subject to the resale limitations.
ACCOUNTING TREATMENT
     It is anticipated that the Affiliation will be accounted for as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, recorded assets and liabilities of F&M and Potomac are carried forward at their previously recorded amounts, income of the combined corporations will include income of F&M and Potomac for the entire fiscal year in which the Affiliation occurs, and the reported income of the separate corporations for prior periods will be combined. No recognition of goodwill in the combination is required of any party to the Affiliation.
     For the Affiliation to qualify as a pooling of interests, it must satisfy certain conditions, including the condition that the total cash paid by F&M pursuant to the Affiliation Agreement for (a) fractional shares and (b) all the Potomac Common Stock held by dissenting stockholders, may not exceed 10% of the value of the Potomac Common Stock at the Effective Date. In addition, affiliates of F&M and Potomac must agree that, among other things, they will not sell any F&M Common Stock or Potomac Common Stock within 30 days prior to the Effective Date, nor sell any F&M Common Stock until such time as F&M has published financial results covering at least 30 days of the combined operations of F&M and Potomac after the Affiliation.
INTERESTS OF CERTAIN PERSONS IN THE AFFILIATION
     The Affiliation Agreement provides that following the Effective Date, F&M shall indemnify any person with respect to matters occurring on or prior to the Effective Date who has rights to indemnification from Potomac, to the same extent and on the same conditions as in effect on the date of the Affiliation Agreement. F&M has also agreed to use its reasonable best efforts to maintain Potomac's existing directors' and officers' liability policy, or another policy providing at least comparable coverage, covering persons who are currently covered by such insurance of Potomac for a period of three years after the Effective Date on terms no less favorable than those on the date of the Affiliation Agreement. The Affiliation Agreement also contains provisions concerning employee benefits after the Affiliation.
CERTAIN FEDERAL INCOME TAX MATTERS
     F&M and Potomac have received an opinion from LeClair, Ryan, Joynes, Epps & Framme, P.C. ("LeClair, Ryan"), counsel to F&M, to the effect that for federal income tax purposes:
     1. The Affiliation will constitute a reorganization within the meaning of
Section 368 of the Code;
     2. No gain or loss will be recognized by F&M or Potomac as a result of the Affiliation;
     3. No gain or loss will be recognized by a Potomac shareholder to the extent he receives F&M Common Stock solely in exchange for his Potomac Common Stock pursuant to the Affiliation;
     4. The tax basis of the F&M Common Stock received by each Potomac shareholder will be the same as the tax basis of the Potomac stock surrendered in exchange therefor, and
     5. The holding period for each share of F&M Common Stock received by each Potomac shareholder in exchange for Potomac Common Stock will include the period for which such shareholder held the Potomac Common Stock exchanged therefore, provided such Potomac Common Stock is a capital asset in the hands of such holder at the Effective Date.
     The opinion from LeClair, Ryan has been filed as an exhibit to the Registration Statement, and receipt of substantially the same opinion as of the Effective Date is a non-waivable condition to consummation of the Affiliation. The opinion from LeClair, Ryan is based on, and the opinion to be given at the Effective Date will be based on, certain customary assumptions and representations regarding, among other things, the lack of previous dealings between F&M and Potomac, the existing and future ownership of Potomac and F&M Common Stock and the future business plans of F&M.
     Any cash received by shareholders, whether as a result of an exercise of their dissenters' rights or in lieu of the issuance of fractional shares, could result in taxable income to the shareholders. The receipt of such cash generally will be treated as a sale or exchange of the stock resulting in capital gain or loss measured by the difference between the cash received and an allocable portion of the basis of the stock relinquished. The receipt of such cash may be treated as a dividend and taxed as ordinary income in certain limited situations. In the case of cash payments in lieu of fractional shares, however, such payments will be small in amount and not a material concern to Potomac shareholders. Shareholders should consult their own tax advisors concerning proper treatment of such cash amounts.

     THE PRECEDING DISCUSSION SUMMARIZES FOR GENERAL INFORMATION THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE AFFILIATION TO POTOMAC SHAREHOLDERS. IT DOES NOT DISCUSS ALL POTENTIALLY RELEVANT FEDERAL INCOME TAX MATTERS OR CONSEQUENCES TO ANY FOREIGN OR OTHER SHAREHOLDERS SUBJECT TO SPECIAL TAX TREATMENT, NOR DOES IT DISCUSS, AND NO OPINION HAS BEEN REQUESTED REGARDING, ANY STATE OR LOCAL TAX CONSEQUENCES OF THE AFFILIATION. THE TAX CONSEQUENCES TO ANY PARTICULAR SHAREHOLDER MAY DEPEND ON THE SHAREHOLDER'S CIRCUMSTANCES. POTOMAC SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO FEDERAL, STATE AND LOCAL TAX CONSEQUENCES.
RIGHTS OF DISSENTING SHAREHOLDERS
     A shareholder of Potomac Common Stock who objects to the Affiliation (a "Dissenting Shareholder") and who complies with provisions of Article 15 of Title 13.1 of the Virginia SCA ("Article 15") may demand the right to receive a cash payment, if the Affiliation is consummated, for the fair value of his or her stock immediately before the Affiliation Effective Date, exclusive of any appreciation or depreciation in anticipation of the Affiliation unless such exclusion would be inequitable. In order to receive payment, a Dissenting Shareholder must deliver to Potomac prior to the Special Meeting a written notice of intent to demand payment for his or her shares if the Affiliation is effectuated (an "Intent to Demand Payment") and must not vote his or her shares in favor of the Affiliation. The Intent to Demand Payment should be addressed to, Thom F. Hanes, President, Bank of the Potomac, 230 Herndon Parkway, Herndon, Virginia 22070 A VOTE AGAINST THE AFFILIATION WILL NOT ITSELF CONSTITUTE SUCH WRITTEN NOTICE AND A FAILURE TO VOTE WILL NOT CONSTITUTE A TIMELY WRITTEN NOTICE OF INTENT TO DEMAND PAYMENT.
     A shareholder of record of Potomac Common Stock may assert dissenters' rights as to fewer than all the shares registered in his or her name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies Potomac in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. A beneficial shareholder of Potomac Common Stock may assert dissenters' rights as to shares held on his behalf by a shareholder of record only if (i) he submits to Potomac the record shareholder's written consent to the dissent not later than the time when the beneficial shareholder asserts dissenters' rights, and (ii) he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.
     Within 10 days after the Effective Date, Potomac is required to deliver a notice in writing (a "Dissenter's Notice") to each Dissenting Shareholder who has filed an Intent to Demand Payment and who has not voted such shares in favor of the Affiliation. The Dissenter's Notice shall (i) state where the demand for payment (the "Payment Demand") shall be sent and where and when stock certificates shall be deposited; (ii) supply a form for demanding payment; (iii) set a date by which Potomac must receive the Payment Demand; and (iv) be accompanied by a copy of Article 15. A Dissenting Shareholder who is sent a Dissenter's Notice must submit the Payment Demand and deposit his or her stock certificates in accordance with the terms of, and within the time frames set forth in, the Dissenter's Notice. As a part of the Payment Demand, the Dissenting Shareholder must certify whether he or she acquired beneficial ownership of the shares before or after the date of the first public announcement of the terms of the proposed Affiliation (the "Announcement Date"), which was November 18, 1994. Potomac will specify the Announcement Date in the Dissenter's Notice.
     Except with respect to shares acquired after the Announcement Date, Potomac shall pay a Dissenting Shareholder the amount Potomac estimates to be the fair value of his or her shares, plus accrued interest. Such payment shall be made within 30 days of receipt of the Dissenting Shareholder's Payment Demand. As to shares acquired after the Announcement Date, Potomac is only obligated to estimate the fair value of the shares, plus accrued interest, and to offer to pay this amount to the Dissenting Shareholder conditioned upon the Dissenting Shareholder's agreement to accept it in full satisfaction of his or her claim.
     If a Dissenting Shareholder believes that the amount paid or offered by Potomac is less than the fair value of his or her shares, or that the interest due is incorrectly calculated, that Dissenting Shareholder may notify Potomac of his or her own estimate of the fair value of his shares and amount of interest due and demand payment of such estimate (less any amount already received by the Dissenting Shareholder) (the "Estimate and Demand"). The Dissenting Shareholder must notify Potomac of the Estimate and Demand within 30 days after the date Potomac makes or offers to make payment to the Dissenting Shareholder.
     Within 60 days after receiving the Estimate and Demand, Potomac must either commence a proceeding in the appropriate circuit court to determine the fair value of the Dissenting Shareholder's shares and accrued interest, or Potomac must pay each Dissenting Shareholder whose demand remains unsettled the amount demanded. If a proceeding is commenced, the court must determine all costs of the proceeding and must assess those costs against Potomac, except that the court may assess costs against all or some of the Dissenting Shareholders to the extent the court finds that the Dissenting Shareholders did not act in good faith in demanding payment of the Dissenting Shareholder's Estimates.

     The foregoing discussion is a summary of the material provisions of Article
15. Shareholders are strongly encouraged to review carefully the full text of
Article 15, which is included as Appendix III to this Proxy Statement/Prospectus. The provisions of Article 15 are technical and complex, and a shareholder failing to comply strictly with them may forfeit his Dissenting Shareholder's rights. Any shareholder who intends to dissent from the Affiliation should review the full text of those provisions carefully and also should consult with his attorney. No further notice of the events giving rise to dissenters rights or any steps associated therewith will be furnished to Potomac shareholders, except as indicated above or otherwise required by law.
     Any Dissenting Shareholder who perfects his right to be paid the fair value of his shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for his shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Internal Revenue Code. See "The Affiliation - Certain Federal Income Tax Consequences."
CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS
     Both F&M and Potomac are corporations subject to the provisions of the Virginia SCA. Shareholders of Potomac, whose rights are governed by Potomac's Articles of Incorporation and Bylaws, will, upon consummation of the Affiliation, become shareholders of F&M. The rights of the former Potomac shareholders will then be governed by the Articles of Incorporation and Bylaws of F&M.
     There are no material differences between the rights of a Potomac shareholder under Potomac's Articles of Incorporation and Bylaws, on the one hand, and the rights of an F&M shareholder under the Articles of Incorporation and Bylaws of F&M, on the other hand, except as disclosed in the section "Comparative Rights of Shareholders."
EXPENSES OF THE AFFILIATION
     Whether or not the Affiliation is consummated, Potomac and F&M will pay their own expenses incident to preparing, entering into and carrying out the Affiliation Agreement, preparing and filing the Registration Statement of which this Proxy Statement/Prospectus is a part, except under circumstances involving willful breaches of certain provisions of the Affiliation Agreement. In general, the Affiliation Agreement provides for each party to pay its own expenses in this regard.
     If, however, either party materially breaches the Affiliation Agreement, that party must pay the costs associated with this transaction incurred by the non-breaching party. If Affiliation Agreement is terminated by Potomac because it is not approved by the Potomac shareholders, Potomac must pay 50% of F&M's costs in this transaction, provided that the maximum amount that Potomac may be responsible to F&M for shall be limited to $50,000.
     Potomac and F&M have incurred and will continue to incur expenses related to the Affiliation, which expenses include, among other things, legal fees, filing fees, accounting fees, investment banking fees, printing charges and costs of mailing.
                          MARKET PRICES AND DIVIDENDS
     Since December 28, 1994, F&M Common Stock has been listed for trading on the NYSE under the symbol "FMN". Prior thereto, F&M Common Stock was traded in the over-the-counter market and quoted on the Nasdaq/NMS under the symbol "FMNT". The market value of F&M Common Stock on November 17, 1994, the last full trading day preceding the public announcement of the execution of the Affiliation Agreement and based on last reported sale price of F&M Common Stock on the Nasdaq/NMS, was $16.25 per share. The market value of F&M Common Stock on January 18, 1995, the latest practicable date prior to the date of the Proxy Statement/Prospectus and based on the last reported sales price on the NYSE Composite Transactions List, was $16.50 per share.
     The following table reflects the high and low closing sale prices for F&M Common Stock as quoted on the Nasdaq/NMS for the periods indicated through December 27, 1994, after which time the stock was listed for trading on the NYSE.

                                                                                                            PER SHARE
                                                                                                   HIGH      LOW      DIVIDENDS
1992:
  1st quarter..................................................................................   $12.00    $ 9.75     $ 0.130
  2nd quarter..................................................................................    12.75     11.25       0.130
  3rd quarter..................................................................................    13.75     12.25       0.135
  4th quarter..................................................................................    17.25     12.00       0.140
                                                                                                                       $ 0.535
1993:
  1st quarter..................................................................................   $17.25    $15.38     $ 0.140
  2nd quarter..................................................................................    16.50     13.75       0.140
  3rd quarter..................................................................................    16.75     14.25       0.140
  4th quarter..................................................................................    16.50     14.75       0.145
                                                                                                                       $ 0.565
1994:
  1st quarter..................................................................................   $16.50    $15.75     $ 0.145
  2nd quarter..................................................................................    16.25     15.50       0.145
  3rd quarter..................................................................................    17.37     16.00       0.145
  4th quarter..................................................................................    17.25     14.75       0.150
                                                                                                                       $ 0.585
1995:
  1st quarter (through Jan. 18)................................................................   $16.50    $15.25     $ 0.150

     There is no active public market for Potomac Common Stock. It is not listed on a registered exchange or quoted on the Nasdaq system, and trades in Potomac Common Stock occur infrequently on a local basis. The following table shows for periods indicated the high and low sales prices of which Potomac has knowledge and the per share dividends declared during the respective periods. Quarterly information is not readily available. The last sale of Potomac Common Stock prior to the public announcement of the execution of the Affiliation Agreement of which Potomac has knowledge occurred on October 18, 1994, and involved the sale of 500 shares at $21 per share.

YEARS     SHARES TRADED     HIGH     LOW     DIVIDENDS
1992           1,000        $18      $18      $   -0-
1993           6,200         18      18         0.075
1994          14,748         32      18         0.150

     As of September 30, 1994, there were 7,518 record holders of F&M Common Stock and 405 record holders of Potomac Common Stock.
     The future payment of dividends is solely in the discretion of the Board of Directors of Potomac and is dependent upon certain legal and regulatory considerations and upon the earnings and financial condition of Potomac and such other factors as Potomac's Board of Directors may, from time to time, deem relevant. In view of the pricing of this transaction which is tied to the book value of Potomac Common Stock as of the month end preceding the Effective Date, the Potomac Board of Directors has determined not to pay a dividend pending consummation of the Affiliation.
     F&M or F&M Bank-Winchester has paid regular cash dividends for more than 50 consecutive years. F&M historically has paid cash dividends on a quarterly basis, together with a special cash and/or stock dividend in the fourth quarter of each year depending upon F&M's performance that year. In 1992, F&M adopted a practice of increasing its regular fourth quarter dividend based on F&M's performance, with the intention of paying an equivalent amount for the first three quarters of each following year.
     F&M is a legal entity separate and distinct from its subsidiaries, and its revenues depend primarily on the payment of dividends from its subsidiary banks. F&M's subsidiary banks are subject to certain legal restrictions on the amount of dividends they are permitted to pay to F&M. For example, a Virginia chartered bank, of which there are eight within the F&M system, is prohibited from paying a dividend that would impair its paid-in capital. In addition, the Virginia SCC may limit the
                                       28
payment by any Virginia chartered bank if it determines that the limitation is in the public interest and is necessary to ensure the bank's financial soundness.
     Under current federal law, insured depository institutions, such as the Subsidiary Banks, are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is defined in federal law). Based on the Subsidiary Banks current financial condition, F&M does not expect that this provision will have any impact on its ability to obtain dividends from its insured depository institution subsidiaries.
     As a result of these legal restrictions, there can be no assurance that dividends would be paid in the future by F&M's bank subsidiaries. The final determination of the timing, amount and payment of dividends on F&M Common Stock is at the discretion of F&M's Board of Directors and will depend upon the earnings of F&M and its subsidiaries, principally its subsidiary banks, the financial condition of F&M and other factors, including general economic conditions and applicable governmental regulations and policies.
                              BUSINESS OF POTOMAC
BUSINESS
     Potomac was incorporated under the laws of Virginia on October 22, 1987. It commenced its banking business in the fall of 1988.
     Potomac conducts a general commercial and full service retail banking business. Potomac is a local bank with a local, personal focus. It provides banking services to individuals, corporations, and others as well as services through correspondent banks and other special services. Potomac offers a variety of transaction accounts, time and savings accounts, as well as Individual Retirement Accounts and Christmas Club Accounts. In the loan division, Potomac offers commercial, residential, personal, construction, and real estate loans. In addition to the services listed above, Potomac offers other related services such as bank-by mail, U.S. Savings Bonds, and the rental of safe deposit facilities.
     Potomac has one office location, which is its Main Office located at 230 Herndon Parkway, Herndon, Virginia. The office has a drive-up teller window, a 24-hour automatic banking terminal and night depository on premises. The primary service area of Potomac is western Fairfax County and eastern Loudoun County. Potomac competes with large and small commercial banks, as well as other financial institutions in its market.
     Potomac is subject to regulation and examination by the Virginia State Corporation Commission, the Federal Reserve, and the Federal Deposit Insurance Corporation. Various requirements and restrictions under federal and state law affect the operations of Potomac, including the requirement to maintain reserves against deposits, restrictions on the nature and amount of loans which may be made and the interest that may be charged thereon, and restrictions relating to investments and other activities of Potomac.
     Potomac employed 23 full-time and 9 part-time persons at December 31, 1994. LENDING ACTIVITIES
     LOAN PORTFOLIO. Potomac is a residential construction lender and extends commercial loans to small and medium sized businesses within its primary service area. Its lending activity extends across it primary service area of western Fairfax County and eastern Loudoun County, Virginia. Consistent with its focus on providing community-based financial services, Potomac does not attempt to diversify its loan portfolio geographically by making significant amounts of loans to borrowers outside of its primary service area. The principal economic risk associated with each of the categories of loans in the portfolio is the creditworthiness of its borrowers. Within each category, such risk is increased or decreased depending on prevailing economic conditions. In an effort to manage this risk, Potomac's policy gives loan amount approval limits to individual loan officers based on their levels of experience. The risk associated with installment loans to individuals varies based upon employment levels, consumer confidence, and other conditions that affect the ability of consumers to repay indebtedness. The risk associated with commercial, financial and agricultural loans varies based upon the strength and activity of the local economies of Potomac's market area. The risks associated with residential real estate construction loans include the permanent lender's ability to meet its loan commitments and changes in the borrower's financial or credit condition during the construction period, among other factors.
                                       29

     RESIDENTIAL CONSTRUCTION LENDING. Potomac makes residential construction loans for owner occupied residences. Such residential construction loans are secured by a lien on the property, a first lien in the case of initial construction and a second lien with respect to improvements to an existing home. These loans normally carry an interest rate of 1.0% to 2.0% over the prime bank lending rate, adjusted daily. The uncertain value of homes under construction contributes to the risks associated with residential construction lending. A residential construction loan is subject to the additional risk of the permanent lender failing to provide the necessary funds at closing, either due to the borrower's inability to fulfill the terms of his commitment or due to the permanent lender's inability to meet its funding commitments.
     COMMERCIAL REAL ESTATE LENDING. Although Potomac does not originate construction loans on income producing properties such as shopping centers, hotels and office buildings, Potomac does provide so called 'mini-perm' financing on such properties, as well as residential properties. These are three to five-year balloon loans amortized on a fifteen to thirty year basis. This type of loan is generally utilized as a bridge between construction and longer term permanent financing. The risks of mini-permanent loans are similar to those of true permanent financings, but also include the risk that the borrower will be unable to obtain permanent financing and repay the mini-permanent debt.
     CONSUMER LENDING. Potomac currently offers most types of consumer demand, time and installment loans, including automobile loans and home equity lines of credit.
     COMMERCIAL BUSINESS LENDING. As a full-service community bank, Potomac makes commercial loans to qualified small businesses in its market area. Commercial business loans generally have a higher degree of risk than residential mortgage loans but have commensurately higher yields. To manage these risks, Potomac secures appropriate collateral and carefully monitors the financial condition of its business borrowers and the concentration of such loans in its portfolio. Potomac generally requires the personal guarantee(s) of the business principals and often takes personal assets (e.g. lien on residence of principal) as additional collateral. Residential mortgage loans generally are made on the basis of the borrower's ability to repay the loan from his employment and other income and are secured by real property whose value tends to be easily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower's ability to repay the loan from cash flow of its business and are either unsecured or secured by business assets, such as accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral for secured commercial business loans may depreciate over time, and cannot be appraised with as much precision as residential real estate.
OWNERSHIP OF POTOMAC COMMON STOCK
     The following table sets forth, as of January 10, 1995, certain information as to the shares of Potomac Common Stock beneficially owned by the Potomac directors individually and by all directors and executive officers of Potomac as a group.

                                                                                                  AMOUNT AND        PERCENT OF
                                                                                                   NATURE OF         POTOMAC
                                                                                                  BENEFICIAL       COMMON STOCK
NAME                                                                                            OWNERSHIP(1)(2)    OUTSTANDING
Daniel R. Baker..............................................................................         7,810(3)          2.4%
David E. Feldman.............................................................................        22,250             6.7%
Howard R. Green..............................................................................        12,650             3.8%
Thom F. Hanes................................................................................         7,933             2.4%
Norman P. Horn...............................................................................         6,850             2.1%
Henry C. Mackall.............................................................................         8,800             2.7%
Thomas D. Rust...............................................................................        11,250(4)          3.4%
Robert E. Sevila.............................................................................         6,850             2.1%
All Directors and Executive Officers as a Group (8 persons)..................................        84,393(2)         23.1%

(1) For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 under the Securities Act. Under this rule, in general, a person is deemed to be the beneficial owner of security if he has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security, of if he has the right to acquire beneficial ownership of the security within 60 days.
(2) Includes 5,000 shares that may be acquired by each director pursuant to the exercise of stock options granted under the 1989 Director Stock Option Plan, and 40,500 shares for all directors and executive officers as a group.
(3) Includes 1,750 shares owned by the SugarOak Corporation Profit Sharing Plan Trust for which Mr. Baker is the trustee.
                                       30

(4) Includes 1,000 shares beneficially owned by Mr. Rust's wife, Patsy Rust, who is also Vice President-Branch Administration of Potomac.
     Except for Mr. Feldman, whose beneficial ownership is shown in the table above, there are no other Potomac shareholders known by Potomac who beneficially own more than 5% of the outstanding shares.
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
     The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of Potomac. This discussion and analysis should be read in conjunction with Financial Statements and Notes thereto included elsewhere in this Proxy Statement Prospectus.
OVERVIEW
     Potomac's performance for 1993 showed improvement over the previous year, although economic conditions were still weak. Net income increased 78.7% in 1993 to $461,695, compared with $258,333 earned in 1992, with 1993 earnings per share increasing to $1.42 per share compared to $0.79 per share for 1992. The increased earnings for 1993 were primarily due to higher levels of net interest income and a reduction in the provision for loan losses.
     Return on average equity increased during 1993 to 6.59%, up from 3.87% for the prior year. Return on average assets also increased during 1993 to 0.93%, compared to 0.58% for 1992.
     Net interest margin remained stable during 1993 at 4.82% on a tax-equivalent basis, compared to 4.83% in 1992. Net interest margin for 1991 was 4.66%. While loan demand continued to be weak through these years, improved yields from investments in securities and reduced cost of funds were the principal factors causing the upward trend in Potomac's net interest margin during this period.
     Loans, net of unearned income and allowance for possible loan losses, were $29.98 million at December 31, 1993. Loan demand has been weak since 1991 as evidenced by 8% growth in net loans from December 31, 1991 to December 31, 1993. As a result of the continuing weak loan demand, Potomac has increasingly invested deposit funds in high-quality securities. At December 31, 1993, Potomac's securities portfolio represented 38% of total earning assets and had increased in size by 111.37% over the level at December 31, 1991.
NET INTEREST INCOME
     Net interest income represents the principal source of earnings for Potomac. Net interest income equals the amount by which interest income exceeds interest expense. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income.
     Net interest income was $2.3 million for the year ended December 31, 1993, up 13.5% over the $2.06 million reported for 1992. As loan demand remained relatively flat, the improvement in net interest income primarily was due to increases in the size of the securities portfolio and a favorable interest rate environment. The average balance of the securities portfolio was $15.6 million for 1993, up $5.5 million over the average balance 1992. Also contributing to the improvement in net interest income was a decline in total interest expense of $144,643 in 1993 compared to 1992. The decline in interest expense was due to lower interest rates, which offset the effect of a $4.6 million increase in interest-bearing liabilities during 1993. While the tax equivalent yield on interest-earning assets declined 74 basis points from 8.19% during 1992 to 7.45% for 1993, net interest margin varied only slightly during that period due to a similar decrease in total funding costs, which fell 88 basis points from 4.15% during 1992 to 3.27% for 1993. The decline in the yield on interest-earning assets and total funding costs was due to lower interest rate levels during 1993 than during 1992. The decrease in funding costs during 1993, along with the above mentioned decrease in the yield, contributed to a minimal variation in net interest margin on a tax-equivalent basis, to 4.82% compared to 4.83% for 1992.
     Net interest income for 1992 was $2.06 million, compared to $1.7 million for 1991. Average earning assets increased in 1992 by $6.6 million, or 18.6%, over 1991. This increase was attributable to an increase in both securities and loans. Lower interest yields contributed to a decrease of 74 basis points in the yield on earning assets. For 1993, the lower net interest margin was due to a almost identical decrease in the yield on earning assets and the decrease in the cost of funds.
     For 1992, net interest income increased $376,302 over the prior year, due primarily to an increase in loans.
                                       31

     The following table sets forth Potomac's average interest earning assets (on a tax equivalent basis) and average interest bearing liabilities, the average yields earned on such assets and rates paid on such liabilities, and the net interest margin, all for the periods indicated.
                                       32

            AVERAGE BALANCES, INCOME AND EXPENSES, YIELDS AND RATES

                                                                                            YEAR ENDED DECEMBER 31,
                                                  NINE MONTHS ENDED
                                                  SEPTEMBER 30, 1994                      1993                        1992
                                            AVERAGE     INCOME/     YIELD/    AVERAGE    INCOME/     YIELD/    AVERAGE    INCOME/
                                            BALANCE     EXPENSE      RATE     BALANCE    EXPENSE      RATE     BALANCE    EXPENSE
                                                                                 (DOLLARS IN THOUSANDS)
ASSETS (1):
Securities:
  Taxable................................   $19,400      $  701      4.82%    $15,236     $  779      5.11%    $10,095     $  659
  Tax-exempt (2).........................       504          15      3.97        334          13      3.89          0           0
    Total securities.....................    19,904         716      4.80     15,570         792      5.09     10,095         659
  Loans (net of unearned income):
  Taxable................................    30,368       1,988      8.73     29,097       2,676      9.20     27,861       2,615
  Tax-exempt.............................         0           0         0        715          47      6.57      1,414          95
    Total loans..........................    30,368       1,988      8.73     29,802       2,723      9.14     29,275       2,710
Federal funds sold.......................     2,993          87      3.88      2,692          79      2.93      2,793          92
Interest-bearing deposits in other
  banks..................................       208           1      0.64        192           2      1.04        125           1
  Total earning assets...................    53,473      $2,792      6.96%    48,256      $3,596      7.45%    42,288      $3,462
Less: allowance for credit losses........      (355 )                                                            (323 )
Total nonearning assets..................     2,624                            2,298                            2,426
Total assets.............................   $55,742                           $50,220                          $44,391
LIABILITIES (1):
Interest-bearing deposits:
  Checking...............................   $12,312      $  214      2.32%    $11,293     $  264      2.34%    $10,042     $  327
  Regular savings........................    19,029         497      3.48     15,704         583      3.71     10,185         442
  Money market savings...................     2,844          53      2.48      3,210          79      2.46      2,935          99
  Time deposits:
    $100,000 and over....................     1,571          37      3.14      1,655          52      3.14      2,380         113
    Under $100,000.......................     7,000         221      4.21      6,685         283      4.23      8,370         425
    Total interest-bearing deposits......    42,756       1,022      3.19     38,547       1,261      3.27     33,912       1,406
    Total interest-bearing liabilities...    42,756       1,022      3.19%    38,547       1,261      3.27%    33,912       1,406
Non-interest bearing liabilities:
    Demand deposits......................     5,373                            4,388                            3,727
    Other liabilities....................       338                              289                              195
Total liabilities........................    48,467                           43,224                           37,834
Shareholders' equity.....................     7,275                            6,996                            6,557
Total liabilities and shareholders'
  equity.................................   $55,742                           $50,220                          $44,391
Net interest income......................                $1,770                           $2,335                           $2,056
Interest rate spread.....................                            3.77%                            4.18%
Interest expense as a percent of average
  earning assets.........................                            2.55                             2.61
Net interest margin......................                            4.41                             4.82

                                           YIELD/
                                            RATE

ASSETS (1):
Securities:
  Taxable................................   6.53%
  Tax-exempt (2).........................      0
    Total securities.....................   6.53
  Loans (net of unearned income):
  Taxable................................   2.39
  Tax-exempt.............................   6.72
    Total loans..........................   9.26
Federal funds sold.......................   3.29
Interest-bearing deposits in other
  banks..................................    0.8
  Total earning assets...................   8.19%
Less: allowance for credit losses........
Total nonearning assets..................
Total assets.............................
LIABILITIES (1):
Interest-bearing deposits:
  Checking...............................   3.26%
  Regular savings........................   4.34
  Money market savings...................   3.37
  Time deposits:
    $100,000 and over....................   4.75
    Under $100,000.......................   5.08
    Total interest-bearing deposits......   4.15
    Total interest-bearing liabilities...   4.15%
Non-interest bearing liabilities:
    Demand deposits......................
    Other liabilities....................
Total liabilities........................
Shareholders' equity.....................
Total liabilities and shareholders'
  equity.................................
Net interest income......................
Interest rate spread.....................   4.04%
Interest expense as a percent of average
  earning assets.........................   3.32
Net interest margin......................   4.83

(1) Average balances are derived from month-end balances.
(2) Income and yields are reported on a tax-equivalent basis assuming a federal tax rate of 34%.
     Net interest income is affected by changes in both average interest rates and average volumes of interest-earning assets and interest-bearing liabilities. The following table analyzes changes in net interest income attributable to changes in the volume of interest-bearing assets and liabilities compared to changes in interest rates. Nonaccruing loans are included in average loans outstanding. The change in interest due to both rate and volume has been allocated to change due to volume and change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each.
                                       33

                            VOLUME AND RATE ANALYSIS

                                                    NINE MONTHS ENDED
                                                      SEPTEMBER 30,                       YEAR ENDED DECEMBER 31,
                                                      1994 VS. 1993              1993 VS. 1992               1992 VS. 1991
                                                   INCREASE (DECREASE)        INCREASE (DECREASE)         INCREASE (DECREASE)
                                                   DUE TO CHANGES IN:          DUE TO CHANGES IN:          DUE TO CHANGES IN:
                                                 VOLUME    RATE    TOTAL    VOLUME    RATE     TOTAL    VOLUME    RATE     TOTAL
EARNING ASSETS:
Securities:
  Taxable.....................................    $178     $(44)   $ 134    $ 209     $ (89)   $ 120     $(28)    $  82)   $(110)
  Tax-exempt..................................       7        0        7       13         0       13       --        --       --
Loans:
  Taxable.....................................      52      (47)       5      111       (50)      61      318      (197)     121
  Tax-exempt..................................     (24)     (23)     (47)     (46 )      (2)     (48)      95         0       95
Federal funds sold............................       7       21       28       (3 )     (10)     (13)      12        (6)       6
Interest bearing deposits in other banks......       0       (1)      (1)       1         0        1        1         0        1
      Total earning assets....................    $220     $(94)   $ 126    $ 285     $(151)   $ 134     $398     $(285)   $ 113
INTEREST-BEARING LIABILITIES:
Interest checking.............................    $ 22     $ (1)   $  21    $  50     $(113)   $ (63)    $ 83     $(195)   $(112)
Regular savings deposits......................     100      (32)      68      192       (51)     141      207       (48)     159
Money market deposits.........................      (9)       2       (7)      11       (31)     (20)      68       (85)     (17)
Time deposits.................................       8        0        8     (108 )     (95)    (203)     (85)     (209)    (294)
       Total interest-bearing liabilities.....     121      (31)      90      145      (290)    (145)     273      (537)    (264)
       Change in net interest income..........    $ 99     $(63)   $  36    $ 140     $ 139    $ 279     $125     $ 252    $ 377

INTEREST SENSITIVITY
     An important element of both earnings performance and the maintenance of sufficient liquidity is management of the interest sensitivity gap. The interest sensitivity gap is the difference between interest sensitive assets and interest sensitive liabilities in a specific time interval. The gap can be managed by repricing assets or liabilities, by replacing an asset or liability at maturity or by adjusting the interest rate during the life of an asset or liability. Matching the amounts of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income in periods of rising or falling interest rates.
     Potomac evaluates interest sensitivity risk and then formulates strategies regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments in order to decrease sensitivity risk. These strategies are based on management's outlook regarding future interest rate movements, the state of the regional and national economies and other financial and business risk factors.
     Potomac establishes prices for deposits and loans based on local market conditions and manages its securities portfolio in accordance with policies set by Potomac. Potomac reviews its interest sensitivity position at least monthly.
     At December 31, 1993, Potomac had $13.4 million less in assets than liabilities subject to repricing within one year and was, therefore, in a liability-sensitive position. A liability-sensitive institution's net interest margin and net interest income generally will be impacted favorably by declining interest rates, while that of an asset-sensitive institution generally will be impacted favorably by rising interest rates.
     The following tables present the maturity of Potomac's loan portfolio by category and the fixed and variable portions of each category and its interest sensitivity position as of September 30, 1994. These are one-day positions which are continually changing and are not necessarily indicative of Potomac's position at any other time.
                     MATURITY SCHEDULE OF PERIOD END LOANS

                                                                                     SEPTEMBER 30, 1994(1)
                                                                                                                   AFTER
                                                                                                                     5
                                                                        1 YEAR OR LESS         1 TO 5 YEARS        YEARS
                                                                      FIXED     VARIABLE     FIXED     VARIABLE    FIXED
                                                                       RATE       RATE       RATE        RATE       RATE
                                                                                        (IN THOUSANDS)
Commercial.........................................................   $   46    $  6,451    $    --     $   --     $   --

                                                                     VARIABLE
                                                                       RATE

Commercial.........................................................  $    --

                                       34

Real estate construction...........................................       --         542         --         --         --
Real estate mortgage...............................................      532       7,335      9,831      1,698      3,211
Consumer installment...............................................      449          --        701         --         --
                                                                      $1,027    $ 14,328    $10,532     $1,698     $3,211
Real estate construction...........................................       --
Real estate mortgage...............................................       --
Consumer installment...............................................       --
                                                                          --

                                                                                     DECEMBER 31, 1993(2)
                                                                                                                   AFTER
                                                                                                                     5
                                                                        1 YEAR OR LESS         1 TO 5 YEARS        YEARS
                                                                      FIXED     VARIABLE     FIXED     VARIABLE    FIXED
                                                                       RATE       RATE       RATE        RATE       RATE
                                                                                        (IN THOUSANDS)
Commercial.........................................................   $  131    $  5,865    $    --     $   --     $   --
Real estate construction...........................................       --         868         --         --         --
Real estate mortgage...............................................    1,366       7,919      8,292      1,491      3,437
Consumer installment...............................................      467          --        586         --         --
                                                                      $1,964    $ 14,652    $ 8,878     $1,491     $3,437

                                                                     VARIABLE
                                                                       RATE
Commercial.........................................................  $    --
Real estate construction...........................................       --
Real estate mortgage...............................................       --
Consumer installment...............................................       --
                                                                          --

(1) Does not include nonaccrual loans of $5,000, allowance for loan losses of $360,000, or unearned income of $68,000.
(2) Does not include nonaccrual loans of $20,000, allowance for loan losses of $357,000, or unearned income of $101,000.
NONINTEREST INCOME
     Noninterest income for 1993 increased by $16,769, or 9.5%, over the same period in 1992. Service charges on deposit accounts, the largest single item of noninterest income, were $140,562 for 1993, up 11.8% over the prior year.
     Noninterest income in 1992 increased 5% over 1991. Service charges on deposit accounts in 1992 increased by $32,593 to $125,710, primarily due to an increase in the number of accounts.
NONINTEREST EXPENSE
     After an increase in noninterest expense of $233,320 in 1992, noninterest expenses increased only $30,356 to $1.8 million in 1993. The $263,676 increase over this two year period was primarily due to a $159,463, or 23.57% increase in salaries and benefits because of personnel additions and promotions, and normal salary increases, and a 56.0% increase from $57,747 in 1991 to $90,110 in 1993 in deposit insurance premiums.
INCOME TAXES
     Reported income tax expense at December 31, 1993 was $214,502, up from $59,124 for 1992, with the increase attributable to increased earnings. Reported income tax expense in 1992 was due to substantially higher taxable income for the year over that reported in 1991. Note 7 to the Financial Statements provides a reconciliation between the amount of income tax expense computed using the federal statutory income tax rate and Potomac's actual income tax expense. Also included in Note 7 to the Financial Statements is information regarding the principal items giving rise to deferred taxes for the three years ended December 31, 1993.
LOAN PORTFOLIO
     Loans, net of unearned income, were $30.3 million at December 31, 1993, up 4.9% from the $28.9 million at December 31, 1992. While loan demand was relatively weak during 1992 and 1993, Potomac's loan portfolio increased $7.7 million, or 37.9% in 1991. Slow loan demand resulted from the sluggish economy and the weakened real estate market.
     Loans secured by real estate consist of a portfolio of predominately non-farm, non-residential loans, which consists of commercial and industrial loans where real estate is a source of collateral. Such loans at December 31, 1993 were 38.9% of the loan portfolio. Residential loans comprised 27.5% of the loan portfolio at December 31, 1993, home equity lines 6.8% and there were no multifamily or agricultural loans outstanding at the 1993 year end. Potomac has historically not engaged in mortgage lending on multifamily properties. Real estate construction loans accounted for only 2.9% of total loans outstanding at December 31, 1993. Potomac's charge-off rate for all loans did not include any real estate loans in 1993 or 1992. Potomac's consumer loan portfolio, its second largest loan category, consists principally of installment loans.
                                       35

     Consistent with its focus on providing community-based financial services, Potomac generally does not make loans outside its principal market regions. Potomac maintains a policy not to originate or purchase loans classified by regulators as highly leveraged transactions or loans to foreign entities or individuals.
     Potomac's unfunded loan commitments (excluding unused home equity lines of credit) amounted to $5.0 million at December 31, 1993, compared to $3.3 million at December 31, 1992. This increase is attributable to increased customer demands and increased credit commitments.
                                 LOAN PORTFOLIO

                                                                 SEPTEMBER 30,                     DECEMBER 31,
                                                                1994       1993       1992       1991       1990       1989
                                                                                       (IN THOUSANDS)
Commercial..................................................   $ 6,497    $ 5,996    $ 7,395    $ 8,322    $ 7,452    $ 5,969
Real estate construction....................................       542        868        572        219          0          0
Real estate mortgage:
  Residential (1-4 family)..................................     9,505      8,634      5,472      3,809      2,062      1,153
  Home equity lines.........................................     2,115      2,057      2,899      2,671      2,488      1,917
  Multifamily...............................................         0          0          0          0          0          0
  Non-farm, non-residential (1).............................    10,987     11,814     11,498     11,530      6,893      3,520
  Agricultural..............................................         0          0          0          0          0          0
  Real estate mortgage subtotal.............................   $22,607    $22,505    $19,869    $18,010    $11,443    $ 6,590
Consumer installment........................................     1,155      1,073      1,179      1,605      1,457      1,822
  Total loans...............................................    30,801     30,442     29,015     28,156     20,352     14,381
Less unearned income........................................        68        101        109        107         24         28
Loans-net of unearned income (2)............................   $30,733    $30,341    $28,906    $28,049    $20,328    $14,353

(1) This category generally consists of commercial and industrial loans where real estate constitutes a source of collateral.
(2) Does not include the allowance for loan losses.
ASSET QUALITY
     The allowance for credit losses is an estimate of an amount adequate to provide for potential losses in the loan portfolio of Potomac. The level of credit losses is affected by general economic trends as well as conditions affecting individual borrowers. The allowance is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer companies identified by regulatory agencies.
     The provision for credit losses in 1993 decreased to $50,287, as compared to $212,603 in 1992, in response to slow loan growth in Potomac's markets and improved collection efforts. The provision for credit losses in 1991 was $308,167, primarily in response to the deterioration in the local economy and real estate markets. The ratio of the allowance for credit losses to total loans, net of unearned income remained fairly constant over this three year period due to small increases in the allowance in comparison to total loans.
     Potomac's net charge-offs in 1993 were lower by approximately $164,000 than 1992 and $225,000 than 1991. The improved charge-off experience was due primarily to improved economy and better loan policies. Net charge-offs to average loans was 0.04% for the year 1993, compared with 0.61% for 1992. The ratio of net charge-offs to average loans was 0.98% for 1991.
     The allowance for credit losses was $356,718 at December 31, 1993, up $38,484 over the $318,234 at December 31, 1992. The allowance was $281,436 at December 31, 1991.
                          ALLOWANCE FOR CREDIT LOSSES

                                                                     SEPTEMBER 30,               DECEMBER 31,
                                                                     1994     1993     1993     1992     1991     1990     1989
                                                                                           (IN THOUSANDS)
Balance, beginning of period.....................................   $  357    $ 318    $ 318    $ 281    $ 210    $ 136    $  13
  Loans charged off:
     Commercial..................................................       20       12       12      176      185       --       --
     Real estate construction....................................       --       --       --       --       --       --       --
     Real estate mortgage........................................                                           54
     Consumer installment........................................        3       --       --       --       --        5       --
       Total loans charged-off...................................       23       12       12      176      239        5        0
Recoveries:
     Commercial..................................................       78       --       --       --       --       --       --
     Real Estate Construction....................................       --       --       --       --       --       --       --
     Real estate mortgage........................................
     Consumer installment........................................       --       --       --       --        2       --       --
       Total recoveries..........................................       78       --       --       --        2       --       --
Net charge-offs..................................................      (55)      12       12      176      237        5       --
Provision for credit losses......................................      (52)      39       51      213      308       79      123
Balance, end of period...........................................   $  360    $ 345    $ 357    $ 318    $ 281    $ 210    $ 136
Ratio of allowance for credit losses to loans outstanding at end
  of period......................................................     1.17%    1.15%    1.18%    1.10%    1.00%    1.03%    0.95%
Ratio of net charge-offs to average loans outstanding during
  period.........................................................    (0.17)    0.04     0.04     0.61     0.98     0.03     0.00

(1) This category generally consists of commercial and industrial loans where real estate constitutes a source of collateral.
     The ratio of allowance for credit losses to nonperforming assets totaled 1785% at December 31, 1993; 159% at December 31, 1992 and 160%, at December 31, 1991. Management evaluates nonperforming loans relative to their collateral value and makes appropriate reductions in the carrying value of those loans based on that review. Management believes, based on its review, that Potomac has adequate reserves to cover any future write-down that may be required on these loans.
     The following table shows the balance and percentage of Potomac's allowance for credit losses allocated to each major category of loans:
                   ALLOCATION OF ALLOWANCE FOR CREDIT LOSSES

                                                                   REAL ESTATE                 REAL ESTATE
                                        COMMERCIAL                 CONSTRUCTION                  MORTGAGE             CONSUMER
                                  RESERVE      PERCENTAGE     RESERVE      PERCENTAGE     RESERVE      PERCENTAGE     RESERVE
                                 FOR CREDIT     OF TOTAL     FOR CREDIT     OF TOTAL     FOR CREDIT     OF TOTAL     FOR CREDIT
                                   LOSSES        LOANS         LOSSES        LOANS         LOSSES        LOANS         LOSSES
                                                                         (IN THOUSANDS)
September 30,
  1994........................      $ 81          0.26%            --         1.80%         $268          73.40%        $ 11
  1993........................        86          0.29             --         5.20           248          68.50           11
December 31,
  1994........................      $ 75          0.25%            --         2.90%         $271          73.90%        $ 11
  1993........................        92          0.32             --         1.90           214          68.50           12
  1992........................        96          0.34             --         0.80           169          63.90           16

                                PERCENTAGE
                                 OF TOTAL
                                  LOANS

September 30,
  1994........................     3.80%
  1993........................     3.50
December 31,
  1994........................     3.50%
  1993........................     4.10
  1992........................     5.70

     Potomac has allocated the allowance according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within each of the above categories of loans. The allocation of the allowance as shown in the table above should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loan loss trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.
                                       37

ANALYSIS OF THE ALLOWANCE FOR CREDIT LOSSES
     At the end of 1993, the allowance for credit losses was 1.2% of average loans compared to 1.1% in 1992 and 1.2% of average loans in 1991. The amount expensed over the last five years as an addition to the reserve has been $774,000. Losses over the same period have been $432,000. The loss in 1992 was due to one single loan of $176,290 and 1991 losses were composed mainly of one loan for $185,000.
     It is the opinion of Potomac's management that the reserve is adequate to absorb any losses that may occur.
NONPERFORMING ASSETS
     Total nonperforming assets, which consist of nonaccrual loans, restructured loans and foreclosed property, were $20,320 at December 31, 1993, a decrease of $179,680 from December 31, 1992. Nonperforming assets at December 31, 1992 increased $25,000 over year end 1991.
     The decrease in nonperforming assets in 1993 from both 1992 and 1991 was attributable to two commercial loans that were written off in those years. Both were commercial loans secured by real estate with a combined total of approximately $275,000. At September 30, 1994, Potomac's nonperforming assets totalled $5,169.
                              NONPERFORMING ASSETS

                                                  SEPTEMBER 30,                       DECEMBER 31,
                                                  1994      1993       1993      1992      1991      1990      1989
                                                                           (IN THOUSANDS)
Nonaccrual loans.............................    $    5     $ 220     $   20     $ 200     $ 175     $ 349       --
Restructured loans...........................        --        --         --        --        --        --       --
Foreclosed property..........................        --        --         --        --        --        --       --
  Total nonperforming assets.................    $    5     $ 220     $   20     $ 200     $ 175     $ 349       --
Allowance for credit losses
  to period end loans........................      1.17%     1.15%      1.18%     1.10%     1.00%     1.03%    0.95%
Allowance for credit losses to nonaccrual
  loans......................................     7,200       157      1,785       159       161        60       --
Nonperforming assets to period end loans.....      0.00      0.00       0.00      0.00      0.00      0.00     0.00
Net charge-offs to average loans.............     (0.17)     0.04       0.04      0.62      0.98      0.03     0.00

     Loans are placed on nonaccrual status when collection of interest and principal is doubtful, generally when loans become 90 days past due. There are three negative implications for earnings when a loan is placed on nonaccrual status. All interest accrued but unpaid at the date the loan is placed on nonaccrual status is either deducted from interest income or written off as a loss. Second, accruals of interest are discontinued until it becomes certain that both principal and interest can be repaid. Third, there may be actual losses which necessitate additional provisions for credit losses charged against earnings.
     At December 31, 1993, loans past due 90 days or more and still accruing interest because they are both well secured and in the process of collection were $249,487, compared to $240,078 at December 31, 1992 and $310,302 at
December 31, 1991.
     During 1993, $403 in additional interest income would have been recorded if Potomac's nonaccrual loans had been current in accordance with their original terms. During 1992, $13,000 in additional interest income would have been recorded if Potomac's nonaccrual loans had been current in accordance with their original terms.
     At December 31, 1993, potential problem loans were approximately $575,206. These loans are subject to regular periodic management attention, and their status is reviewed on a regular basis. The potential problem loans identified at December 31, 1993 are generally secured by residential and commercial real estate with appraised values that exceed the principal balance.
SECURITIES
     The book value of the securities portfolio was $19.5 million at December 31, 1993, compared to $13.4 million at December 31, 1992. The securities portfolio increased from $9.2 million in 1991, largely in response to favorable investment yields and weak loan demand. Investment in U.S. Government securities increased $5.5 million, or 41.6%, for the year 1993, and increased $4.2 million or 47.0% for the year 1992.
                                       38

     The securities portfolio consists solely of investment securities. Securities are classified as investment securities when management has the intent and Potomac has the ability at the time of purchase to hold the securities to maturity. Investment securities are carried at cost adjusted for amortization of premiums and accretion of discounts.
                                       39

                              SECURITIES PORTFOLIO

                                                 SEPTEMBER 30,              DECEMBER 31,
                                                     1994           1993        1992        1991
                                                              (DOLLARS IN THOUSANDS)
BOOK VALUE:
U.S. Government securities:
  Held to maturity...........................       $14,976        $18,757     $13,245     $9,010
  Available for sale.........................         3,849             --          --         --
States and political subdivisions:
  Held to maturity...........................           504            505          --         --
  Available for sale.........................            --             --          --         --
Other securities.............................           195            195         195        195
Total securities.............................       $19,524        $19,457     $13,440     $9,205

                   MATURITY ANALYSIS AS OF SEPTEMBER 30, 1994

                                                  ONE        ONE
                                                  YEAR        TO        FIVE      OVER
                                                   OR        FIVE      TO TEN      TEN
                                                  LESS      YEARS      YEARS      YEARS      TOTAL
                                                               (DOLLARS IN THOUSANDS)
U.S. AGENCY SECURITIES:
  Book Value.................................    $   --     $5,960     $  500     $  --     $ 6,460
  Market Value...............................        --      5,804        469        --       6,273
  Weighted average yield.....................        --       5.45%      5.60%       --        5.47%
U.S. TREASURY SECURITIES:
  Book Value.................................     4,986      6,883        496        --      12,365
  Market Value...............................     4,955      6,770        465        --      12,190
  Weighted average yield.....................      4.51%      5.12%      6.45%       --        4.94%
STATE AND POLITICAL SUBDIVISIONS:
  Book Value.................................        --        303        201        --         504
  Market Value...............................        --        289        188        --         477
  Weighted average yield.....................        --       5.87%      6.21%       --        5.98%
OTHER SECURITIES:
  Book Value.................................        --         --         --       195         195
  Market Value...............................        --         --         --       195         195
  Weighted average yield.....................        --         --         --      6.00%       6.00%
TOTAL SECURITIES:
  Book Value.................................     4,986     13,146      1,197       195      19,524
  Market Value...............................     4,955     12,863      1,122       195      19,135
  Weighted average yield.....................      4.51%      5.32%      6.10%     6.00%       5.22%

(1) Yields on tax-exempt securities have been computed on a tax-equivalent basis.
     See Note 2 to the Financial Statements as of December 31, 1993 for an analysis of gross unrealized gains and losses in the securities portfolio. DEPOSITS
     Potomac has made an effort in recent years to increase core deposits and reduce cost of funds. Deposits provide funding for Potomac's investments in loans and securities, and the interest paid for deposits must be managed carefully to control the level of interest expense.
     Deposits at December 31, 1993 were $45.3 million, a 13.2% increase from the same period in 1992. Interest checking, money market and regular savings all increased over 1992 levels. Certificates of deposits of $100,000 and over decreased from $2.8 million in 1991 to $1.7 million in 1992 and 1993. Deposits for 1992 grew $5.3 million, or 15.3% to $40 million.
                                       44

The deposit growth resulted from increases in interest checking, money market and regular savings. Noninterest-bearing checking deposits were 10.4% of total deposits at December 31, 1993, compared to 9.7% for the same period one year earlier.
     As shown below, average total deposits grew by 14.1% in 1993 and 21.31% in 1992. The average aggregate interest rate paid on interest-bearing deposits was 3.3% in 1993, compared to 4.14% for 1992 and 5.80% for 1991. The largest amount of Potomac's deposits are higher yielding time deposits because most of its customers are individuals who seek higher yields than those offered on savings and demand accounts.
     The following tables are a summary of average deposits and average rates paid:
                            DEPOSITS AND RATES PAID

                                                                                             DECEMBER 31,
                                                  SEPTEMBER 30,
                                                       1994                 1993                 1992                 1991
                                                 AMOUNT      RATE     AMOUNT      RATE     AMOUNT      RATE     AMOUNT      RATE
                                                                             (DOLLARS IN THOUSANDS)
Noninterest-bearing accounts.................    $ 5,373              $ 4,390              $ 3,727              $ 2,720
Interest-bearing accounts:
  Interest-checking..........................     12,312     2.32%     11,292     2.34%     10,041     3.25%      9,030     4.86%
                                                   2,844     2.49       3,210     2.45       2,935     3.37       2,336     4.98
                                                  19,028     3.49      15,703     3.71      10,185     4.34       4,851     5.83
  Time deposits:
     Less than $100,000......................      7,000     4.21       6,685     4.23       8,370     5.08       9,389     6.91
     $100,000 and over.......................      1,571     3.14       1,655     3.17       2,380     4.75       2,694     6.79
Total interest-bearing accounts..............     42,755     3.19      38,545     3.27      33,911     4.14      28,300     5.90
     Total...................................    $48,128              $42,935              $37,638              $31,020

                    MATURITIES OF CD'S OF $100,000 AND OVER

                                                 WITHIN     THREE TO     SIX TO     OVER                PERCENT
                                                 THREE        SIX        TWELVE     ONE                 OF TOTAL
                                                 MONTHS      MONTHS      MONTHS     YEAR     TOTAL      DEPOSITS
                                                                         (IN THOUSANDS)
At September 30, 1994........................     $691        $336        $405      $205     $1,637       3.45%
At December 31, 1994.........................      551         732         223       202      1,708       3.77

CAPITAL RESOURCES
     The adequacy of Potomac's capital is reviewed by management on an ongoing basis with reference to the size, composition, and quality of Potomac's asset and liability levels and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and absorb potential losses.
     The Federal Financial Institutions Examination Council has adopted capital guidelines to supplement the existing definitions of capital for regulatory purposes and to establish minimum capital standards. Specifically, the guidelines categorize assets and off-balance sheet items into four risk-weighted categories. The minimum ratio of qualifying total capital to risk-weighted assets is 8%, of which at least 4% must be Tier 1 capital, composed of common equity, retained earnings and a limited amount of perpetual preferred stock, less certain goodwill items. Potomac had a ratio of risk-weighted assets to total capital of 25.61% at December 31, 1993 and a ratio of risk-weighted assets to Tier 1 capital of 24.41%. Both of these exceed the capital requirements adopted by the federal regulatory agencies.
                              ANALYSIS OF CAPITAL

                                                 SEPTEMBER 30,              DECEMBER 31,
                                                     1994           1993        1992        1991
                                                              (DOLLARS IN THOUSANDS)

                                       45

Tier 1 Capital:
  Common stock...............................       $ 3,250        $ 3,250     $ 3,250     $ 3,250
  Additional paid in capital.................         3,250          3,250       3,250       3,250
  Retained earnings..........................         1,029            728         291          33
  Total Tier 1 capital.......................         7,529          7,228       6,791       6,533
Tier 2 Capital:
  Allowance for credit losses................           360            357         318         281
  Allowable long term debt...................            --             --          --          --
  Total Tier 2 capital.......................           360            357         318         281
  Total risk-based capital...................       $ 7,889        $ 7,585     $ 7,109     $ 6,814
  Risk-weighted assets.......................       $32,749        $29,614     $30,047     $29,950
Capital Ratios:
  Tier 1 risk-based capital ratio............         22.99%         24.41%      22.60%      21.81%
  Total risk-based capital ratio.............         24.09          25.61       23.66       22.75
  Tier 1 capital to average total assets.....         13.51          13.56       14.34       15.95

LIQUIDITY
     Liquidity represents an institution's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, investments in Treasury securities, and loans maturing within one year. As a result of Potomac's management of liquid assets and the ability to generate liquidity through liability funding, management believes that Potomac maintains overall liquidity sufficient to satisfy its depositors' requirement and meet its customers' credit needs.
     At December 31, 1993, cash, interest-bearing deposits with banks, federal funds sold, investments in Treasury securities, and loans maturing within one year were 48.05% of total earning assets. As of December 31, 1993, approximately 48.29% or $14.7 million of the loan portfolio would mature or reprice within a one-year period. Potomac had no long-term debt or short-term borrowings at September 30, 1994 or at the end of any of the past three years.
FIRST NINE MONTHS RESULTS OF OPERATIONS
     OVERVIEW. Net income for the first nine months of 1994 totalled $351,334 which was comparable to the $348,772 earned in the first nine months of 1993. While net interest income increased $126,534, or 4.7%, to $2.8 million, net interest expense increased from $932,526 to $1.0 million. Noninterest income decreased by 6.4% from $148,949 for the first nine months of 1993 to $139,460 for the first nine months of 1994, primarily due to a decline in service charges. Noninterest expense increased by $100,706 to $1.4 million, primarily due to an increase of 10% in salary expense, which in turn resulted from normal employee compensation increases and the addition of new employees and to an increase in deposit insurance premiums. Earnings were increased by a reduction of $90,602 in the provision for credit losses, from $38,630 in the first nine months of 1993 to $(51,792) for the comparable 1994 period.
     Loan demand remained basically flat for the first nine months of 1994 with loans, net of unearned discount, increasing only slightly from $30.3 at December 31, 1993 to $30.7 million at September 30, 1994. Investment securities held, primarily United States Treasury and United States Agency securities, remained stable at $19.5 million at September 30, 1994 compared to $19.4 million at December 31, 1993. Total assets were $55.2 million, up $2.4 million from the $52.8 million reported on December 31, 1993. Total deposits were up $2.1 million at $47.4 million at September 30, 1994 compared to $45.3 million at December 31, 1993.
     ASSET QUALITY. Loan quality continues to be good despite slow economic growth in the general economy. For the first nine months, Potomac had loan chargeoffs of approximately $23,000 and loan recoveries of $78,000 which accounted for the net decrease in the allowance.
     At September 30, 1994, total nonperforming assets, which consist of nonaccrual loans, restructured loans and foreclosed properties, totalled $5,169 or .01% of total loans net of unearned discount. This represents an improvement of $15,151 over total nonperforming assets of $20,320 reported by Potomac on December 31, 1993. Loans 90 days or more past due and still accruing interest totalled $597,829, an increase of $348,342 from the $249,487 of such loans reported at December 31, 1993.
                                       46

In management's judgment, the balance in the reserve for credit losses is adequate to cover future losses in the existing loan portfolio.
     Potential problem loans as of September 30, 1994 totalled $584,161. These are loans in which Potomac feels the borrower's ability to comply with current repayment terms may be questionable. These loans are subject to regular periodic management attention, and their status is reviewed on a regular basis. The potential problem loans identified at September 30, 1994 are generally secured by residential and commercial real estate with appraised values that exceed the principal balance.
ACCOUNTING RULE CHANGES
     In December 1991, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("FSAS") No. 106, "Employer's Accounting for Postretirement Benefits Other than Pensions." The statement, effective for years beginning after December 15, 1994, requires that the obligation to provide Postretirement benefits (principally health care benefits) be recognized over the employee's service periods rather than on a pay-as-you-go basis. Potomac does not provide postretirement benefits, and therefore the statement will have no material impact on Potomac's future earnings.
     The Financial Accounting Standards Board has issued Statements of Financial Accounting Standards Numbers 107, 114 and 188 which are effective for years beginning in 1995. The requirements and financial statement impact of these standards are discussed in the Notes to the Financial Statements for the years ended December 31, 1993 and 1992 which are incorporated herein by reference.
                                BUSINESS OF F&M
HISTORY AND BUSINESS
     F&M was formed in 1969 to serve as the parent holding company of its then sole subsidiary bank, F&M Bank-Winchester, organized in 1902. Since its organization, F&M has acquired thirteen banks, which expanded its market area and increased market share in Virginia and West Virginia. F&M has eleven subsidiary banks (the "Subsidiary Banks") that operate 73 banking offices offering a full range of banking services principally to individuals and small and middle-market businesses in the Shenandoah Valley, central and northern Virginia, southside Virginia, and the eastern panhandle of West Virginia.
     The Subsidiary Banks are community-oriented and offer services customarily provided by full-service banks, including individual and commercial demand and time deposit accounts, commercial and consumer loans, residential mortgages, credit card services and safe deposit boxes. Lending is focused on individuals and small and middle-market businesses in the local market regions of the Subsidiary Banks. In addition, F&M Bank-Winchester, F&M Bank-Blakeley and F&M Bank-Keyser operate trust departments offering a range of fiduciary services. F&M also operates Big Apple Mortgage which engages in residential mortgage origination and servicing in the Shenandoah Valley and the eastern panhandle of West Virginia.
     F&M has maintained its community orientation by allowing the Subsidiary Banks latitude to tailor products and services to meet community and customer needs. While F&M has preserved the autonomy of its Subsidiary Banks, it has established system-wide policies governing, among other things, lending practices, credit analysis and approval procedures, as well as guidelines for deposit pricing and investment portfolio management. In addition, F&M has established a centralized loan review team that regularly performs a detailed, on-site review and analysis of each Subsidiary Bank's loan portfolio to ensure the consistent application of credit policies and procedures system-wide. A senior holding company officer serves on the board of directors of each Subsidiary Bank to monitor operations and to serve as a liaison to F&M.
     F&M operates in six market regions: the Shenandoah Valley and Loudoun County; the eastern panhandle of West Virginia; Charlottesville/Albemarle County and surrounding areas; Greenville County in southside Virginia; suburban Richmond, primarily Henrico and Chesterfield Counties; the northern Virginia area that includes the eastern portions of Fairfax and Prince William Counties, Loudoun County and the Warrenton and surrounding Fauquier County area. F&M operates 36 banking offices in the Shenandoah Valley from Winchester to Harrisonburg and in Loudoun County with deposits of $791.0 million at September 30, 1994, ten banking offices in the eastern panhandle of West Virginia with deposits of $236.4 million at September 30, 1994, seven banking offices in the Charlottesville/Albemarle County and surrounding area with deposits of $59.8 million at September 30, 1994, three banking offices in Emporia, Virginia and surrounding Greenville County with deposits of $58.9 million at September 30, 1994, nine banking offices in suburban Richmond with deposits of $121.5 million at September 30, 1994, five banking offices in the Fairfax and Prince William County area of northern Virginia area with deposits of $94.3 million at September 30, 1994 and three offices in the Warrention and surrounding Fauquier County area
                                       47
with deposits of $84.6 million at September 30, 1994. F&M's total deposits were $1.443 billion at September 30, 1994. F&M's principal banking market is Winchester and the surrounding five Virginia counties where its lead bank, F&M Bank-Winchester, is the dominant financial institution in terms of deposit market share.
     At September 30, 1994, F&M had total consolidated assets of approximately $1.7 billion, total consolidated deposits through its banking subsidiaries of approximately $1.4 million and consolidated shareholders' equity of approximately $161.7 million. F&M's total consolidated net income for the nine months ended September 30, 1994, was approximately $14.9 million, or $0.97 per share.
F&M'S ACQUISITION PROGRAM
     F&M has expanded its market area and increased its market share through both internal growth and strategic acquisitions. Since the beginning of 1988, F&M has acquired approximately $745.7 million in assets and approximately $592.2 million in deposits through nine bank acquisitions. Management believes there are additional opportunities to acquire financial institutions or to acquire assets and deposits that will allow F&M to enter new markets or increase market share in existing markets. Management intends to pursue acquisition opportunities in strategic markets where its managerial, operational and capital resources will enhance the performance of acquired institutions and may, after the date of this Proxy Statement/Prospectus, enter into agreements to acquire one or more financial institutions.
     For additional information about F&M's business, see "Incorporation of Certain Information by Reference."
                       COMPARATIVE RIGHTS OF SHAREHOLDERS
GENERAL
     F&M and Potomac are corporations subject to the provisions of the Virginia Stock Corporation Act (the "Virginia SCA"). Shareholders of Potomac, whose rights are governed by Potomac's Articles of Incorporation and Bylaws and by the Virginia SCA, will become shareholders of F&M upon consummation of the Affiliation. The rights of such shareholders as shareholders of F&M will then be governed by the Articles of Incorporation and Bylaws of F&M and by the Virginia SCA.
     The following is a summary of the material differences in the rights of shareholders of Potomac and F&M. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ARTICLES OF INCORPORATION AND BYLAWS OF EACH CORPORATION AND TO THE VIRGINIA SCA.
AUTHORIZED CAPITAL
     F&M. F&M is authorized to issue (1) 20,000,000 shares of Common Stock, par value $2.00 per share, of which 15,648,652 shares were issued and outstanding as of September 30, 1994, and (ii) 5,000,000 shares of serial Preferred Stock, without par value, of which no shares were issued and outstanding as of September 30, 1994. F&M's Articles of Incorporation authorize the F&M Board, without shareholder approval, to fix the preferences, limitations and relative rights of the preferred stock and to establish series of such preferred stock and determine the variations between each series. If any shares of preferred stock are issued, the rights of holders of F&M Common Stock would be subject to the rights and preferences conferred to holders of such preferred stock. See "Description of F&M Capital Stock" for additional information.
     POTOMAC. Potomac's Articles of Incorporation authorize the issuance of up to 700,000 shares of Potomac Common Stock, par value $10.00 per share, of which 325,000 shares were issued and outstanding as of September 30, 1994.
DIVIDEND RIGHTS
     F&M. The holders of F&M Common Stock are entitled to share ratably in dividends when and as declared by the F&M Board of Directors out of funds legally available therefor. One of the principal sources of income to F&M is dividends from its subsidiary banks. For a description of certain restrictions on the payment of dividends by banks, see "Market Prices and Dividends." F&M's Articles of Incorporation permit the F&M Board to issue preferred stock with terms set by the F&M Board, which terms may include the right to receive dividends ahead of the holders of F&M Common Stock. No shares of such preferred stock are presently outstanding.
     POTOMAC. The holders of Potomac Common Stock also are entitled to share ratably in dividends when and as declared by the Potomac Board of Directors out of funds legally available therefor. See "Market Prices and Dividends" for a description of certain restrictions on the payment of dividends by banks.
                                       48

VOTING RIGHTS
     The holders of both F&M and Potomac Common Stock have one vote for each share held on any matter presented for consideration by the shareholders. Neither the holders of F&M nor Potomac Common Stock are entitled to cumulative voting in the election of directors.
DIRECTORS AND CLASSES OF DIRECTORS
     F&M. All of F&M's directors are elected each year. F&M's Articles of Incorporation do not included a provision relating to the removal of directors. Accordingly, the removal of F&M directors is governed by the Virginia SCA which provides that shareholders may remove directors with or without cause if, in the case of F&M, the number of votes cast to remove him constitutes a majority of the outstanding shares of F&M Common Stock.
     POTOMAC. The Potomac Board is divided into three classes so that each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. In the event of any increase in the authorized number of directors, the newly created directorships resulting from such increase would be apportioned among the three classes of directors so as to maintain such classes as nearly equal as possible. Because of the classification of directors, unless the shareholders act to remove directors from office, two annual meetings generally would be required to elect a majority of the Potomac Board. Under Potomac's Articles of Incorporation, approval by the vote of more than 70% of the outstanding shares of Potomac Common Stock entitled to vote is required for the removal of any director.
ANTI-TAKEOVER PROVISIONS
     Certain provisions of the Virginia SCA and the Articles of Incorporation and Bylaws of F&M and Potomac may discourage an attempt to acquire control of F&M or Potomac, respectively, that a majority of either corporation's shareholders determined was in their best interests. These provisions also may render the removal of one or all directors more difficult or deter or delay corporate changes of control that the F&M Board or Potomac Board, respectively, did not approve.
     CLASSIFIED BOARD OF DIRECTORS; REMOVAL OF DIRECTORS. The provisions of Potomac's Articles providing for classification of the Board of Directors into three separate classes and removal of directors only with the affirmative vote of the holders of more than 70% of the outstanding shares may have certain anti-takeover effects.
     AUTHORIZED PREFERRED STOCK. F&M's Articles of Incorporation authorize 5,000,000 shares of preferred stock. The F&M Board may, subject to applicable law and the rules of the NYSE, authorize the issuance of preferred stock at such times, for such purposes and for such consideration as it may deem advisable without further shareholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of F&M by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction.
     SUPERMAJORITY VOTING PROVISIONS. The Virginia SCA provides that, unless a corporation's articles of incorporation provide for a higher or lower vote, certain significant corporate actions must be approved by the affirmative vote of the holders of more than two-thirds of the votes entitled to be cast on the matter. Corporate actions requiring a two-thirds vote include amendments to a corporation's articles of incorporation, adoption of plans of merger or exchange, sales of all or substantially all of a corporation's assets other than in the ordinary course of business and adoption of plans of dissolution ("Fundamental Actions"). The Virginia SCA provides that a corporation's articles may either increase the vote required to approve Fundamental Actions or may decrease the required vote to not less than a majority of the votes entitled to be cast.
     F&M's Articles provide that a Fundamental Action shall be approved by a vote of a majority of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction, provided that the transaction has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended, then the transaction shall be approved by the vote of 80% or more of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction.
     The Articles of Incorporation of Potomac provide that a Fundamental Action must be approved by more than 70% of the then total number of directors in office and by more than 70% of the outstanding shares of Potomac Common Stock.
     These provisions could tend to make the acquisition of either F&M or Potomac more difficult to accomplish without the cooperation or favorable recommendation of the F&M or Potomac Board, as the case may be.
     SHAREHOLDER MEETINGS. Shareholders of both F&M and Potomac may not request that a special meeting of shareholders be called.
                                       49

     STATE ANTI-TAKEOVER STATUTES. Virginia has two anti-takeover statutes in force, the Affiliated Transaction Statute and the Control Share Acquisitions Statute.
     AFFILIATED TRANSACTIONS. The Virginia SCA contains provisions governing "affiliated transactions" (including, among other various transactions, mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions) with an "interested shareholder" (generally the beneficial owner of more than 10% of any class of the corporation's outstanding voting shares). During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the "disinterested directors" (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested shareholder. The foregoing requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder's acquisition of voting shares making such a person an interested shareholder prior to such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if (i) the transaction is approved by the holders of two-thirds of the corporation's voting shares, other than shares beneficially owned by the interested shareholder, (ii) the affiliated transaction has been approved by a majority of the disinterested directors, or (iii) subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.
     CONTROL SHARE ACQUISITIONS. Under the Virginia SCA's control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's articles of incorporation or by-laws permit the acquisition of such shares prior to the acquiring person's acquisition thereof. If authorized in the corporation's articles of incorporation or by-laws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a "control share acquisition statement" with the corporation within sixty days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than fifty percent of the corporation's outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for "fair value".
     The provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisition Statute, but neither F&M nor Potomac have done so. Therefore, the provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute apply in the same manner to F&M and Potomac.
DIRECTOR AND OFFICER EXCULPATION
     The Virginia SCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (i) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or
(ii) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the Virginia SCA or a corporation's articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.
     F&M. The Articles of Incorporation of F&M provide that to the full extent that the Virginia SCA permits the limitation or elimination of the liability of directors or officers, a director or officer of F&M shall not be liable to F&M or its shareholders for monetary damages in excess of one dollar ($1.00).
                                       50

     POTOMAC. Potomac's Articles of Incorporation provide that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct shall not exceed $50,000.
INDEMNIFICATION
     F&M. The Articles of Incorporation of F&M provide that to the full extent permitted by the Virginia SCA and any other applicable law, F&M is required to indemnify a director or officer of F&M who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The board of directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer.
     POTOMAC. Potomac's Articles of Incorporation provide that each present or former director and officer of the corporation shall be indemnified by the corporation to the full extent permitted and in the manner prescribed by the Virginia SCA. The Articles also require Potomac to reimburse reasonable expenses as they are incurred in advance of final determination or other disposition of a proceeding.
DISSENTERS' RIGHTS
     The provisions of Article 15 of the Virginia SCA provide shareholders of a Virginia corporation the right to dissent from, and obtain payment of the fair value of their shares in the event of mergers, consolidations and certain other corporate transactions. However, because F&M has more than 2,000 record shareholders, unlike Potomac, shareholders of F&M are less likely to have rights to dissent from mergers, consolidations and certain other corporate transaction to which F&M is a party because Article 15 of the Virginia SCA provides that holders of shares of a Virginia corporation which has shares listed on a national securities exchange or which has at least 2,000 record shareholders are not entitled to dissenters' rights unless certain requirements are met. For additional information in this regard, see "The Affiliation - Rights of Dissent and Appraisal."
                        DESCRIPTION OF F&M CAPITAL STOCK
     F&M is authorized to issue (i) 20,000,000 shares of Common Stock, par Value $2.00 per share, and (ii) 5,000,000 shares of serial Preferred Stock, without par value, which may be issued in series with such powers, designations, and rights as may be established from time to time by the Board of Directors. On September 30, 1994, F&M had issued and outstanding 15,648,652 shares of F&M Common Stock held by 7,518 shareholders of record. All outstanding shares of F&M Common Stock are fully paid and nonassessable. No shares of Preferred Stock have been issued.
COMMON STOCK
     Holders of shares of F&M Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. F&M's ability to pay dividends is dependent upon its earnings and financial condition of F&M and certain legal requirements. Specifically, the Federal Reserve has stated that bank holding companies should not pay dividends except out of current earnings and unless the prospective rate of earnings retention by the company appears consistent with its capital needs, asset quality and overall financial condition. In addition, Virginia law precludes any distribution to shareholders if, after giving it effect, (1) F&M would not be able to pay its debts as they become due in the usual course of business; or (2) F&M's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if F&M were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Upon the liquidation, dissolution or winding up of F&M, whether voluntary or involuntary, holders of F&M Common Stock are entitled to share ratably, after satisfaction in full of all liabilities, in all remaining assets of F&M available for distribution. The dividend and liquidation rights of F&M Common Stock are subject to the rights of any Preferred Stock that may be issued and outstanding.
     Holders of F&M Common Stock are entitled to one vote per share on all matters submitted to shareholders. There are no cumulative voting rights in the election of directors or preemptive rights to purchase additional shares of any class of F&M's capital stock. Holders of F&M Common Stock have no conversion or redemption rights. The shares of F&M Common Stock presently outstanding are, and those shares of F&M Common Stock to be issued in connection with the Affiliation will be when issued, fully paid and nonassessable. Since December 28, 1994, F&M Common Stock has been listed for trading on the NYSE. Prior to its listing on the NYSE, F&M Common Stock was traded on the Nasdaq/NMS.
                                       51

     F&M maintains a Dividend Reinvestment and Stock Purchase Plan (the "DRP Plan") providing for the purchase of additional shares of F&M Common Stock by reinvestment of cash dividends paid on the outstanding shares of F&M Common Stock and also by optional direct cash payments by shareholders. Dividends reinvested are applied to the purchase of shares of F&M Common Stock at 95% of the market value at the time of purchase. Optional cash purchases may be made at 100% of the market value of F&M Common Stock at the time of purchase. The DRP Plan permits F&M, at its election, to use shares purchased in the over-the-counter market or to use F&M's authorized and unissued or treasury shares in order to satisfy the DRP Plan's requirements.
     In addition, F&M maintains an Employee Stock Purchase Plan (the "ESP Plan") providing that all F&M employees who have served F&M full time for over six months may purchase shares of F&M Common Stock through payroll deduction. An eligible employee who wishes to participate elects to contribute from 2% to 15% of his or her actual adjusted base pay (actual base pay plus overtime and shift premiums) by payroll deduction. In November, a participant may elect to bring his or her total actual contribution up to 15% of his or her annual base pay. Shares are sold by F&M to the ESP Plan fund on behalf of those participating employees at 85% of the lesser market value on January 1 or December 31 of the year. The maximum number of shares is limited for any calendar year to 50,000 plus shares available to be offered but not purchased in prior years. In 1993, only 15,458 shares were issued pursuant to the ESP Plan. Accordingly, a total of 84,542 shares are available for issuance pursuant to the ESP Plan in 1994. The administrator may decide to offer fewer than the maximum available number. PREFERRED STOCK
     The Board of Directors, without shareholder approval, is empowered to authorize the issuance, in one or more series, of shares of Preferred Stock at such times, for such purposes and for such consideration as it may deem advisable. The Board of Directors is also authorized to fix before the issuance thereof the designations, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of Preferred Stock.
     The Board of Directors, without shareholder approval, may authorize the issuance of one or more series of Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of F&M Common Stock and, under certain circumstances, discourage an attempt by others to gain control of F&M.
     The creation and issuance of any additional series of Preferred Stock, and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of F&M, then existing market conditions and other factors that, in the judgment of the Board of Directors, might warrant the issuance of Preferred Stock.
                                    EXPERTS
     The consolidated financial statements of F&M incorporated in this Proxy Statement/Prospectus by reference to F&M's Annual Report on Form 10-K for the year ended December 31, 1993 have been so incorporated in reliance upon the report of Yount, Hyde & Barbour, P.C., independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in auditing and accounting.
     The historical financial statements of Potomac contained in this Proxy Statement/Prospectus have been so included in reliance upon the report of Thompson & Greenspon & Co., P.C., independent certified public accountants, given on their authority as experts in auditing and accounting.
                                    OPINIONS
     The validity of the shares of F&M Common Stock offered hereby is being passed upon for F&M by LeClair, Ryan, Joynes, Epps & Framme, P.C., Richmond, Virginia. LeClair, Ryan will deliver opinions to F&M and Potomac, respectively, concerning certain federal income tax consequences of the Affiliation. See "The Affiliation - Certain Federal Income Tax Consequences."
     Certain matters relating to the Affiliation will be passed upon for Potomac by Odin, Feldman & Pittleman, P.C., Fairfax, Virginia.
                                       52

                             SHAREHOLDER PROPOSALS
     It is not anticipated that Potomac will hold a 1995 Annual Meeting of Shareholders unless the Affiliation is not consummated prior to August 31, 1995. If it is not consummated within that time period, the regular Annual Meeting of Potomac will be held. Any shareholder proposals to be made at such Annual Meeting must be in accordance with the Bylaws of Potomac.
                                 OTHER MATTERS
     The Potomac Board of Directors does not intend to bring any matter before the Special Meeting other than as specifically set forth in the Notice of Special Meeting of Shareholders, nor does it know of any matter to be brought before the Special Meeting by others. If, however, any other matters properly come before the Special Meeting, it is the intention of each of the proxyholders to vote such proxy in accordance with the decision of a majority of the Potomac Board of Directors.
                                       53

                              BANK OF THE POTOMAC
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                          PAGE
AUDITED FINANCIAL STATEMENTS:
Independent Auditor's Report...........................................................................................     F-2
Balance Sheets as of December 31, 1993 and 1992........................................................................     F-3
Statements of Operations for the Three Years Ended December 31, 1993...................................................     F-4
Statements of Changes in Stockholders' Equity for the Three Years Ended December 31, 1993..............................     F-5
Statements of Cash Flows for the Three Years Ended December 31, 1993...................................................     F-6
Notes to Financial Statements..........................................................................................     F-7
UNAUDITED INTERIM FINANCIAL STATEMENTS:
Balance Sheet as of September 30, 1994.................................................................................    F-15
Statements of Operations for the Nine Months Ended September 30, 1994 and 1993.........................................    F-16
Statements of Charges in Stockholders' Equity for the Nine Months Ended September 30, 1994 and 1993....................    F-17
Statements of Cash Flows for the Nine Months Ended September 30, 1994 and 1993.........................................    F-18
Notes to Interim Financial Statements..................................................................................    F-19

                         INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders
Bank of the Potomac
Herndon, Virginia



    We have audited the accompanying balance sheets of Bank of the Potomac for the years ended December 31, 1993 and 1992, and the related statements of operations, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1993. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank of the Potomac, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1993, in conformity with generally accepted accounting principles.



                                       Thompson, Greenspon & Company, P.C.







Fairfax, Virginia
January 14, 1994
                           BANK OF THE POTOMAC
                             BALANCE SHEETS
                        December 31, 1993 and 1992


                                          1993           1992

Assets
   Cash and due from banks . . . . .   $ 1,934,025   $ 1,694,497
   Federal funds sold. . . . . . . .       450,000     2,225,000
   Investment securities (Note 2). .    19,456,961    13,440,251
   Loans receivable (Note 3) . . . .    30,340,688    28,905,119
   Less allowance for possible
    loan losses . . . .                   (356,718)     (318,234)
      Net loans. . . . . . . . . . .    29,983,970    28,586,885
   Accrued interest receivable . . .       393,858       369,792
   Bank premises and equipment,
    net (Note 4). . .                      433,877       458,513
   Other assets (Note 5) . . . . . .       155,917       146,947

      Total assets . . . . . . . . .   $52,808,608   $46,921,885


Liabilities
   Demand deposits:
      Non-interest bearing . . . . .   $ 4,695,476   $ 3,892,273
      Interest bearing . . . . . . .    14,612,283    14,355,133
   Savings deposits. . . . . . . . .    17,499,758    12,894,315
   Time deposits (Note 6). . . . . .     8,502,327     8,864,789
      Total deposits . . . . . . . .    45,309,844    40,006,510
  Accrued interest payable . . . . .        30,106        29,119
  Other accrued expenses . . . . . .       240,233        95,151

     Total liabilities . . . . . . .    45,580,183    40,130,780

Stockholders' Equity
   Common stock, $10 par value,
    700,000 shares authorized; 325,000
   issued and outstanding . . . . . .    3,250,000     3,250,000
   Surplus               . . . . . ..    3,250,000     3,250,000
   Retained earnings . . . . . . . .       728,425       291,105

      Total stockholders' equity . .     7,228,425     6,791,105

      Total liabilities and
       stockholders' equity. . . . .   $52,808,608   $46,921,885

The Notes to Financial Statements are an integral part of these statements.


                            BANK OF THE POTOMAC
                         STATEMENTS OF OPERATIONS
               Years Ended December 31, 1993, 1992 and 1991

                                               1993        1992        1991
Interest Income
  Interest and fees on loans . . . .        $2,723,242  $2,710,361  $2,493,878
  Interest on federal funds sold . .            79,194      91,872      86,561
  Interest on investment securities:
      U.S. Treasury and government
       securities. . . . . . . . . .           780,288     647,719     759,024
      Federal Reserve stock. . . . .            11,700      11,700       9,483
  Interest on deposits in banks. . .             1,768         672       1,225
      Total interest income. . . . .         3,596,192   3,462,324   3,350,171

Interest Expense
   Interest on deposits. . . . . . .         1,261,045   1,405,688   1,669,837
      Net interest income. . . . . .         2,335,147   2,056,636   1,680,334

Provision For Possible Loan Losses .
 (Note 3). . . . . . . . . . . . . .            50,287     212,603     308,167
   Net interest income after
   provision for possible loan
   losses . . . . .                          2,284,860   1,844,033   1,372,167

Other Income
   Service charges . . . . . . . . .           140,562     125,710      93,117
   Other . . . . . . . . . . . . . .            52,010      50,093      74,294
      Total other income . . . . . .           192,572     175,803     167,411

                                             2,477,432   2,019,836   1,539,578

Operating Expenses
   Officers and employees
    compensation and benefits. . . .           835,871     765,510     676,408
   Occupancy expense . . . . . . . .           358,712     355,458     344,641
   FDIC assessment . . . . . . . . .            90,110      79,508      57,747
   Computer services . . . . . . . .            89,511      82,919      68,316
   Virginia franchise tax. . . . . .            54,602      45,573      54,692
   Other real estate owned expenses.               138      51,600      24,024
   Other operating expenses. . . . .           372,291     390,311     311,731
      Total operating expenses . . .         1,801,235   1,770,879   1,537,559

Income Before Income Taxes . . . . .           676,197     248,957       2,019

Applicable income taxes (Note 7) . .           214,502      59,124         500

Income before cumulative effect of
  change in accounting principle . .           461,695     189,833       1,519

Cumulative effect on prior years
 of change in method of accounting
 for income taxes (Notes 1 and 7) . .              --       68,500          --

      Net income . . . . . . . . . .         $  461,695  $  258,333  $   1,519

Income per Common Share, based on
 325,000 shares in 1993, 1992 and
 1991 (Note 1) . . . . . . . . . . .         $     1.42  $      .79  $   .0047



The Notes to Financial Statements are an integral part of these statements.
                           BANK OF THE POTOMAC
              STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
               Years Ended December 31, 1993, 1992 and 1991

                                Number
                                  of                                   Retained
                                Shares    Par Value     Surplus        Earnings    Totals
Balance,
  December 31, 1990 . . . . .  325,000   $3,250,000   $3,250,000      $ 31,253   $6,531,253

Net income . . . . . . . . . .   --          --           --             1,519        1,519

Balance,
  December 31, 1991 . . . . .  325,000    3,250,000    3,250,000        32,772    6,532,772

Net income . . . . . . . . . .   --           --          --           258,333      258,333

Balance,
  December 31, 1992 . . . . .  325,000    3,250,000    3,250,000       291,105    6,791,105


Dividend Paid. . . . . . . .      --         --            --          (24,375)     (24,375)

Net income . . . . . . . . .      --         --            --           461,695     461,695

Balance, December 31, 1993 .   325,000   $3,250,000   $3,250,000       $728,425  $7,228,425




The Notes to Financial Statements are an integral part of these statements.


                            BANK OF THE POTOMAC
                         STATEMENTS OF CASH FLOWS
               Years Ended December 31, 1993, 1992 and 1991

                                                1993         1992         1991
Cash Flows from Operating Activities
   Net income . . . . . . . .              $  461,695   $  258,333     $   1,519
   Noncash items included in net income
      Depreciation and amortization. . . .    141,502      148,748       136,820
      Provision for possible loan losses .     50,287      212,603        70,869
      Write-down of other real estate
       owned . . . . . . . . . . . . . . .         --       25,000           --
      (Increase) Decrease in
        Accrued interest receivable. . . .    (24,066)      (4,062)      (28,434)
        Other assets . . . . . . . . . . .    (14,219)     (10,595)     (369,040)
      Increase (Decrease) in
        Accrued interest payable . . . . .        987      (26,596)       (7,727)
        Other accrued expenses . . . . . .    145,082       43,557       (51,663)
          Net cash provided by
             operating activities. . . . .    761,268      646,988      (247,656)

Cash Flows From Investing Activities
   Federal funds sold, net . . . . . . . .  1,775,000   (1,775,000)    1,175,000
   Securities purchased under reverse
      repurchase agreements, net . . . . .         --    1,000,000    (1,000,000)
   Acquisition of bank premises and
      equipment . . . . . . . . . . . . .    (111,616)     (43,797)      (81,829)
   Loans, net . . . . . . . . . . . . . .  (1,447,373)  (1,030,838)   (7,718,963)
   Purchase of investment securities . .  (12,516,710)  (9,235,277)   (7,009,314)
   Proceeds from sale of other real
      estate owned. . . . . . . . . . .            --      270,000           --
   Proceeds from maturity of investment
      securities. . . . . . . . . . . .     6,500,000    5,000,000     6,401,523
      Net cash used by investing
       activities . . . . . . . . . . .    (5,800,699)  (5,814,912)   (8,233,583)

Cash Flows From Financing Activities
   Demand deposits, net . . . . . . . .     1,060,353    1,968,544     5,312,936
   Savings deposits, net. . . . . . . .     4,605,443    7,085,527     3,549,717
   Time deposits, net . . . . . . . . .      (362,462)  (3,767,282)      109,168
   Dividends paid . . . . . . . . . . .       (24,375)          --           --
      Net cash provided by financing
         activities . . . . . . . . . .     5,278,959    5,286,789     8,971,821

Net increase in cash and cash equivalents.    239,528      118,865       490,582

Cash and due from banks, beginning
 of year. . . . . . . . . . . . . . . .     1,694,497    1,575,632     1,085,050

Cash and due from banks, end of
 year . . . . . . . . . . . . . . . . .    $1,934,025   $1,694,497    $1,575,632




The Notes to Financial Statements are an integral part of these statements.


                              BANK OF THE POTOMAC
                        NOTES TO FINANCIAL STATEMENTS
                          December 31, 1993 and 1992


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The Bank follows generally accepted accounting principles and reporting practices applicable to the banking industry. Significant accounting policies are summarized below.

   Investment Securities

   Investment securities are stated at cost, adjusted for amortization of premiums and accretion of discounts. Gains or losses on sales of securities are determined by the specific identification method.

   Financial Accounting Standards Board (FASB) has issued Statement No. 115, "Accounting for Certain Investment in Debt and Equity Securities" which will be effective beginning January 1, 1994. The Bank anticipates that adoption of this new accounting standard will not have a material effect on its financial statements in future years.

   Federal Funds Purchased/Sold

   The Bank is required to maintain legal cash reserves, computed by applying prescribed percentages to its various types of deposits. When the Bank's cash reserves are in excess of that required, it may lend the excess to other banks on a daily basis. Conversely, when cash reserves are less than required, the Bank borrows funds on a daily basis.

   Loans and Loan Fees

   Loans are stated at the principal amount outstanding, net of deferred loan fees. Interest on loans is generally computed using the simple interest method. Loan fees and related direct loan origination costs are deferred and recognized as an adjustment of yield over the life of the loan or currently upon the sale or repayment of the loans.

   Interest on all categories of loans is accrued based upon the principal amounts outstanding. The accrual of interest income is discontinued on loans which are past due ninety or more days as to principal or interest payments, except for certain guaranteed loans and other limited exceptions. When loans are placed on nonaccrual status, interest accrued in the current year is charged against interest income, and interest accrued in prior years is charged to the allowance for loan losses. Loans may be reinstated to accrual status when all payments are brought current, and, in the opinion of management, collection of the remaining balance can reasonably be expected. The classification of a loan as nonaccrual is not necessarily indicative of a potential loan loss.

   Allowance for Possible Loan Losses

   The Bank grants commercial, residential and consumer loans to customers located in Northern Virginia. Although the Bank has a diversified portfolio, a substantial number of loans are collateralized by real estate.

   The allowance is established to absorb possible future losses on existing loans. It is maintained at a level considered adequate by management to provide for potential losses based on management's evaluation of the loan portfolio, historical loan loss experience and prevailing and anticipated economic conditions.

   The allowance is increased by provisions for loan losses charged to operating expense and reduced by net chargeoffs. The provisions are based on management's estimate of net realizable value or fair value of the collateral, as applicable, considering the current and future operating or sales conditions. These estimates are susceptible to changes that could result in a material adjustment to future results of operations.

                             BANK OF THE POTOMAC
                        NOTES TO FINANCIAL STATEMENTS
                          December 31, 1993 and 1992


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   Bank Premises and Equipment

   Premises and equipment are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are amortized over the asset life using the straight-line method. Computer equipment and software, and furniture and equipment are depreciated over estimated useful lives of five and seven years using the straight-line method.

   Other Real Estate Owned

   Other real estate owned includes properties acquired through foreclosure or other proceedings in satisfaction of indebtedness. At the date of acquisition, such property is recorded at the lower of the recorded investment in the related receivable or net realizable value for single family residential or fair value. Write-downs at the date of acquisition are charged to the allowance for loans losses. Subsequent declines in market value, operating expenses and gains or losses on disposition of other real estate are reflected in other expenses. As of December 31, 1993 and 1992, the Bank had no other real estate owned.

   Stockholders' Equity

   The Bank was capitalized through a private offering circular dated November 20, 1987, for $6,500,000. Capital funds were allocated to capital stock, $3,250,000, and to surplus, $3,250,000. A dividend of 7.5 cents per share was declared and paid in 1993. Total dividend paid to all stockholders amounted to $24,375.

   Income Taxes

   In 1992, the Bank elected early adoption of Financial Accounting Standards No. 109, "Accounting for Income Taxes". FASB Statement No. 109 utilizes an asset and liability approach to accounting for income taxes. The objective is to recognize the amount of income taxes payable or refundable in the current year based on the Bank's income tax return and the deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Bank's financial statements or tax returns.

   The asset and liability method accounts for deferred income taxes by applying enacted statutory rates to temporary differences, the difference between financial statement amounts and tax bases of assets and liabilities.
   Deferred income tax liabilities or assets are adjusted to reflect changes in tax laws or rates in the year of enactment.

   The effect of this accounting change in 1992 was to increase net earnings by approximately $52,000 consisting of an increase of approximately $68,500 from the cumulative effect on prior years and a decrease of approximately $16,500 from the effect on 1992 income tax expense.

   The Bank is subject to a bank franchise tax in lieu of state income taxes.

   Income per Common Share

   Income per common share, is based on the weighted average number of common and common equivalent shares outstanding. Common equivalent shares result from the assumed exercise of outstanding stock options that have a dilutive effect when applying the treasury stock method. The options (see Notes 10 and 11) outstanding at December 31, 1993, 1992 and 1991 did not have a dilutive effect on the calculation of income per share and, therefore, were not included in the computation. The number of shares used in the computation of income per common share was 325,000 for 1993, 1992 and 1991.


                             BANK OF THE POTOMAC
                        NOTES TO FINANCIAL STATEMENTS
                          December 31, 1993 and 1992


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   Statement of Cash Flows

   For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. The Bank has deposits in financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation.

   Cash paid for interest amounted to $1,260,001 in 1993, $1,432,284 in 1992 and $1,677,564 in 1991.

   Net income taxes paid (refunded) amounted to $73,664 in 1993, $(24,600) in 1992 and $134,581 in 1991.

   Fair Value Disclosures

   In December, 1991, the FASB issued SFAS No. 107 which requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practical to estimate fair values. The statement is effective for financial statements issued for fiscal years ending after December 15, 1992, except for entities with less than $150 million in total assets. For those entities, the statement is effective for fiscal years ending after December 15, 1995. The Bank will implement SFAS No. 107 in 1995 or in an earlier year if the Bank's assets exceed $150 million. Adoption of SFAS No. 107 is not expected to have a material impact on the Bank.

   Impairment of Loans

   In May, 1993, the FASB issued SFAS No. 114 which requires that impaired loans within its scope be measured based on the present value of expected cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The statement is effective for financial statements issued for fiscal years beginning after December 15, 1994. The Bank will implement SFAS No. 114 in 1995. Adoption will be accounted for prospectively and is not expected to have a material impact on the Bank.

   Required Depository Reserves

   The Bank is required by regulatory authorities to maintain a specified portion of its assets in the form of reserves. Such reserves consist of vault cash and balances maintained at the Federal Reserve Bank. The average balance required to be maintained at the Federal Reserve Bank for the year ended December 31, 1993, was approximately $469,000.

   Capital Requirements

   All banks are required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the Federal Deposit Insurance Corporation. At December 31, 1993, banks are required to have minimum Tier 1 and Total capital ratios of 4.00 percent and 8.00 percent, respectively. The Bank's actual ratios at that date were 24.41 percent and 25.61 percent, respectively.

   Reclassifications

   Certain amounts from December 31, 1991 have been reclassified to conform to the presentation of 1992 and 1993.

                             BANK OF THE POTOMAC
                        NOTES TO FINANCIAL STATEMENTS
                          December 31, 1993 and 1992

2. INVESTMENT SECURITIES

   The carrying amounts of investment securities as shown in the balance sheet of the Bank and their approximate market values at December 31, were as follows:



                                       Carrying      Unrealized       Unrealized      Market
                                        Amount          Gains           Losses        Value
December 31, 1993:
U.S. Treasury securities . . . .     $12,957,106      $121,475          $21,782    $13,056,799
U.S. Government agencies . . . .       5,799,935        23,659           13,594      5,810,000
Municipal securities . . . . . .         504,920            --            7,074        497,846
Other securities . . . . . . . .         195,000            --               --        195,000
                                     $19,456,961      $145,134          $42,450    $19,559,645

December 31, 1992:
U.S. Treasury securities . . . .     $ 8,452,783      $ 62,436          $ 8,730    $ 8,506,489
U.S. Government agencies . . . .       4,792,468        46,283            4,688      4,834,063
Other securities . . . .. . . .          195,000           --               --         195,000
                                     $13,440,251      $108,719          $13,418    $13,535,552


    Assets, principally securities, carried at approximately $500,000 at December 31, 1993 and 1992, were pledged to secure public deposits for other purposes required or permitted by law. Federal Reserve Board common stock is included in other securities at an original cost and estimated fair value of $195,000 at December 31, 1993 and 1992. This stock is not traded.

    The maturities of investment securities at December 31, 1993, were as follows:

                                        Carrying       Market
                                         Amount         Value

    Due in one year or less. . . . .  $ 6,973,117   $ 6,895,549
    Due from one to five years . . .   10,889,590    10,946,223
    Due from five and over . . . . .    1,399,254     1,422,873
    Federal Reserve Board
     common stock . . . . . . . . .       195,000       195,000
                                      $19,456,961   $19,559,645

    The maturities of investment securities at December 31, 1992, were as follows:

                                          Carrying     Market
                                           Amount       Value

    Due in one year or less. . . . .  $ 4,974,930   $ 5,012,740
    Due from one to five years . . .    7,774,577     7,838,906
    Due from five to ten years . . .      495,744       488,906
    Due after ten years. . . . . . .           --            --
    Federal Reserve Board
     common stock . . . . . . . . .       195,000       195,000
                                      $13,440,251   $13,535,552


                             BANK OF THE POTOMAC
                        NOTES TO FINANCIAL STATEMENTS
                          December 31, 1993 and 1992

3.  LOANS RECEIVABLE

    Loans receivable include the following:

                                             1993                1992

    Commercial . . . . . . . . . . .      $ 5,995,970       $ 5,895,158
    Real estate construction . . . .          867,783           576,080
    Real estate mortgage:
       Residential (1-4 family). . .        8,633,491         5,471,811
       Home equity lines . . . . . .        2,056,712         2,899,054
       Nonfarm, nonresidential (1) .       11,814,144        11,498,186
          Real estate mortgage
           subtotal. . . . . . . . .       22,504,347        19,869,051
    Consumer installment loans to
     individuals. . . . . . . . . .         1,066,859         1,172,303
    Obligations (other than
     securities and leases) of states
     and political subdivisions in
     the U.S. . . . . . . . . . . .                --         1,500,000
    All other loans. . . . . . . . .            6,396             1,591
          Total loans. . . . . . . .       30,441,355        29,014,183
    Less:  unearned income . . . . .         (100,667)         (109,064)
    Loans, net of unearned income. .      $30,340,688       $28,905,119

    (1) This category generally consists of commercial and industrial loans where real estate constitutes a source of collateral.

    Loans on which the accrual of interest has been discontinued at December 31, 1993 amounted to $20,320 and $200,000 in 1992. Had interest been accrued on those loans, such income would have approximated $403 in 1993 and $13,000 in 1992.

    An analysis of the allowance for loan losses is as follows:

                                         1993          1992
    Loan loss reserve:
       Beginning balance . . . . . .   $318,234      $ 281,436
       Additions . . . . . . . . . .     50,287        212,603
       Charge-offs . . . . . . . . .    (11,803)      (176,290)
       Recoveries. . . . . . . . . .         --            485
          Ending balance . . . . . .   $356,718      $ 318,234

4.  BANK PREMISES AND EQUIPMENT

    Bank premises and equipment includes the following:

                                          1993          1992

    Computer equipment and software.   $  322,769    $ 234,257
    Leasehold improvements . . . . .      247,525      247,525
    Furniture and equipment. . . . .      490,453      467,349
                                        1,060,747      949,131
    Less accumulated depreciation. .     (626,870)    (490,618)
                                       $  433,877    $ 458,513

    Depreciation of bank premises and equipment charged to expense amounted to $136,252 in 1993, $141,748 in 1992 and $129,820 in 1991.

                             BANK OF THE POTOMAC
                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 1993 and 1992


5.  OTHER ASSETS

    Other assets include the following:

                                       1993            1992

    Prepaid expenses . . . . . . .  $ 55,732          $ 51,389
    Deferred income tax asset. . .    95,273            89,000
    Miscellaneous other assets         4,912             1,308
                                    $155,917          $146,947

    The organization costs, included in miscellaneous other assets, of $35,000 are being amortized over five years under the straight-line method. Amortization charged to expense amounted to $5,250 in 1993, $7,000 in 1992 and 1991.

6.  TIME DEPOSITS

    Time certificates of deposit in denominations of $100,000 or more, contained in time deposits as of December 31, were as follows:

                                      1993                1992
                                Number    Amount    Number     Amount
   Time certificates of
    deposit in denominations
    of $100,000 or more .         15    $1,708,807    15     $1,718,335

7. INCOME TAXES

    The cumulative effect of adopting FASB Statement No. 109 at the beginning of 1992 is reported in the 1992 statement of operations (see Note 1).

    The provision for income taxes charged to continuing operations for the years ended December 31, was as follows:

                                        1993          1992

    Current income taxes . . . . .    $220,775      $49,224
    Deferred tax (benefit) expense . .  (6,273)       9,900
    Total tax expense. . . . . . .    $214,502      $59,124

    Deferred tax assets (liabilities) are comprised of the following at December 31:

                                        1993          1992

    Unearned loan fees . . . . . .    $ 23,894      $ 30,669
    Organization costs . . . . . .          --         4,692
    Loan loss reserve. . . . . . .      78,025        67,549
       Gross deferred tax assets .     101,919       102,910

    Bank premises and equipment. .      (6,646)      (13,910)
       Gross deferred tax liability.    (6,646)      (13,910)

       Net deferred tax asset. . .    $ 95,273      $ 89,000

Net deferred tax assets for 1993 and 1992 are recorded in other assets (see Note 5).

                             BANK OF THE POTOMAC
                        NOTES TO FINANCIAL STATEMENTS
                          December 31, 1993 and 1992


7.  INCOME TAXES (continued)

    The income tax provision differs from the amount of income tax determined by applying the U.S. Federal income tax rate to pretax income for the years ended December 31, due to the following:

                                               Years Ended December 31
                                   1993                1992                1991
                                        % of                 % of                % of
                            Pretax     Dollar   Pretax     Dollar    Pretax    Dollar
                            Income     Amount   Income     Amount    Income    Amount
 Computed "expected"
   tax expense             $229,907      32%   $ 84,645      34%     $303       15%
 Increase (decrease) from
  income taxes resulting
  from:
     Tax exempt income      (20,405)     (3)    (32,321)     (13)      --         0
     Other                    5,000       0       6,800        3      197        10
                           $214,502      29%    $59,124       24%    $500        25%

8.  OPERATING LEASES

    The Bank entered into a ten-year lease with two five-year renewal options for its permanent operations site from a partnership, which is owned by certain directors and/or associates of those directors who are also shareholders of the Bank. Rent payments commenced June 1, 1989. Lease payments under the lease agreement are $10,055 monthly plus applicable real estate taxes and common area maintenance. The following are the future minimum lease payments:

         Year ending December 31:
             1994. . . . .            $120,660
             1995. . . . .             120,660
             1996. . . . .             120,660
             1997. . . . .             120,660
             1998. . . . .             120,660
             Thereafter. .              60,300
                  Total. .            $663,600

    Rent expense amounted to $209,906 in 1993, $205,047 in 1992 and $199,350 in
    1991.

9.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    In the ordinary course of business, the Bank has granted loans to and accepted deposits from directors, executive officers, employees and their associates. These transactions have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons. Directors and executive officers were indebted to the Bank for loans totalling $1,830,244 and $1,846,896 at December 31, 1993 and 1992, respectively. Deposits of directors and officers totalled $3,432,958 and $3,071,308 at December 31, 1993 and 1992, respectively. The Bank's corporate counsel is a firm in which a director has an interest. From time to time, the Bank contracts for services with companies which are related directly or indirectly to board members.

                             BANK OF THE POTOMAC
                        NOTES TO FINANCIAL STATEMENTS
                          December 31, 1993 and 1992


10. DIRECTORS' STOCK OPTION PLAN

    On March 22, 1989, the shareholders approved a stock option plan and granted options for 45,000 shares of the Bank's common stock to eligible directors.
    Under the terms of the plan the purchase price of the stock will be $20.00 per share. The options are exercisable for a period of five years from the date of the grant. As of December 31, 1993, no options had been exercised.

11. INCENTIVE STOCK OPTION PLAN

    On March 22, 1989, the shareholders approved a stock option plan allocating
    5,000 shares of the Bank's common stock to eligible officers and employees.
    On July 31, 1991, the Bank granted options for 2,000 shares to eligible officers and employees. Under the terms of the plan the purchase price of the stock will be $20.14 per share. The options are exercisable for a period of five years from the date of the grant. As of December 31, 1993, no options had been exercised.

12. COMMITMENTS AND CONTINGENCIES

    In the normal course of business, the Bank incurs certain contingent liabilities that are not reflected in the accompanying financial statements.
    These contingent liabilities include standby letters of credit. At December
    31, commitments under standby letters of credit approximated $490,300 in 1993 and $640,600 in 1992, and unfunded commitments approximated $5,064,219 in 1993 and $3,311,648 in 1992. The Bank does not anticipate any material losses as a result of these commitments.

    The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counter-party. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties.

    The Bank is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the financial position.

13. SUBSEQUENT EVENTS

    The Bank declared a dividend of 15 cents a share on January 12, 1994. The dividend is payable to shareholders of record on February 1, 1994, and payable on February 28, 1994.


                             BANK OF THE POTOMAC
                                BALANCE SHEET
                              September 30, 1994
                                 (Unaudited)

Assets
   Cash and due from banks . . . . . . . . .      $ 1,974,184
   Federal funds sold. . . . . . . . . . . .        2,250,000
   Investment Securities:
      Held to maturity . . . . . . . . . . .       15,675,299
      Available for sale . . . . . . . . . .        3,848,848
   Loans receivable  . . . . . . . . . . . .       30,732,847
   Less allowance for possible loan losses .         (360,276)
         Net loans . . . . . . . . . . . . .       30,372,571
   Accrued interest receivable . . . . . . .          339,982
   Bank premises and equipment, net. . . . .          364,841
   Other assets  . . . . . . . . . . . . . .          403,360

      Total assets . . . . . . . . . . . . .      $55,229,085


Liabilities
   Demand deposits:
      Non-interest bearing . . . . . . . . .      $ 5,643,998
      Interest bearing . . . . . . . . . . .       14,980,730
   Savings deposits. . . . . . . . . . . . .       18,563,402
   Time deposits . . . . . . . . . . . . . .        8,257,188
      Total deposits . . . . . . . . . . . .       47,445,318

   Accrued interest payable. . . . . . . . .           30,801
   Other accrued expenses. . . . . . . . . .          314,131
      Total liabilities. . . . . . . . . . .       47,790,250

Stockholders' Equity:
   Common stock, $10 par value, 700,000 shares
      authorized; 325,000 issued and
      outstanding . . . . . . . . . . . . . .       3,250,000
   Surplus  . . . . . . . . . . . . . . . . .       3,250,000
   Retained earnings . . . . . . . . . . . .        1,031,009
   Unrealized loss on securities available for
    sale, net . . . . . . . . . . . . . . . .         (92,174)
      Total stockholders' equity . . . . . .        7,438,835


   Total liabilities and stockholders' equity .   $55,229,085






The Notes to Financial Statements are an integral part of these statements.

                             BANK OF THE POTOMAC
                           STATEMENTS OF OPERATIONS
                Nine Months Ended September 30, 1994 and 1993
                                 (Unaudited)

                                                      1994            1993
Interest Income
   Interest and fees on loans. . . . .             $1,987,869      $2,029,763
   Interest on federal funds sold. . .                 86,946          59,113
   Interest on investment securities:
      U.S. Treasury and government securities
         Held to maturity. . . . . . .                596,197         566,252
         Available for sale. . . . . .                111,003              --
      Federal Reserve stock. . . . . .                  8,775           8,775
   Interest on deposits in banks . . .                  1,254           1,607
      Total interest income. . . . . .              2,792,044       2,665,510

Interest Expense
   Interest on deposits. . . . . . . .              1,022,410         932,526
      Net interest income. . . . . . .              1,769,634       1,732,984

Provision for Possible Loan Losses . . .              (51,792)         38,630

      Net interest income after provision
         for possible loan losses. . .              1,821,426       1,694,354

Other Income
   Service charges. . . . . . . . . . .                96,048         146,561
   Other. . . . . . . . . . . . . . . .                43,412           2,388
      Total other income . . . . . . .                139,460         148,949

Operating Expenses
   Officers and employees compensation
      and benefits. . . . . . . . . . .               667,301         605,922
   Occupancy expense . . . . . . . . .                258,972         268,904
   Computer services . . . . . . . . .                 71,026          65,481
   FDIC assessment . . . . . . . . . .                 76,654          66,982
   Virginia franchise tax . . . . . . .                39,377          40,952
   Other operating expenses . . . . . .               322,992         287,375
      Total operating expenses . . . .              1,436,322       1,335,616

Income Before Income Taxes . . . . . .                524,564         507,687

Applicable income taxes  . . . . . . .                173,230         158,915

      Net Income . . . . . . . . . . .             $  351,334      $  348,772

Income per Common Share, based on 325,000
  shares in 1994 and 1993                          $     1.08      $     1.07



The Notes to Financial Statements are an integral part of these statements.

                              BANK OF THE POTOMAC
                STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                Nine Months Ended September 30, 1994 and 1993
                                 (Unaudited)


                           Number
                             of                                               Retained
                           Shares        Par Value          Surplus           Earnings      Totals
Balance,
  January 1, 1993 . . .   325,000        $3,250,000        $3,250,000         $291,105    $6,791,105

Net Income . . . . . .         --                --                --          348,772       348,772

Dividend paid. . . . .         --                --                --          (24,375)      (24,375)

Balance. . . . . . . .    325,000        $3,250,000        $3,250,000         $615,502    $7,115,502

Balance,
  January 1, 1994 . .     325,000        $3,250,000        $3,250,000         $728,425    $7,228,425

Net Income . . . . . .         --                --                --          351,334       351,334

Net Unrealized loss
  on investments . .           --                --                --          (92,174)      (92,174)

Dividend Paid. . . .           --                --                --          (48,750)      (48,750)
                          325,000        $3,250,000        $3,250,000         $938,835    $7,438,835

The Notes to Financial Statements are an integral part of these statements.

                              BANK OF THE POTOMAC
                           STATEMENTS OF CASH FLOWS
                Nine Months Ended September 30, 1994 and 1993
                                 (Unaudited)



                                                        1994          1993
Cash Flows from Operating Activities
   Net income  . . . . . . .                       $  351,334    $   348,772
   Noncash items included in net income:
      Depreciation and amortization. . . . . .         79,898        109,671
      Provision for possible loan losses . . .          3,559         26,826
      (Increase) Decrease in
        Accrued interest receivable . . . . . .        36,963         38,677
        Other assets  . . . . . . . . . . . . .      (202,682)       (64,228)
      Increase (Decrease) in
        Accrued interest payable . . . . . . .            695          1,797
        Other accrued expenses. . . . .. . . .         73,630        211,511
           Net cash provided by
             Operating activities. . . . . . .        343,397        673,026

Cash Flows from Investing Activities
   Federal funds sold, net . . . . . . . . . .     (1,800,000)       325,000
   Acquisition of bank premises and equipment.        (10,863)       (84,924)
   Loans, net                    . . . . . . .       (375,770)    (1,152,651)
   Purchase of investment securities . . . . .     (8,506,840)    (8,540,698)
   Proceeds from maturity of investment
    securities  . . . . . . . . . . . . . . . .     8,300,000      5,500,000
      Net cash used by investing activities. .     (2,393,473)    (3,953,273)

Cash Flows from Financing Activities
   Demand deposits, net. . . . . . . . . . . .      1,316,492      (460,434)
   Savings deposits, net . . . . . . . . . . .      1,063,644     6,118,208
   Time deposits, net. . . . . . . . . . . . .       (245,139)   (2,515,316)
   Dividends paid. . . . . . . . . . . . . . .        (48,750)      (24,375)
      Net cash provided by financing activities.    2,086,247     3,118,083

Net increase (decrease) in cash and
   cash equivalents. . . . . . . . . . . . . .         36,171      (162,164)

Cash and due from banks, beginning of period .      1,938,013      1,694,497

Cash and due from banks, end of period . . . .    $ 1,974,184    $ 1,532,333



The Notes to Financial Statements are an integral part of these statements.

                             BANK OF THE POTOMAC
                        NOTES TO FINANCIAL STATEMENTS
                         September 30, 1994 and 1993
                                 (Unaudited)


1. In the opinion of management, the accompanying unaudited financial statements contain all the adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of September 30, 1994 and the results of operations, changes in stockholders' equity and cash flows for the nine months ended September 30, 1994 and 1993.

2. The results of operations for the nine month periods ended September 30, 1994 and 1993, are not necessarily indicative of the results to be expected for the full year.

                                                                      APPENDIX I
                      AGREEMENT AND PLAN OF REORGANIZATION
                                    BETWEEN
                            F&M NATIONAL CORPORATION
                                      AND
                           BANK OF THE POTOMAC, INC.
                               NOVEMBER 18, 1994

                               TABLE OF CONTENTS

                                                                                                                           PAGE
  ARTICLE 1.      THE AFFILIATION AND RELATED MATTERS...................................................................     I-4
      1.1         The Affiliation.......................................................................................     I-4
      1.2         Conversion of Potomac Stock...........................................................................     I-4
      1.3         Directors, Officers and Employees.....................................................................     I-4
      1.4         The Closing and Effective Date........................................................................     I-5
      1.5         Definitions...........................................................................................     I-5
  ARTICLE 2.      REPRESENTATIONS AND WARRANTIES OF POTOMAC.............................................................     I-5
      2.1         Organization, Standing and Power......................................................................     I-5
      2.2         Authorized and Effective Agreement....................................................................     I-5
      2.3         Capital Structure.....................................................................................     I-6
      2.4         Financial Statements; Minute Books....................................................................     I-6
      2.5         Material Adverse Change...............................................................................     I-6
      2.6         Absence of Undisclosed Liabilities....................................................................     I-6
      2.7         Legal Proceedings; Compliance with Laws...............................................................     I-7
      2.8         Tax Matters...........................................................................................     I-7
      2.9         Property..............................................................................................     I-7
     2.10         Employee Benefit Plans................................................................................     I-7
     2.11         Insurance.............................................................................................     I-7
     2.12         Allowance for Loan Losses.............................................................................     I-8
     2.13         Brokers and Finders...................................................................................     I-8
     2.14         Statements True and Correct...........................................................................     I-8
  ARTICLE 3.      REPRESENTATIONS AND WARRANTIES OF F&M.................................................................     I-8
      3.1         Organization, Standing and Power......................................................................     I-8
      3.2         Organization, Standing and Power of F&M Subsidiaries..................................................     I-8
      3.3         Authorized and Effective Agreement....................................................................     I-9
      3.4         Capital Structure.....................................................................................     I-9
      3.5         Financial Statements..................................................................................     I-9
      3.6         Material Adverse Change...............................................................................    I-10
      3.7         Absence of Undisclosed Liabilities....................................................................    I-10
      3.8         Legal Proceedings; Compliance with Laws...............................................................    I-10
      3.9         Tax Matters...........................................................................................    I-10
     3.10         Employee Benefit Plans................................................................................    I-10
     3.11         Allowance for Loan Losses.............................................................................    I-11
     3.12         Statements True and Correct...........................................................................    I-11
  ARTICLE 4.      COVENANTS AND AGREEMENTS..............................................................................    I-11
      4.1         Investigation and Confidentiality.....................................................................    I-11
      4.2         Registration Statement; Shareholder Approval..........................................................    I-11
      4.3         Operation of the Business of Potomac..................................................................    I-12
      4.4         Dividends.............................................................................................    I-13
      4.5         Regulatory Filings....................................................................................    I-13
      4.6         Public Announcements..................................................................................    I-13

                                                                                                                           PAGE
   ARTICLE 4
    (Cont.)
      4.7         Accounting Treatment..................................................................................    I-13
      4.8         Affiliates............................................................................................    I-13
      4.9         Benefit Plan..........................................................................................    I-13
     4.10         Indemnification.......................................................................................    I-14
     4.11         Potomac Stock Options.................................................................................    I-14
  ARTICLE 5.      CONDITIONS TO THE AFFILIATION.........................................................................    I-14
      5.1         General Conditions....................................................................................    I-14
      5.2         Conditions to Obligations of F&M......................................................................    I-15
      5.3         Conditions to Obligations of Potomac..................................................................    I-15
  ARTICLE 6.      TERMINATION...........................................................................................    I-16
      6.1         Termination...........................................................................................    I-16
      6.2         Effect of Termination.................................................................................    I-16
      6.3         Survival of Representations, Warranties and Covenants.................................................    I-17
      6.4         Expenses..............................................................................................    I-17
  ARTICLE 7.      GENERAL PROVISIONS....................................................................................    I-17
      7.1         Entire Agreement......................................................................................    I-17
      7.2         Binding Effect; No Third-Party Rights.................................................................    I-17
      7.3         Waiver and Amendment..................................................................................    I-18
      7.4         Governing Law.........................................................................................    I-18
      7.5         Notices...............................................................................................    I-18
      7.6         Counterparts..........................................................................................    I-18
      7.7         Severability..........................................................................................    I-19

EXHIBIT A -- PLAN OF SHARE EXCHANGE
                                      I-3

                      AGREEMENT AND PLAN OF REORGANIZATION
     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of November 18, 1994, by and between F&M NATIONAL CORPORATION, a Virginia corporation ("F&M"), and BANK OF THE POTOMAC, INC., a Virginia banking corporation ("Potomac").
                                  WITNESSETH:
     WHEREAS, F&M and Potomac have agreed in principle to the affiliation of their two companies through a share exchange under Virginia law, as a result of which Potomac will become a wholly-owned subsidiary of F&M, all as more specifically provided in this Agreement and the Plan of Share Exchange in the form attached hereto as Exhibit A (the "Plan of Share Exchange"); and
     WHEREAS, the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby;
     NOW, THEREFORE, in consideration of the mutual warranties, covenants and agreements set forth herein, the parties agree as follows.
                                   ARTICLE 1
                      THE AFFILIATION AND RELATED MATTERS
1.1  THE AFFILIATION
     Subject to the terms and conditions of this Agreement, at the Effective Date as defined in Section 1.4 hereof, Potomac shall become a wholly-owned subsidiary of F&M through the exchange of each outstanding share of common stock of Potomac for shares of the common stock of F&M in accordance with Section 1.2 of this Agreement and the Plan of Share Exchange (the "Affiliation").
1.2  CONVERSION OF POTOMAC STOCK
     At the Effective Date, by virtue of the Share Exchange and without any action on the part of the holders thereof, each share of common stock, par value $10.00 per share, of Potomac ("Potomac Common Stock") issued and outstanding immediately prior to the Effective Date (other than Dissenting Shares as defined in the Plan of Share Exchange) shall cease to be outstanding and shall be converted into and exchanged for shares of common stock, par value $2.00 per share, of F&M ("F&M Common Stock") pursuant to the terms and conditions set forth in the Plan of Share Exchange, which terms are incorporated herein and made a part of this Agreement by reference.
1.3  DIRECTORS, OFFICERS AND EMPLOYEES
     The directors, officers and employees of Potomac will not change as a result of the Affiliation, except that F&M shall be permitted to designate one of its officers to serve as a member of Potomac's Board of Directors from and after the Effective Date.
1.4  THE CLOSING AND EFFECTIVE DATE
     Subject to Section 6.1, the closing of the transactions contemplated by this Agreement and the Plan of Share Exchange shall take place at such place as may be mutually agreed upon by the parties (the "Closing"). The Affiliation will become effective on the date shown on the Certificate of Share Exchange issued by the State Corporation Commission of Virginia effecting the Affiliation (the "Effective Date"). Unless otherwise agreed upon in writing, subject to the conditions to the obligations of the parties to effect the Affiliation as set forth in Article 5, the parties shall use their best efforts to cause the Effective Date to occur on or before the tenth day of the month following the month in which the conditions set forth in Article 5 are satisfied.
1.5  DEFINITIONS
     Any term defined in this Agreement and the Plan of Share Exchange shall have the meaning ascribed to it for purposes of this Agreement. In addition:
                                      I-4

     (a) the term "best knowledge" when used with respect to a party shall mean the knowledge, after due and diligent inquiry, of any "Executive Officer" of such party, as such term is defined in Regulation O of the Federal Reserve Board;
     (b) the term "Previously Disclosed" by a party shall mean information set forth in a written disclosure letter that is delivered by that party to the other party prior to the execution of this Agreement and specifically designated as information "Previously Disclosed" pursuant to this Agreement.
                                   ARTICLE 2
                   REPRESENTATIONS AND WARRANTIES OF POTOMAC
     Potomac represents and warrants to F&M as follows:
2.1  ORGANIZATION, STANDING AND POWER
     Potomac is a bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia with full corporate power and authority to carry on a commercial banking business as now conducted.
2.2  AUTHORIZED AND EFFECTIVE AGREEMENT
     (a) Potomac has all requisite corporate power and authority to enter into and (subject to the receipt of all necessary governmental approvals and the approval of the shareholders of Potomac of this Agreement and the Plan of Share Exchange) to perform all of its obligations under this Agreement and the Plan of Share Exchange. The execution, adoption and delivery of this Agreement and the Plan of Share Exchange and the consummation of the Affiliation have been duly and validly authorized by all necessary corporate action on the part of Potomac, except the approval of shareholders. This Agreement and the Plan of Share Exchange represent the legal, valid, and binding obligations of Potomac, enforceable against Potomac in accordance with their respective terms, in each case subject to (i) bankruptcy, insolvency, reorganization, moratorium, conservatorship, receivership or other similar laws affecting the enforcement of rights of creditors of FDIC-insured institutions or the enforcement of creditors' rights generally, (ii) laws relating to the safety and soundness of depository institutions and (iii) general principles of equity.
     (b) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated herein, nor compliance by Potomac with any of the provisions hereof will: (i) conflict with or result in a breach of any provision of Potomac's Articles of Incorporation or Bylaws; (ii) except as Previously Disclosed, constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of Potomac pursuant to any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) subject to the receipt of all required regulatory approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Potomac.
2.3  CAPITAL STRUCTURE
     The authorized capital stock of Potomac consists of 700,000 shares of common stock, par value $10.00 per share. As of the date hereof, there were 325,000 shares of Potomac Common Stock issued and outstanding. All outstanding shares of Potomac Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. Except as Previously Disclosed, there are no outstanding options, warrants or other rights to subscribe for or purchase from Potomac any capital stock of Potomac or securities convertible into or exchangeable for capital stock of Potomac.
2.4  FINANCIAL STATEMENTS; MINUTE BOOKS
     The Potomac Financial Statements (as defined below) fairly present or will fairly present, as the case may be, the financial position of Potomac as of the dates indicated and the results of operations, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect) in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis. The minute books of Potomac contain legally sufficient records of all meetings and other corporate actions of its shareholders and Board of Directors (including committees of its Board of Directors). The Potomac Financial Statements shall mean (i) the balance sheets of Potomac as of December 31, 1993 and 1992 and the related statements of income, shareholders' equity and cash flows for each of the three years ended
                                      I-5

December 31, 1993, 1992 and 1991 (including related notes and schedules, if any) and (ii) the balance sheets of Potomac and related statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 1993, including the balance sheet and related statement of income with respect to the month end on which the Exchange Ratio (as defined in Section 2.1(a) of the Plan of Share Exchange) is based.
2.5  MATERIAL ADVERSE CHANGE
     Potomac has not suffered any material adverse change in its business, financial condition, results of operations or prospects since December 31, 1993.
2.6  ABSENCE OF UNDISCLOSED LIABILITIES
     Potomac has no liability (contingent or otherwise) that is material to Potomac or that, when combined with all similar liabilities, would be material to Potomac, except as disclosed in the Potomac Financial Statements and except for liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent Potomac Financial Statements.
2.7  LEGAL PROCEEDINGS; COMPLIANCE WITH LAWS
     Except as Previously Disclosed, there are no actions, suits or proceedings instituted or pending or, to the best knowledge of Potomac's management, threatened against Potomac or against any property, asset, interest or right of Potomac, or against any officer, director or employee of Potomac that would, if determined adversely to Potomac, have a material adverse effect on Potomac. To the best knowledge of Potomac, Potomac has complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to its business (including environmental laws, ordinances, requirements, regulations or orders).
2.8  TAX MATTERS
     Potomac has filed all federal, state and local tax returns and reports required to be filed, and all taxes shown by such returns to be due and payable have been paid or are reflected as a liability in the Potomac Financial Statements or are being contested in good faith and have been Previously Disclosed. Except to the extent that liabilities therefor are specifically reflected in the Potomac Financial Statements, there are no federal, state or local tax liabilities of Potomac other than liabilities that have arisen since December 31, 1993, all of which have been properly accrued or otherwise provided for on the books and records of Potomac. Except as Previously Disclosed, no tax return or report of Potomac is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against Potomac by any taxing authority.
2.9  PROPERTY
     Potomac has good and marketable title free and clear of all material liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected in the balance sheet included in the Potomac Financial Statements as of December 31, 1993 or acquired after such date. To the best knowledge of Potomac, all buildings, and all fixtures, equipment, and other property and assets which are material to its business, held under leases or subleases, are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. To the best knowledge of Potomac, the buildings, structures, and appurtenances owned, leased, or occupied by Potomac are in good operating condition and in a state of good maintenance and repair, comply with applicable zoning and other municipal laws and regulations, and there are no latent defects therein.
2.10  EMPLOYEE BENEFIT PLANS
     Potomac has previously delivered to F&M true and complete copies of all material retirement, profit-sharing, stock option, bonus, vacation or other material incentive plans or agreements, all material medical, dental or other health plans, all life insurance plans and all other material employee benefit plans or fringe benefit plans (the "Potomac Benefit Plans"). All Potomac Benefit Plans are in compliance with the applicable terms of the Internal Revenue Code of 1986, as amended (the "IRC") and any other applicable laws, rules and regulations, the breach or violation of which could result in a material liability to Potomac.
                                      I-6

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2.11  INSURANCE
     Potomac currently maintains insurance in amounts reasonably necessary for its operations and, to the best knowledge of Potomac, similar in scope and coverage to that maintained by other entities similarly situated. Potomac has not received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond and, within the last three years, Potomac has not been refused any insurance coverage sought or applied for, and Potomac has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of Potomac.
2.12  ALLOWANCE FOR LOAN LOSSES
     The allowance for loan losses reflected on the balance sheets included in the Potomac Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of generally accepted accounting principles and regulatory accounting principles to provide for reasonably anticipated losses on outstanding loans.
2.13  BROKERS AND FINDERS
     Neither Potomac nor any of its officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated by this Agreement, except for Baxter, Fentriss and Company.
2.14  STATEMENTS TRUE AND CORRECT
     When the Registration Statement on Form S-4 (the "Registration Statement") to be filed by F&M with the Securities and Exchange Commission (the "SEC") shall become effective, and at all times subsequent thereto up to and including the Potomac shareholders' meeting to vote upon the Affiliation, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by Potomac relating to Potomac, (i) shall comply in all material respects with the applicable provisions of the federal and state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading.
                                   ARTICLE 3
                     REPRESENTATIONS AND WARRANTIES OF F&M
     F&M represents and warrants to Potomac as follows:
3.1  ORGANIZATION, STANDING AND POWER
     F&M is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, with full corporate power and authority to carry on its business as now conducted. F&M is duly registered as a bank holding company under the Bank Holding Company Act of 1956.
3.2  ORGANIZATION, STANDING AND POWER OF F&M SUBSIDIARIES
     Each subsidiary of F&M (the "F&M Subsidiaries" and, collectively with F&M, the "F&M Companies") is a duly organized corporation, validly existing and in good standing in their respective states of incorporation. Each F&M Subsidiary
(i) has full corporate power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states where its ownership or leasing of property or the conduct of its business requires such qualification and where the failure to so qualify would have a material adverse effect on F&M on a consolidated basis.
3.3  AUTHORIZED AND EFFECTIVE AGREEMENT
     (a) F&M has all requisite corporate power and authority to enter into and to perform all of its obligations under this Agreement and the Plan of Share Exchange. The execution, adoption and delivery of this Agreement and the Plan of Share Exchange and the consummation of the Affiliation have been duly and validly authorized by all necessary corporate action on the part of F&M. This Agreement and the Plan of Share Exchange represent the legal, valid, and binding obligations of F&M, enforceable against F&M in accordance with their respective terms, in each case subject to (a) bankruptcy, insolvency, reorganization, moratorium, conservatorship, receivership or other similar laws affecting the enforcement of rights of creditors of
                                      I-7

FDIC-insured institutions or the enforcement of creditors' rights generally, (b) laws relating to the safety and soundness of depository institutions and their holding companies (c) general principles of equity.
     (b) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated herein, nor compliance by F&M with any of the provisions hereof will: (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of F&M or any F&M Subsidiary; (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of F&M or any F&M Subsidiary pursuant to any note, bond, mortgage, indenture, license, agreement or other instrument or obligation which would have a material adverse effect on the business, operations or financial condition of F&M on a consolidated basis, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to F&M or any F&M Subsidiary.
3.4  CAPITAL STRUCTURE
     The authorized capital stock of F&M consists of: (i) 5,000,000 shares of preferred stock, no par value per share, of which none are issued and outstanding; and (ii) 20,000,000 shares of common stock, par value $2.00 per share, of which 15,648,652 shares were issued and outstanding on September 30, 1994. All outstanding shares of F&M Common Stock have been duly issued and are validly outstanding, fully paid and nonassessable. The shares of F&M Common Stock to be issued in exchange for shares of Potomac Common Stock upon consummation of the Affiliation will have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and will be duly registered under the applicable federal and state securities laws.
3.5  FINANCIAL STATEMENTS
     The F&M Financial Statements (as defined below) fairly present or will fairly present, as the case may be, the consolidated financial position of F&M as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect) in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis. The F&M Financial Statements shall mean (i) the consolidated balance sheets of F&M as of December 31, 1993 and 1992 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years ended December 31, 1993, 1992 and 1991 (including related notes and schedules, if any) and (ii) the consolidated balance sheets of F&M and related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 1993.
3.6  MATERIAL ADVERSE CHANGE
     F&M has not, on a consolidated basis, suffered any material adverse change in its business, financial condition, results of operations or prospects since December 31, 1993.
3.7  ABSENCE OF UNDISCLOSED LIABILITIES
     Neither F&M nor any F&M Subsidiary has any liability (contingent or otherwise) that is material to F&M on a consolidated basis or that, when combined with all similar liabilities, would be material to F&M on a consolidated basis, except as disclosed in the F&M Financial Statements and except for liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent F&M Financial Statements.
3.8  LEGAL PROCEEDINGS; COMPLIANCE WITH LAWS
     There are no actions, suits or proceedings instituted or pending or, to the best knowledge of F&M, threatened against any of the F&M Companies or against any property, asset, interest or right of any of the F&M Companies or against any officer, director or employee of any of the F&M Companies that would, if determined adversely to F&M or any F&M Subsidiary, have a material adverse effect on F&M on a consolidated basis. To the best knowledge of F&M, the F&M Companies have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to their respective businesses (including environmental laws, ordinances, requirements, regulations or orders).
                                      I-8

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3.9  TAX MATTERS
     F&M has filed all federal, state and local tax returns and reports required to be filed, and all taxes shown by such returns to be due and payable have been paid or are reflected as a liability in the F&M Financial Statements or are being contested in good faith and have been Previously Disclosed. Except to the extent that liabilities therefor are specifically reflected in the F&M Financial Statements, there are no federal, state or local tax liabilities of F&M other than liabilities that have arisen since December 31, 1993, all of which have been properly accrued or otherwise provided for on the books and records of F&M. Except as Previously Disclosed, no tax return or report of F&M is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against F&M by any taxing authority.
3.10  EMPLOYEE BENEFIT PLANS
     (a) All F&M employee benefit plans are in compliance with the applicable terms of ERISA and the IRC and any other applicable laws, rules and regulations, the breach or violation of which could result in a material liability to F&M on a consolidated basis.
     (b) No F&M employee benefit plan subject to ERISA that is a defined benefit pension plan has any "unfunded current liability," as that term is defined in
Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan was terminated in accordance with all applicable legal requirements.
3.11  ALLOWANCE FOR LOAN LOSSES
     The allowance for loan losses reflected on the balance sheets included in the F&M Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of generally accepted accounting principles and regulatory accounting principles to provide for reasonably anticipated losses on outstanding loans.
3.12  STATEMENTS TRUE AND CORRECT
     When the Registration Statement to be filed by F&M with the SEC shall become effective, and at all times subsequent thereto up to and including the Potomac shareholders' meeting to vote upon the Affiliation, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by F&M relating to F&M (i) shall comply in all material respects with the applicable provisions of the federal and state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading.
                                   ARTICLE 4
                            COVENANTS AND AGREEMENTS
4.1  INVESTIGATION AND CONFIDENTIALITY
     Potomac will keep F&M advised of all material developments relevant to its business and to consummation of the Affiliation, and F&M will advise Potomac of any material adverse change in its financial condition or operations and all material developments that are likely to adversely affect consummation of the Affiliation. While the parties have conducted their initial due diligence review of each other, F&M and Potomac each may make or cause to be made such further investigation of the financial and legal condition of the other as such party reasonably deems necessary or advisable in connection with the Affiliation, provided, however, that such investigation shall not interfere unnecessarily with normal operations. F&M and Potomac agree to furnish the other and the other's advisors with such financial data and other information with respect to its business and properties as such other party shall from time to time reasonably request. Each party hereto shall, and shall cause each of its directors, officers, attorneys and advisors to, maintain the confidentiality of all information obtained in such investigation which is not otherwise publicly disclosed by the other party, such undertaking with respect to confidentiality to survive any termination of this Agreement. In the event of the termination of this Agreement, each party shall return to the furnishing party or, at the request of the furnishing party, destroy and certify the destruction of all confidential information previously furnished in connection with the transactions contemplated by this Agreement.
                                      I-9

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4.2  REGISTRATION STATEMENT; SHAREHOLDER APPROVAL
     (a) Potomac shall submit this Agreement and the Plan of Share Exchange to its shareholders for approval at an annual or special meeting to be held on or before April 15, 1995 or as soon thereafter as practicable (the "Potomac Meeting"). Subject to the fiduciary duties of the Board of Directors of Potomac (as advised in writing by its counsel), the Potomac Board of Directors shall unanimously recommend approval of the Affiliation and shall use its best efforts to solicit and obtain votes of the holders of Potomac Common Stock in favor of the Affiliation. Each member of the Potomac Board of Directors agrees to vote all shares of Potomac Common Stock under his control (and not held in a fiduciary capacity) in favor of the Affiliation.
     (b) F&M and Potomac will prepare jointly the proxy statement/prospectus to be used in connection with the Potomac Meeting (the "Proxy Statement/Prospectus"). F&M will prepare and file with the SEC the Registration Statement, of which such Proxy Statement/Prospectus shall be a part, and will use its best efforts to have the Registration Statement declared effective as promptly as possible. When the Registration Statement or any post-effective amendment or supplement thereto shall become effective and at all times subsequent to such effectiveness, up to and including the date of the Potomac Meeting, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished or to be furnished by Potomac relating to Potomac and by F&M relating to the F&M Companies, will conform in all material respects with the provisions of the Securities Act of 1933 and any other applicable statutory or regulatory requirements.
4.3 OPERATION OF THE BUSINESS OF POTOMAC
     Between the date of this Agreement and the Effective Date, Potomac agrees that it will operate its business substantially as presently operated and only in the ordinary course, and it will use its best efforts to preserve its properties, business and relationships with customers, employees and other persons having business dealings with it. Without limiting the generality of the foregoing, Potomac agrees that it will not, without the prior written consent of F&M:
     (a) Make any change in its authorized capital stock, or issue or sell any additional shares of, securities convertible into or exchangeable for, or options, warrants or rights to purchase, its capital stock, nor shall it purchase, redeem or otherwise acquire any of its outstanding shares of capital stock, except that Potomac shall not be restricted from acquiring any shares of Potomac Common Stock that secure an extension of credit made by Potomac that is in default or selling, in the ordinary course, any such re-acquired shares;
     (b) Make any changes in the composition, level of compensation or title of its officers, directors or other key management personnel other than permitted by current employment policies in the ordinary course of business, any of which changes shall be reported promptly to F&M;
     (c) Enter into any bonus, incentive compensation, stock option, deferred compensation, profit sharing, thrift, retirement, pension, group insurance or other benefit plan or any employment or consulting agreement;
     (d) Incur any obligation or liability (whether absolute or contingent, excluding suits instituted against it), make any pledge, or encumber any of its assets, nor dispose of any of its assets in any other manner, except in the ordinary course of its business and for adequate value, or as otherwise specifically permitted in this Agreement;
     (e) Solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, Potomac or any business combination with Potomac other than as contemplated by this Agreement; (except where the failure to furnish such information or participate in such negotiations or discussions would, on the advice of counsel, constitute a breach of the fiduciary or legal obligations of Potomac's Board of Directors to its shareholders); or authorize or permit any officer, director, agent or affiliate of Potomac to do any of the above; or fail to notify F&M immediately if any such inquiries or proposals are received by Potomac;
     (f) Change its lending, investment, asset/liability management or other material banking policies in any material respect, except as may be required by applicable law;
     (g) Alter, amend or repeal its Bylaws or Articles of Incorporation; or
     (h) Propose or take any other action which would make any representation or warranty in Article 2 hereof untrue.
                                      I-10

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4.4  DIVIDENDS
     F&M agrees that prior to the Effective Date Potomac may declare and pay its regular annual cash dividend in 1995 in an amount not to exceed in the aggregate $0.15 per share. Notwithstanding the foregoing, the payment of each such dividend shall be subject to the reasonable determination of F&M that no material change has occurred in the financial condition or results of operation of Potomac since December 31, 1993.
4.5  REGULATORY FILINGS
     F&M and Potomac shall use their best efforts to prepare and file as soon as practicable after the date hereof all required applications for regulatory approval of the Affiliation. F&M shall use its best efforts to obtain prompt approval of each required application.
4.6  PUBLIC ANNOUNCEMENTS
     Each party will consult with the other before issuing any press release or otherwise making any public statements with respect to the Affiliation and shall not issue any such press release or make any such public statement prior to such consultations, except as may be required by law.
4.7  ACCOUNTING TREATMENT
     F&M and Potomac shall each use their best efforts to ensure that the Affiliation qualifies for pooling-of-interests accounting treatment.
4.8  AFFILIATES
     Potomac shall identify those persons who may deemed to be "affiliates" of Potomac with the meaning of Rule 145 promulgated under the Securities Act. Potomac shall cause each person so identified to deliver to F&M at least 30 days prior to the Effective Date a written agreement providing that such person will not dispose of F&M Common Stock received in the Affiliation, except in a manner that (i) complies with the Securities Act of 1933 and the rules and regulations promulgated thereunder, and (ii) is consistent with the qualification of the transactions contemplated hereby for pooling of interests accounting treatment.
4.9  BENEFIT PLANS
     Upon consummation of the Affiliation, as soon as administratively practicable, employees of Potomac shall be entitled to participate in the F&M pension, severance, benefit and similar plans on the same terms and conditions as employees of the F&M Companies, giving effect to years of service with Potomac as if such service were with F&M.
4.10  INDEMNIFICATION
     F&M agrees that following the Effective Date, it shall indemnify, defend and hold harmless any person who has rights to indemnification from Potomac, to the same extent and on the same conditions as such person is entitled to indemnification pursuant to Virginia law and Potomac's Articles of Incorporation or Bylaws, as in effect on the date of this Agreement, to the extent legally permitted to do so, with respect to matters occurring on or prior to the Effective Date. Without limiting the foregoing, in any case in which corporate approval may be required to effectuate any indemnification, F&M shall direct, at the election of the party to be indemnified, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between F&M and the indemnified party. F&M shall use its reasonable best efforts to maintain Potomac's existing directors' and officers' liability policy, or some other policy, including F&M's existing policy, providing at least comparable coverage, covering persons who are currently covered by such insurance of Potomac for a period of three years after the Effective Date on terms no less favorable than those in effect on the date hereof.
4.11  POTOMAC STOCK OPTIONS
     At the Effective Date, by virtue of the Share Exchange and without any action on the part of the holders thereof, each stock option issued by Potomac pursuant to the 1994 Directors' Stock Option Plan and the Bank of the Potomac Incentive Stock Option Plan issued and outstanding immediately prior to the Effective Date shall cease to be outstanding and shall be converted into and exchanged for shares of F&M Common Stock pursuant to the terms and conditions set forth in the Plan of Share Exchange.
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                                   ARTICLE 5
                         CONDITIONS TO THE AFFILIATION
5.1  GENERAL CONDITIONS
     The respective obligations of each of F&M and Potomac to effect the Affiliation shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following conditions:
     (a) CORPORATE ACTION. All corporation action necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby shall have been duly and validly taken, including without limitation the approval of the shareholders of Potomac.
     (b) REGISTRATION STATEMENT. The Registration Statement shall have been declared effective and shall not be subject to a stop order or any threatened stop order of the SEC or any state securities commissioner.
     (c) REGULATORY APPROVALS. F&M and Potomac shall have received all regulatory approvals required in connection with the transactions contemplated by this Agreement, all notice periods and waiting periods required after the granting of any such approvals shall have passed, and all such approvals shall be in effect; provided, however, that no such approvals shall have imposed any condition or requirement which, in the reasonable opinion of the Boards of Directors of F&M or Potomac, would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render consummation of the Affiliation inadvisable or unduly burdensome.
     (d) TAX OPINION. F&M and Potomac shall have received an opinion of F&M's counsel in form and substance satisfactory to F&M and Potomac to the effect that the Affiliation will constitute a reorganization within the meaning of
Section 368 of the Internal Revenue Code and that no gain or loss will be recognized by the shareholders of Potomac to the extent they receive F&M
Common Stock solely in exchange for their Potomac Common Stock in the Affiliation.
     (e) OPINIONS OF COUNSEL. Potomac shall have delivered to F&M and F&M shall have delivered to Potomac opinions of counsel, dated as of the Effective Date, as to such matters as they may each reasonably request with respect to the transactions contemplated by this Agreement and in a form reasonably acceptable to each of them.
     (f) LEGAL PROCEEDINGS. Neither F&M nor Potomac shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Affiliation.
5.2  CONDITIONS TO OBLIGATIONS OF F&M
     The obligations of F&M to effect the Affiliation shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following additional conditions:
     (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Potomac set forth in Article 2 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as though made on the Effective Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise expressly contemplated by this Agreement or consented to in writing by F&M.
     (b) PERFORMANCE OF OBLIGATIONS. Potomac shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Date.
     (c) OFFICERS' CERTIFICATE. Potomac shall have delivered to F&M a certificate, dated the Effective Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.2(a) and 5.2(b) have been satisfied.
     (d) AFFILIATE LETTERS. F&M shall have received the written agreements from the affiliates as specified in Section 4.8 hereof.
     (e) ACCOUNTANTS' LETTERS. F&M shall have received a letter, dated as of the Effective Date, from Yount, Hyde & Barbour, P.C., satisfactory in form and substance to F&M, that the Affiliation will qualify for pooling-of-interests accounting treatment.
5.3  CONDITIONS TO OBLIGATIONS OF POTOMAC
     The obligations of Potomac to effect the Affiliation shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following additional conditions:
                                      I-12

     (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of F&M set forth in Article 3 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as though made on the Effective Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise expressly contemplated by this Agreement or consented to in writing by Potomac.
     (b) PERFORMANCE OF OBLIGATIONS. F&M shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Date.
     (c) OFFICERS' CERTIFICATE. F&M shall have delivered to Potomac a certificate, dated the Effective Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.1(b), 5.1(c), 5.3(a) and 5.3(b) have been satisfied.
     (d) INVESTMENT BANKING LETTER. Potomac shall have received an updated fairness opinion from Baxter Fentriss and Company, financial advisor to Potomac, addressed to Potomac and dated on or about the date the Proxy Statement/Prospectus is mailed to shareholders of Potomac, to the effect that the terms of the Affiliation are fair to the shareholders of Potomac from a financial standpoint.
                                   ARTICLE 6
                                  TERMINATION
6.1  TERMINATION
     This Agreement and the Plan of Share Exchange may be terminated at any time before the Effective Date, whether before or after approval thereof by the shareholders of Potomac, as provided below:
     (a) MUTUAL CONSENT. By mutual consent of the parties, evidenced by their written agreement.
     (b) CLOSING DELAY. At the election of either party, evidenced by written notice, if the Closing shall not have occurred on or before August 31, 1995, or such later date as shall have been agreed to in writing by the parties; provided, however, that the right to terminate under this Section 6.1(b) shall not be available to either party whose failure to perform an obligation hereunder has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date.
     (c) CONDITIONS TO F&M PERFORMANCE NOT MET. By F&M upon delivery of written notice of termination to Potomac if any event occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of F&M to effect the Affiliation set forth in Sections 5.1 and 5.2, and such noncompliance is not waived by F&M.
     (d) CONDITIONS TO POTOMAC PERFORMANCE NOT MET. By Potomac upon delivery of written notice of termination to F&M if any event occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of Potomac to effect the Affiliation set forth in Sections 5.1 and 5.3, and such noncompliance is not waived by Potomac.
6.2  EFFECT OF TERMINATION
     In the event this Agreement is terminated pursuant to Section 6.1 hereof, both this Agreement and the Plan of Share Exchange shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality, press releases and expenses set forth in Sections 4.1,4.6 and 6.4, respectively, shall survive any such termination and (ii) a termination pursuant to 6.1(c) or 6.1(d) hereof shall not relieve the breaching party from liability for an uncured intentional breach of any provision of this Agreement giving rise to such termination.
6.3  SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS
     All representations, warranties and covenants in this Agreement and the Plan of Share Exchange shall not survive the Effective Date and shall be terminated and extinguished at the Effective Date. From and after the Effective Date, the parties hereto shall have no liability to the other on account of any breach of any of those representations, warranties and covenants; provided, however, that the foregoing clause shall not (i) apply to agreements of the parties which by their terms are intended to be performed after the Effective date, and (ii) shall not relieve any person for liability for fraud, deception or intentional misrepresentation.
                                      I-13

6.4  EXPENSES
     (a) Except as provided below, each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated herein, including fees and expenses of its own financial consultants, accountants and counsel, except that F&M agrees to bear and pay the cost of printing and mailing the Proxy Statement/Prospectus.
     (b) Notwithstanding the provisions of Section 6.4(a) hereof, if for any reason the Affiliation is not approved by Potomac's shareholders at the Potomac Meeting or any adjournment thereof, Potomac shall reimburse F&M for one-half of all reasonable out-of-pocket expenses incurred by F&M in connection with the transactions contemplated by this Agreement, provided that the maximum amount that Potomac shall be responsible to F&M for under this Section 6.4(b) shall be limited to $50,000.
     (c) If this Agreement is terminated by F&M or Potomac because of a willful and material breach by the other of any representation, warranty, covenant, undertaking or restriction set forth herein, and provided that the terminating party shall not have been in breach (in any material respect) of any representation and warranty, covenant, undertaking or restriction contained herein, then the breaching party shall reimburse the other party of all reasonable out-of-pocket expenses incurred by it in connection with the transactions contemplated by this Agreement.
     (d) Final settlement with respect to the reimbursement of such fees and expenses by the parties shall be made within thirty days after the termination of this Agreement.
                                   ARTICLE 7
                               GENERAL PROVISIONS
7.1  ENTIRE AGREEMENT
     This Agreement contains the entire agreement among F&M and Potomac with respect to the Affiliation and the related transactions and supersedes all prior arrangements or understandings with respect thereto.
7.2  BINDING EFFECT; NO THIRD PARTY RIGHTS
     This Agreement shall bind F&M and Potomac and their respective successors and assigns. Other than Section 4.10, nothing in this Agreement is intended to confer upon any person, other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement.
7.3  WAIVER AND AMENDMENT
     Any term or provision of this Agreement may be waived in writing at any time by the party which is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by written instructions duly executed by the parties hereto at any time, whether before or after the Annual Meeting, except statutory requirements and requisite approvals of shareholders and regulatory authorities.
7.4  GOVERNING LAW
     Except as required otherwise or otherwise indicated herein, this Agreement shall be construed and enforced according to the laws of the Commonwealth of Virginia.
7.5  NOTICES
     All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by registered or certified mail, postage prepaid, addressed as follows:
     If to F&M:
       Alfred B. Whitt
       F&M National Corporation
       38 Rouss Avenue
       P. 0. Box 2800
       Winchester, Virginia 22604
                                      I-14

     Copy to:
       George P. Whitley
       LeClair, Ryan, Joynes, Epps & Framme
       707 East Main Street; 11th Floor
       Richmond, Virginia 23219
     If to Potomac:
       Thom F. Hanes
       Bank of the Potomac
       230 Herndon Parkway
       P.O. Box 1000
       Herndon, Virginia 22070
     Copy to:
       David A. Lawrence
       Odin, Feldman & Pittleman
       9302 Lee Highway, 11th Floor
       Fairfax, Virginia 22031
7.6  COUNTERPARTS
     This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement.
7.7  SEVERABILITY
     In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.
                                      F&M NATIONAL CORPORATION
                                        Winchester, Virginia
                                      By: /s/ Jack R. Huyett
                                        Jack R. Huyett
                                        President and Chief
                                        Administrative Officer
ATTEST:
/s/ Alfred B. Whitt
Alfred B. Whitt
Secretary
                                      BANK OF THE POTOMAC, INC.
                                        Herndon, Virginia
                                      I-15

                                        By: /s/ Thom F. Hanes
                                        Thom F. Hanes
                                        President
ATTEST:
/s/ Mason L. Kimble
Mason L. Kimble
Cashier
                              BANK OF THE POTOMAC
                               BOARD OF DIRECTORS
     Each of the undersigned members of the Board of Directors of Bank of the Potomac agrees to be bound by his personal obligations as provided in Section
4.2 and 4.3(e) of the Agreement and Plan of Reorganization.

                     /s/ Daniel R. Baker                                              /s/ Norman P. Horn
                       Daniel R. Baker                                                  Norman P. Horn
                     /s/ David F. Feldman                                            /s/ Henry C. Mackall
                       David F. Feldman                                                Henry C. Mackall
                     /s/ Howard R. Green                                              /s/ Thomas D. Rust
                       Howard R. Green                                                  Thomas D. Rust
                      /s/ Thom F. Hanes                                              /s/ Robert E. Sevila
                        Thom F. Hanes                                                  Robert E. Sevila

                                                           EXHIBIT A
                                                           To the Agreement and
                                                           Plan of
                                                           Reorganization
                             PLAN OF SHARE EXCHANGE
                                    BETWEEN
                           BANK OF THE POTOMAC, INC.
                                      AND
                            F&M NATIONAL CORPORATION
    Pursuant to this Plan of Share Exchange ("Plan of Share Exchange"), Bank of the Potomac, Inc., a Virginia banking corporation ("Potomac"), shall become a wholly-owned subsidiary of F&M National Corporation, a Virginia corporation and registered financial institution holding company ("F&M"), pursuant to a statutory share exchange under Section 13.1-717 of the Virginia Stock Corporation Act.
                                   ARTICLE I
                                      I-16

                          TERMS OF THE SHARE EXCHANGE
1.1  THE SHARE EXCHANGE
     Subject to the terms and conditions of the Agreement and Plan of Reorganization between F&M and Potomac (the "Agreement"), at the Effective Date, Potomac shall become a wholly-owned subsidiary of F&M through the exchange of each outstanding share of common stock of Potomac for shares of the common stock of F&M in accordance with Section 2.1 of this Plan of Share Exchange and pursuant to a statutory share exchange under Section 13.1-717 of the Virginia Stock Corporation Act (the "Share Exchange"). At the Effective Date, the Share Exchange shall have the effect as provided in Section 13.1-721 of the Virginia Stock Corporation Act.
1.2  ARTICLES OF INCORPORATION AND BYLAWS
     The Articles of Incorporation and Bylaws of F&M and Potomac in effect immediately prior to the consummation of the Share Exchange shall remain in effect following the Effective Date until otherwise amended or repealed.
                                   ARTICLE II
                          MANNER OF CONVERTING SHARES
2.1  CONVERSION OF SHARES
     Upon and by reason of the Share Exchange becoming effective pursuant to the issuance of a Certificate of Share Exchange by the Virginia State Corporation Commission, no cash, except as set forth in Section 2.3 below, shall be allocated to the shareholders of Potomac and stock shall be issued and allocated as follows:
     (a) Each share of common stock, par value $10.00 per share, of Potomac ("Potomac Common Stock") issued and outstanding immediately prior to the Effective Date shall, by operation of law, be automatically exchanged for the number of shares of F&M Common Stock whose aggregate market value equals 1.75 times the book value per share of Potomac Common Stock as reported by Potomac for the month end immediately preceding the Effective Date, plus cash for fractional shares . The market value of F&M Common Stock will be the average of its closing prices as reported on The National Association of Securities Dealers Automated Quotation System, National Market System (the "NASDAQ/NMS") or the New York Stock Exchange (the "NYSE"), as the case may be, for trades reported during the ten trading days immediately preceding the Effective Date (the "Average Closing Price"). The ratio of shares of F&M Common Stock that will be exchanged for each outstanding share of Potomac Common Stock shall be referred to herein as the "Exchange Ratio." Each holder of a certificate representing any shares of Potomac Common Stock upon the surrender of his Potomac stock certificates to F&M, duly endorsed for transfer in accordance with Section 2.2 below, will be entitled to receive in exchange therefor a certificate or certificates representing the number of shares of F&M Common Stock that his shares shall be converted into pursuant to the Exchange Ratio. Each such holder of Potomac Common Stock shall have the right to receive any dividends previously declared but unpaid as to such stock and the consideration described in Sections 2.1 and
2.3 upon the surrender of such certificate in accordance with Section 2.2. In the event F&M changes the number of shares of F&M Common Stock issued and outstanding prior to the Effective Date as a result of any stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding F&M Common Stock and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted.
     (b) Shares of Potomac Common Stock issued and outstanding shall, by virtue of the Share Exchange, continue to be issued and outstanding shares held by F&M.
     (c) Each stock option issued by Potomac pursuant to the 1994 Directors' Stock Option Plan and the Bank of the Potomac Incentive Stock Option Plan (the "Potomac Stock Options") issued and outstanding immediately prior to the Effective Date shall cease to be outstanding and shall be converted into and exchanged for the number of shares of F&M Common Stock whose aggregate market value (as such market value is determined pursuant to Section 2.1(a) above) is equal to the excess of (i) the product of the Exchange Ratio and the Average Closing Price over (ii) the exercise price of such Potomac Stock Option, plus cash for fractional shares. Each Potomac Stock Option outstanding at the Effective Date shall be exchanged for F&M Common Stock and cash for fractional shares in accordance with the procedures set forth in Section 2.2 below, and all references to certificates of Potomac Common Stock in Section 2.2 and 2.4 shall, for purposes of exchanging the Potomac Stock Options, be construed to mean the form of agreement by which such Potomac Stock Option was granted.
                                      I-17

2.2  MANNER OF EXCHANGE
     As promptly as practicable after the Effective Date, F&M shall cause F&M Bank-Winchester, acting as the exchange agent ("Exchange Agent") to send to each former stockholder of record of Potomac immediately prior to the Effective Date transmittal materials for use in exchanging such stockholder's certificates of Potomac Common Stock (other than shares held by stockholders who perfect their dissenters' rights as provided under Section 2.5 hereof) for the consideration set forth in Section 2.1 above and Section 2.3 below. Any fractional share checks which a Potomac shareholder shall be entitled to receive in exchange for such stockholder's shares of Potomac Common Stock, and any dividends paid on any shares of F&M Common Stock, that such stockholder shall be entitled to receive prior to the delivery to the Exchange Agent of such stockholder's certificates representing all of such stockholder's shares of Potomac Common Stock will be delivered to such stockholder only upon delivery to the Exchange Agent of the certificates representing all of such shares (or indemnity satisfactory to F&M and the Exchange Agent, in their judgment, if any of such certificates are lost, stolen or destroyed). No interest will be paid on any such fractional share checks or dividends to which the holder of such shares shall be entitled to receive upon such delivery.
2.3  NO FRACTIONAL SHARES
     No certificates or scrip for fractional shares of F&M Common Stock will be issued. In lieu thereof, F&M will pay the value of such fractional shares in cash on the basis of the average of the closing prices of F&M Common Stock as reported on the NASDAQ/NMS or on the NYSE, as the case may be, for trades reported during the ten trading days immediately preceding the Effective Date.
2.4  DIVIDENDS
     No dividend or other distribution payable to the holders of record of F&M Common Stock at or as of any time after the Effective Date shall be paid to the holder of any certificate representing shares of Potomac Common Stock issued and outstanding at the Effective Date until such holder physically surrenders such certificate for exchange as provided in Section 2.2 of this Plan of Share Exchange, promptly after which time all such dividends or distributions shall be paid (without interest).
2.5  RIGHTS OF DISSENTING SHAREHOLDERS
     Shareholders of Potomac who object to the Share Exchange will be entitled to the rights and remedies set forth in sections 13.1-729 through 13.1-741 of the Virginia Stock Corporation Act.
                                  ARTICLE III
                                  TERMINATION
     This Plan of Share Exchange may be terminated at any time prior to the Effective Date by the parties hereto as provided in Article 6 of the Agreement between the parties.
                                      I-18

                                                                     APPENDIX II
                    [BAXTER FENTRISS AND COMPANY LETTERHEAD]
                                January   , 1995
The Board of Directors
Bank of the Potomac
230 Herndon Parkway
Herndon, Virginia 22070
Dear Members of the Board:
     Bank of the Potomac, Inc., Herndon, Virginia ("Potomac") and F&M National Corporation, Winchester, Virginia ("F&M") have entered into an agreement for the acquisition of Potomac by F&M ("Acquisition"). The terms of the Acquisition are set forth in the Agreement and Plan of Reorganization, dated as of November 18, 1994 ("Agreement").
     The terms of the Acquisition provide that, with the possible exception of those shares as to which dissenter's rights may be perfected, each common share of Potomac ($10.00 par value) will be converted into the number of shares of F&M common stock ($2.00 par value) whose aggregate market value equals 1.75 times the book value per share of Potomac common stock subject to certain adjustments.
     You have asked our opinion as to whether the terms of the proposed transaction pursuant to the Agreement are fair to the respective shareholders of Potomac from a financial point of view.
     In rendering our opinion, we have evaluated the consolidated financial statements of Potomac and F&M which were available to us from published sources. In addition, we have, among other things: (a) to the extent deemed relevant, analyzed selected public information of certain other financial institutions and compared Potomac and F&M from a financial point of view to other financial institutions; (b) reviewed the historical, and potential market for the common stock of Potomac; (c) compared the terms of the Acquisition with the terms of certain other comparable transactions to the extent information concerning such acquisitions was publicly available; (d) reviewed the Agreement and related documents; and (e) made such other analyses and examinations as we deemed necessary. We have also met with various senior officers of Potomac and F&M to discuss the foregoing as well as other matters we believe relevant to our opinion.
     We have not conducted a review of the registration statements, proxy materials, regulatory applications or other documents which must be prepared prior to completion of any transaction.
     We have not independently verified the financial and other information concerning Potomac or F&M or other data which we have considered in our review. We have assumed the accuracy and completeness of all such information; however, we have no reason to believe that such information is not accurate and complete. Our conclusion is rendered on the basis of securities market conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of Potomac and F&M as they exist and are known to us as of September 30, 1004.
     We have acted as financial advisor to Potomac in connection with the Acquisition and will receive from Potomac a fee for our services, a significant portion of which is contingent upon the consummation of the Acquisition.
     It is understood that this opinion may be included in its entirety in any communication by Potomac or the Board of Directors to the stockholders of Potomac. The opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent.
     Based on the foregoing, and subject to the limitations described above, we are of the opinion that the terms of the Acquisition are fair to the shareholders of Potomac from a financial point of view.
Very truly yours,
Baxter Fentriss and Company
                                     II-I

                                                                    APPENDIX III
                                  ARTICLE 15.
                               DISSENTERS' RIGHTS
     (SECTION MARK)13.1-729. DEFINITIONS. -- In this article:
     "CORPORATION" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.
     "DISSENTER" means a shareholder who is entitled to dissent from corporate action under (section mark)13.1-730 and who exercises that right when and in the manner required by (section mark)13.1-732 through (section mark)13.1-739.
     "FAIR VALUE," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
     "INTEREST" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.
     "RECORD SHAREHOLDER," means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.
     "BENEFICIAL SHAREHOLDER" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.
     "SHAREHOLDER" means the record shareholder or the beneficial shareholder. (SECTION MARK)13.1-730. RIGHT TO DISSENT. -- A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:
          1. Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by (section mark)13.1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under (section mark)13.1-719;
          2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;
          3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;
          4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.
     B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.
     C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:
            1. The articles of incorporation of the corporation issuing such shares provide otherwise;
                                    III-1

            2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:
                a. Cash;
                b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or
                c. A combination of cash and shares or membership interests as set forth in subdivisions 2a and 2b of this subsection; or
          3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in (section mark)13.1-725.
     D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:
          1. The proposed corporate action is abandoned or rescinded;
          2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or
          3. His demand for payment is withdrawn with the written consent of the corporation.
     (SECTION MARK)13.1-731. DISSENT BY NOMINEES AND BENEFICIAL OWNERS. -- A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.
          B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:
              1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and
              2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.
     (SECTION MARK)13.1-732. NOTICE OF DISSENTERS' RIGHTS. -- A. If proposed corporate action creating dissenters' rights under (section mark)13.1-730 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.
     B. If corporate action creating dissenters' rights under (section mark)13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in (section mark)13.1-734.
     (SECTION MARK)13.1-733. NOTICE OF INTENT TO DEMAND PAYMENT. -- A. If proposed corporate action creating dissenters' rights under (section mark)13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.
     B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.
     (SECTION MARK)13.1-734. DISSENTERS' NOTICE. -- A. If proposed corporate action creating dissenters' rights under (section mark)13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of (section mark)13.1-733.
     B. The dissenters' notice shall:
          1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;
                                    III-2

          2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
          3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;
          4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and
          5. Be accompanied by a copy of this article.
     (SECTION MARK)13.1-735. DUTY TO DEMAND PAYMENT. -- A. A shareholder sent a dissenters' notice described in (section mark)13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to paragraph 3 of subsection B of (section mark)13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.
     B. The shareholder who deposits his share pursuant to subsection A of this section retains all other rights of the shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.
     C. A shareholder who does not demand payment and deposits his share certificates where required each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.
     (SECTION MARK)13.1-736. SHARE RESTRICTIONS. -- A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.
     B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.
     (SECTION MARK)13.1-737. PAYMENT. -- A. Except as provided in
(section mark)13.1-738, within thirty days after receipt of a payment demand made pursuant to (section mark)13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.
     B. The payment shall be accompanied by:
            1. The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;
            2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;
            3. A statement of the dissenters' right to demand payment under (section mark)13.1-739; and
            4. A copy of this article.
     (SECTION MARK)13.1-738. AFTER-ACQUIRED SHARES. -- A. A corporation may elect to withhold payment required by (section mark)13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.
     B. To the extent the corporation elects to withhold payment under subsection A of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount of each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under (section mark)13.1-739.
     (SECTION MARK)13.1-739. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER. -- A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and
                                    III-3
demand payment of his estimate (less any payment under (section mark)13.1-737), or reject the corporation's offer under (section mark)13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under (section mark)13.1-737 or offered under (section mark)13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.
     B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.
     (SECTION MARK)13.1-740. COURT ACTION. -- A. If a demand for payment under (section mark)13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
     B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth were the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.
     C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
     D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provision of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.
     E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
     F. Each dissenter made a party to the proceeding is entitled to judgment
(i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under (section mark)13.1-738.
     (SECTION MARK)13.1-741. COURT COSTS AND COUNSEL FEES. -- A. The court in an appraisal proceeding commenced under (section mark)13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expense of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under
(section mark)13.1-739.
     B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:
            1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of (section mark)13.1-732 through (section mark)13.1-739; or
            2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the right provided by this article.
     C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.
     D. In a proceeding commenced under subsection A of (section mark)13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceedings, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.
                                    III-4


             PART II--INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS

   As permitted by the Virginia Stock Corporation Law, Article VII, of the Registrant's Articles of Incorporation provides:

  Each director and officer shall be indemnified by the corporation against liabilities, fines, penalties and claims imposed upon or asserted against him (including amounts paid in settlement) by reason of having been such director or officer, whether or not then continuing so to be, and against all expenses (including counsel fees) reasonably incurred by him in connection therewith. Except in relation to matters as to which he shall have been finally adjudged to be liable by reason of having been guilty of gross negligence or willful misconduct in the performance of his duties as such director or officers. In the event of any other judgment against such director or officer or in the event of a settlement, the indemnification shall be made only if the corporation shall be advised, in case none of the persons involved shall be or has been a director of the corporation, by the Board of Directors, and otherwise by independent counsel to be appointed by the Board of Directors, that in its or his opinion such director or officer was not guilty of gross negligence or willful misconduct in the performance of his duties and, in the event of a settlement, that such settlement was, or if still to be made is, in the best interests of the corporation. If the determination is to be made by the Board of Directors, it may rely, as to all questions of law, on the advice of independent counsel. Every reference herein to director or officer shall include every director or officer or former director or officer of the corporation and every person who may have served at its request as a director or officer of another corporation in which the corporation owns shares of stock or of which it is a creditor or, in case of a non-stock corporation, to which the corporation contributes and, in all of such cases, his executors and administrators. The right of indemnification hereby provided shall not be exclusive of any other rights to which any director or officer may be entitled. The aforesaid indemnification shall also apply to an employee or agent of the corporation.

Section 13.1-698 of the Virginia Stock Corporation Act (the "Act") provides:

Unless limited by its Articles of Incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he is a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Section 13.1.702 of the Act extends such rights to indemnification to officers of the corporation.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

(a) Exhibits Index

Exhibit No.       Description of Exhibit
     1             Not Applicable
   2.1             Agreement and Plan of Reorganization, dated November 18,
                   1994, between F&M National Corporation and Bank of the
                   Potomac, Inc. and a related Plan of Share Exchange, filed as Appendix I to the Proxy Statement/Prospectus included in this Registration Statement.
   3.1             Articles of Incorporation of F&M. Incorporated herein by
                   reference to Exhibit 3.1 to F&M's Registration Statement on Form S-4 (Registration No. 33-45717).
   3.2             Bylaws of F&M. Incorporated herein by reference to F&M's
                   Registration Statement on Form S-4 (Registration No.
                   33-45717).
     5             Opinion of LeClair, Ryan, Joynes, Epps & Framme, P.C.,
                   regarding the legality of the securities being registered and consent.
   8.1             Form of tax opinion of LeClair, Ryan, Joynes, Epps &
                   Framme, P.C., regarding the Share Exchange between
                   Potomac and F&M.
  23.1             Consent of Yount, Hyde & Barbour, P.C., as accountants
                   for F&M.
  23.2             Consent of Thompson, Greenspon & Co., P.C., as accountants for Potomac.
  23.3             Consent of LeClair, Ryan, Joynes, Epps & Framme, P.C.,
                   (included as part of Exhibit 5).
  23.4             Consent of Odin, Feldman & Pittlement, P.C., as counsel
                   to Potomac.
  23.5             Consent of Baxter Fentriss and Company relating to inclusion of its opinion given to Potomac in the Proxy Statement.
                   Prospectus included in this Registration Statement.
  99.1             The manually signed report, dated January 28, 1994, of Yount,
                   Hyde & Barbour, P.C. as accountants for F&M will be kept on file in the offices of F&M.
  99.2             The manually signed report, dated January 14, 1994, of
                   Thompson, Greenspon & Co., P.C. as accountants for Potomac will be kept on file in the offices of F&M.
  99.3             Form of proxy of Bank of the Potomac.

    (b) No financial statement schedules are required to be filed herewith pursuant to Item 21(b) of this Form.

ITEM 22. UNDERTAKINGS

  (a) Item 512 of Regulation S-K.

  RULE 415 OFFERINGS. The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   REGISTRATION ON FORM S-4. (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party which is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

   (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  REQUEST FOR ACCELERATION OF EFFECTIVE DATE OR FILING REGISTRATION
STATEMENT ON FORM S-8. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payments by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (b) Item 22(b) of Form S-4

   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.


   (c) Item 22(c) of Form S-4

    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act, the registrant has duly signed this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winchester, Commonwealth of Virginia, on January 11, 1995.

                                       F & M NATIONAL CORPORATION
                                       Winchester, Virginia



                                       /s/ W. M. Feltner
                                       ----------------------------
                                       W. M. Feltner, Chief Executive
                                       Officer and Chairman of the Board


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 11, 1995.


NAME                                                   TITLE



/s/ W. M. Feltner                             Chief Executive Officer
W. M. Feltner                                 and Chairman of the Board
                                              Principal Executive Officer
                                              and Director


/s/ Alfred B. Whitt                           Principal Financial Officer,
Alfred B. Whitt                               Secretary, Senior Vice
                                              President and Director



/s/ Jack R. Huyett                            President, Chief Administrative
Jack R. Huyett                                Officer and Director

/s/ Frank Armstrong, III                      Director
Frank Armstrong, III


/s/ Harlan M. Bell                            Director
Harlan M. Bell



/s/ James L. Bowman                           Director
James L. Bowman


/s/ Betty H. Carroll                          Director
Betty H. Carroll

/s/ William H. Clement                        Director
William H. Clement

/s/ William R. Harris                         Director
William R. Harris

/s/ L. David Horner, III                      Director
L. David Horner, III

/s/ William A. Julias                         Director
William A. Julias

/s/ Joseph E. Kalbach                         Director
Joseph E. Kalbach

/s/ J. Frank Loy                              Director
J. Frank Loy

/s/ George L. Romine                          Director
George L. Romine

/s/ John S. Scully, III                       Director
John S. Scully, III

/s/ J. D. Shockey, Jr.                        Director
J. D. Shockey, Jr.

/s/ Fred G. Wayland, Jr.                      Director
Fred G. Wayland, Jr.

/s/ C. Ridgely White                          Director
C. Ridgely White


/s/ F. Dixon Whitworth, Jr.                   Director
F. Dixon Whitworth, Jr.